FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002 (September 16, 2002)

THE NEWS CORPORATION LIMITED
(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are copies of the 2002 Annual Report of The News Corporation Limited ("News Corporation"), the 2002 Full Financial Report of News Corporation and the Notice of Annual General Meeting of News Corporation, to be held on October 9, 2002 in Adelaide, Australia which were sent to shareholders of News Corporation.

Also annexed hereto are copies of the Depositary's Notice of Shareholders' Meeting and ADS Voting Instructions which Citibank sent to the holders of American Depository Receipts ("ADR's) evidencing Ordinary Shares and the Depository's Notice of Shareholders' Meeting sent to holders of ADR's evidencing Preferred Limited Voting Ordinary Shares ("Preferred Shares"). Also annexed hereto and sent to both holders of ADR's evidencing Ordinary Shares and Preferred Shares is a copy of the 2002 Annual Information for ADR holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: September 16, 2002

By: /s/ Arthur M. Siskind
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System
A.	2002 Annual Report of News Corporation.	
B.	2002 Full Financial Report of News Corporation.	
C.	Notice of Annual General Meeting of News Corporation sent to shareholders of News Corporation.	
D.	Notice of Annual General Meeting of News Corporation sent to holders of ADR's evidencing Ordinary and Preferred Shares of News Corporation.	
E.	Depositary's Notice of Shareholders' Meeting for holders of ADRs evidencing Ordinary Shares.	
F.	ADS Voting Instructions to Citibank.	
G.	Depositary's Notice of Shareholders' Meeting for holders of ADRs evidencing Preferred Shares.	
H.	2002 Annual Information for ADR holders.	

EXHIBIT A



News Corporation

ANNUAL REPORT 2002

A constellation of media businesses, News Corporation's global operations encompass the fields of filmed entertainment, newspapers, pay and free-to-air television, cable network programming, book publishing, magazines and consumer marketing.

Just as our assets span the world, our vision spans art and humor, audacity and compassion, information and innovation – whether in an American television series, an Indian game show, an Australian newspaper, an English sports broadcast or an international box-office hit.

Every day, hundreds of millions of people are entertained and enlightened by the authors and actors, printers and producers, reporters and directors who fulfill our mission. That mission remains unchanged after half a century of expansion and improvement: the creation and distribution of top-quality news, sports and entertainment around the world.

News Corporation

A.C.N. 007 910 330


THE TIMES

The News Corporation Limited

As of June 30, 2002

United States

Fox Filmed Entertainment (a)
- Twentieth Century Fox Film Corporation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Fox Interactive
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television
- Regency Television (b) 50%
- Blue Sky Studios

Australia

Fox Studios Australia (b) 50%
Premium Movie Partnership (b) 20%

Latin America

Fox Studios Baja (a)
Canal Fox (a)
Telecine (b) 12.5%

United States

FOX Broadcasting Company (a)
Fox Television Stations (a)

WNYW	New York, NY
WWOR	New York, NY
KTTV	Los Angeles, CA
KCOP	Los Angeles, CA
WFLD	Chicago, IL
WTXF	Philadelphia, PA
KDFW	Dallas, TX
KDFI	Dallas, TX
WFXT	Boston, MA
WTTG	Washington DC
WDCA	Washington DC
WAGA	Atlanta, GA
WJBK	Detroit, MI
KRIV	Houston, TX
KTXH	Houston, TX
KMSP	Minneapolis, MN
WFTC	Minneapolis, MN
WTVT	Tampa, FL
KSAZ	Phoenix, AZ
KUTP	Phoenix, AZ
WJW	Cleveland, OH
KDVR	Denver, CO
WRBW	Orlando, FL
WOFL	Orlando, FL
KTVI	St. Louis, MO
WDAF	Kansas City, MO
WITI	Milwaukee, WI
KSTU	Salt Lake City, UT
WBRC	Birmingham, AL
WHBQ	Memphis, TN
WGHP	Greensboro, NC
KTBC	Austin, TX
WUTB	Baltimore, MD
WOGX	Gainesville, FL

United Kingdom and Europe
British Sky Broadcasting 36%
Stream 50%
Balkan News Corporation 75%

Asia (except Japan)
STAR
Channel [V] 87.5%
Phoenix Satellite Television 37.6%
ESPN STAR Sports 50%
Vijay Television 51%
Viva Cinema 50%
ZeeTelefilms 3.9%
Space Shower Networks 10%

Japan
SKY PerfecTV! 8.1%
News Broadcasting Japan 80%
JSky Sports 14.3%
Sky Movies Corporation 50%
Nihon Eiga Satellite Broadcasting 15%

Latin America
Cine Canal (b) 22.5%
Sky Latin America DTH Platforms
- Mexico – Innova 30%
- Brazil – NetSat 36%
- Sky Multi-Country Partners 30%

Australia and New Zealand
FOXTEL 25%
Fox Sports Australia 50%
Sky Network Television 30%
National Rugby League 50%

United States
Fox News Channel (a)
Fox Cable Networks Group (a)
- FX
- Fox Movie Channel
- Fox Sports Networks
- Fox Regional Sports Networks (13 owned and operated) (c)
- Regional Programming Partners (b) 40%
- Fox Sports World
- Speed Channel
- Fox Pan American Sports (b) 37.9%
- Rogers Sports Net (b) 20%
- National Sports Partners (b) 50%
- National Advertising Partners (b) 50%
- National Geographic Channel – Domestic (b) 66.7%
- National Geographic Channel – International (b) 50%

Los Angeles Dodgers
STAPLES Center (b) 40%
LA Sports and Entertainment District (b) 40%
HealthSouth Training Center (b) 40%

Asia
Hathway Cable and Datacom 26%
Taiwan Cable Systems
- (18 Affiliated Cable Systems) 20%

United States
New York Post

United Kingdom
The Times
The Sunday Times
The Sun
News of the World
TSL Education

Australia
More than 100 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier Mail 41.7%
- Sunday Mail (Brisbane) 41.7 %
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- Sunday Tasmanian
- The Sunday Times
- Northern Territory News
- Sunday Territorian

New Zealand
Independent Newspapers 45.3%

Fiji
The Fiji Times
Sunday Times
Nai Lalakai
Shanti Dut

Papua New Guinea
Post-Courier 63%

United States and Canada
News America Marketing
- In-Store
- FSI (SmartSource Magazine)
- SmartSource iGroup
- News Marketing Canada

The Weekly Standard
Gemstar – TV Guide International 42.9%

Australia
InsideOut
donna hay

United States, Canada, United Kingdom & Europe and Australasia
HarperCollins Publishers

United Kingdom and Europe
NDS 79%
Broadsystem
The Wireless Group 19%
Convoys Group
Sky Radio 71.5%
Radio 538 42%
News Outdoor Group 75%

Australia and Asia
News Interactive
Festival Records
Newspoll 50%
Beijing PDN Xinren Information Technology 69.6%
UTV Software Communications 19.9%
Digiwave Infrastructure Services 50%
Yesky.com 20%
21CN Cybernet Corporation .41%

(a) Held by News Corporation's 85.32%-owned FEG
(b) Reflects percentage held by News Corporation's 85.32%-owned FEG
(c) Fox Regional Sports Networks are all owned 100% except Fox Sports Net South is 88%

The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of The News Corporation Limited, its Directors or its Officers with respect to, among other things, trends affecting the group's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Financial Highlights

(Australian dollars, in Millions except for Earnings Per Share)

Year ended June 30,	2002	2001	2000
Revenues	$ 29,014	$ 25,578	$ 22,443
Operating Income	$ 3,542	$ 3,093	$ 2,742
Associated entities, before Other items	$ (314)	$ (162)	$ (228)
Income before Other items	$ 1,217	$ 1,282	$ 1,259
Other items, net	$ (13,179)	$ (2,028)	$ 662
Net Profit	$ (11,962)	$ (746)	$ 1,921
Earnings per share			
Income before Other items	$ 0.23	$ 0.30	$ 0.30
Net Profit	$ (2.43)	$ (0.19)	$ 0.47
Financial Position			
Assets	$ 71,449	$ 84,961	$ 65,585
Debt	$ 15,441	$ 18,805	$ 15,431

Operating Income by **Geographic Segment 2002**



Australasia 7%
United States 70%
United Kingdom and Europe 23%

Revenues by **Geographic Segment 2002**



Australasia 8%
United States 77%
United Kingdom and Europe 15%

Note: These financial highlights are taken from the Concise Financial Report.

Financial Highlights

(U.S. Dollars, in Millions except for Earnings Per ADR)

Year ended June 30,	2002	2001	2000
Revenues	$ 15,195	$ 13,802	$ 14,151
Operating Income	$ 1,855	$ 1,669	$ 1,729
Associated entities, before Other items	$ (165)	$ (88)	$ (144)
Income before Other items	$ 636	$ 691	$ 794
Other items, net	$ (6,901)	$ (1,136)	$ 419
Net Profit	$ (6,265)	$ (445)	$ 1,213
Earnings per ADR			
Income before Other items	$ 0.49	$ 0.64	$ 0.77
Net Profit	$ (5.09)	$ (0.46)	$ 1.18
Financial Position			
Assets	$ 40,293	$ 42,999	$ 39,279
Debt	$ 8,709	$ 9,517	$ 9,242

Operating Income by **Industry Segment 2002**



473
458
199
235
430
118
(58)
Filmed Entertainment
Television
Cable Network Programming
Magazines/Inserts
Newspapers
Book Publishing
Other

Revenues by **Industry Segment 2002**



4,040
4,274
1,869
864
2,411
1,078
659
Filmed Entertainment
Television
Cable Network Programming
Magazines/Inserts
Newspapers
Book Publishing
Other

Note: These financial highlights are taken from the Concise Financial Report

Chief Executive's Review

We have long been proud of News Corporation's stature not only as one of the world's most successful media companies but as its most international. The films, television programs, newspapers, magazines, books and other products and services of our Company simply reach more people in more countries than those of any other media provider. Yet we do more than operate on a truly global scale: for almost 50 years we have operated according to the values that bind us to the communities we serve – and that unite people across the globe.

The past fiscal year gave us ample chance to exercise those values. It was a time of extraordinary events and exceptional difficulty for people, nations and industries around the world – during which our worldwide Company met challenges to our operations, and our principles, head-on. Our efforts have always been driven by a fierce egalitarian spirit, by a deep belief in fair play and in the rights of individuals. This is the spirit that has guided our diverse operations as we've catered to television audiences from Britain to Bangalore; as our newspapers have earned one loyal reader at a time from New York City to New Guinea; and as we have turned the vision and expertise of the individuals who manage our businesses into successful operations. It is also this spirit that has guided our principled response to world events during the past year, particularly the events of September 11.

Our journalists in New York – at the *Post*, at Fox News Channel and at our foreign newspaper bureaus based in the city – showed tremendous resolve and personal courage as they delivered exemplary coverage of the attacks and their aftermath from the front lines, even while being targeted themselves with anthrax contamination and terrorist threats. Our FOX network was one of the original organizers of the telethon that brought together the world's most popular entertainers and raised US$180 million for the victims of September 11. Months later, Fox News Channel initiated and led the charge against September 11 charities that were slow to distribute their funds; and the *New York Post* launched an awards program, based on nominations by the public, to honor New Yorkers who exemplify the strength of character that the city has shown since the attacks.

Our responses to momentous events were not limited to the U.S. during the past year. In the U.K., *The Sun* and *The Times* lent their distinctive voices to Britain's historic debates over currency and politics. In India, the management and employees of STAR showed enormous bravery as they worked to serve their customers through that country's political upheaval. And in Australia, the *Daily Telegraph* in Sydney organized and executed a phenomenally successful appeal for the sake of the victims of the destructive bushfires that struck New South Wales.

Media companies such as ours have an obligation to the communities we serve to be good and involved citizens. I was – and I remain – deeply proud of all our companies' efforts during this past year to fulfill that essential function.

At the same time, we also have a fundamental responsibility to shareholders to operate our Company as efficiently and profitably as possible. Therefore, I am pleased to report that the Company's results were extremely strong in fiscal 2002. Our revenues rose 10 percent to US$15.2 billion and



Rupert Murdoch
CHAIRMAN AND CHIEF EXECUTIVE

our operating income increased 11 percent to US$1.86 billion. In the face of unprecedented challenges we generated uncommon success.

As strong as our results were, however, we were not able to transfer that strength to our share price. Like you, I am frustrated with the underperformance of our stock during this past fiscal year and know it is of little consolation that our peers – and indeed the overall U.S. market – experienced similar and greater losses. I and other members of our senior management team spent considerable time this past year educating the marketplace about our fundamental shareholder value in the hope that with a market rebound will come a rebound in our stock price to levels that more accurately reflect our true position.

Nevertheless, fiscal 2002 was a year of significant operational success.

In the U.S., our Filmed Entertainment segment recorded operating income of US$473 million, a 78 percent increase over the previous year, fueled by the record-breaking theatrical releases of *Planet of the Apes*, *Ice Age* and *Star Wars Episode II: Attack of the Clones*; by the strong performance of home entertainment releases including the brilliant *Moulin Rouge* and *Behind Enemy Lines*; and by the pay-TV earnings of *Planet of the Apes* and *Dr. Dolittle 2*. These are the benefits of our exceptional string of motion pictures over the past year and a half: a content pipeline generating ongoing revenues as our films are released across a variety of ancillary windows. It is not luck that powered our fifth consecutive year of record revenues from DVD and VHS sales in the U.S. but rather the talents of our executives and their creative teams, the sheer quality of the films they create and the intelligent marketing and distribution strategies they employ to maximize these products' potential.

Our television production business also helped to propel the earnings increase in Filmed Entertainment, as Twentieth Century Fox Television (TCFTV) furthered its reign as the number one supplier of series to networks. During the year, TCFTV sold the syndication rights to such successful shows as *Buffy the Vampire Slayer*, *King of the Hill*, *The Practice* and *Ally McBeal* as well as raising the license fees for network series including *Dharma & Greg*. Fox Television Studios' *Malcolm in the Middle* – nominated for five Emmys in July 2002 – also continued to be a treasured television property, reflected in the sale, shortly after the fiscal year, of rights to re-broadcast the series to stations covering 30 percent of the U.S. With 24 of our television series incorporated into the U.S. broadcast networks' schedules for next season – 15 of them returning from last season – the Company is poised to extend its unrivaled leadership in network program creation and to augment its line of syndication hits.

Perhaps the clearest evidence of our ability to strengthen our businesses in uncertain economic conditions and against any competition can be seen in the progress of our cable television platforms in fiscal 2002. Operating income at the cable segment increased 88 percent in fiscal 2002 as explosive gains were achieved across all the Company's cable channels. Fox News Channel, once considered an improbable challenger to an unbeatable frontrunner, became the undisputed number one cable news channel on U.S. television in less than six years. Fox News beat CNN's ratings 24 hours a day while adding more than 12 million subscribers and remained the most-watched cable news network for the second half of the fiscal year. FX emerged as a top 10 cable network as the fast-growing entertainment channel generated the highest ratings in the industry with its original movies and series and increased its subscribers by 20 percent. Fox Sports Networks improved its operating profit by 30 percent on the strength of double-digit revenue growth at the Regional Sports Networks and the continued rise of Speed Channel, which now boasts nearly 52 million subscribers. And National Geographic Channel, launched in partnership with National Geographic Television in January 2001, more than doubled its subscribers during the year to accomplish the most successful rollout of a U.S. cable network in history, after already achieving great international success.

Meanwhile, our Fox Television Stations group continued to thrive as the nation's most enviable collection of local stations – and the Company's most profitable business. In the past year we began to realize the incremental benefits of our duopolies in the top American markets as the group lowered overhead costs, improved operating efficiency and expanded its market share. Strategic acquisitions and swaps during the fiscal year helped the Company create four of those valuable duopolies – with a fifth, in Chicago, finalized in August 2002. As a result, the group now operates nine duopolies, including duopolies in the nation's top three markets of New York, Los Angeles and Chicago. Our focused strategy of creating the most efficient television platforms in the most rewarding American markets continues to make the Fox Television Stations group a major growth engine for the Company.

While much of these stations' programming, and thus their strength, is supplied by the FOX Broadcasting Company, the network itself endured a difficult year. Although FOX maintained its position as the number two network in the 2002 broadcast season in the coveted demographic of Adults 18 to 49, and despite the success of the groundbreaking new series *24* and *The Bernie Mac Show*, lower overall ratings, increased programming costs, losses from our sports contracts and the soft ad market combined to seriously hinder results. Following the departure of two of FOX's most durable hit series, *The X-Files* and *Ally McBeal*, the network has taken aggressive steps to regain momentum. In June, FOX launched *American Idol*, which fast became the most popular series of the summer – averaging nearly 10 million viewers in its first few weeks – and we will continue to refine and redefine our programmir to meet the needs of our viewers and advertisers going forward.

Our concerted efforts to improve our businesses generated positive results far beyond the U.S. In the U.K., BSkyB – 36 percent-owned by News Corporation – built on its success as the best digital satellite television service in the world. BSkyB's phenomenal growth led the platform to operational profitability by the end of the year. The substantial increase of Sky's direct-to-home subscriber base, 6.1 million strong by June 2002, fueled a 20 percent revenue improvement. With annual revenue per user having risen 11 percent and with churn impressively low, Sky continues to set the operational standard for digital television service everywhere.

STAR, too, achieved positive contributions for the second half of the fiscal year as the pan-Asian television platform improved its yearly operating income by 57 percent. At the close of fiscal 2002, STAR Plus celebrated two full years of unmatched excellence in the Indian market, having broadcast an average of 19 of the country's top 20 cable shows every week. Our 37.6 percent-owned Phoenix Chinese Channel remained China's leading independent television service, and our launch in March 2002 of a 24-hour Mandarin entertainment channel in Southern China made promising inroads into the most populous television market in the world.

In Book Publishing, HarperCollins continued its success, posting increased earnings across all its worldwide divisions while achieving some of the highest profit margins in the business. In its fifth consecutive year of rising profits, HarperCollins saw both its Canadian and U.K. divisions win those countries' publisher of the year awards. With a record number of American bestsellers in the past year, with its September 2001 launch of the bilingual Rayo imprint and with the establishment of the HarperCollins India joint-venture shortly after the end of the fiscal year, HarperCollins continued to excel and expand across the globe.

As I've said, however, with worldwide presence come worldwide challenges, and the severity of global economic conditions in the first half of the

The past year was a time of extraordinary events and exceptional difficulty for people, nations and industries around the world - during which our worldwide Company met challenges to our operations, and our principles, head-on.

year took its toll. The poor advertising climate affected several of our businesses as we worked hard to retain our leadership positions in extremely competitive markets.

This battle was hard-fought at our newspaper operations, whose famous mastheads and loyal readerships make us the world's leading English-language publisher. In the U.K., the solid market leadership of our papers enabled the majority of them to increase circulation revenues year-over-year; yet these gains were counteracted by ad revenue declines. In Australia, our papers' circulation revenues also rose; but the downturn in national advertising, as well as higher newsprint costs, more than offset those increased revenues. Overall, operating income at the newspapers fell 12 percent from a year ago, kept from a steeper decline by our effective cost-cutting efforts.

The weakened ad market also forced us, in our second quarter, to substantially write down the value of our U.S. sports contracts with the National Football League, Major League Baseball and NASCAR auto racing. These contracts were signed in a far more robust economy and advertising climate, and we had no choice but to take the write-down to reflect the reduced value of these contracts.

As we have grown over the past five decades to a company with more than US$40 billion in assets, we have had to be entrepreneurial – and in that process we have had our setbacks. Two of them came this year.

In February 2002, we wrote down the value of News Corporation's investment in Germany's KirchMedia just as BSkyB wrote down its investment in KirchPayTV. Although we believed in the potential of the German market, and safeguarded that belief with an option to put BSkyB's stake back to Kirch, a series of ill-fated investments on their part – as well as the decline of their business in an unforgiving economy – led Kirch to declare bankruptcy in May and rendered BSkyB's put option virtually worthless.

We also had to write down the book value of our investment in Gemstar-TV Guide International due to Gemstar's diminished share price. Although this obviously came as a great disappointment, it represents no change in our fundamental belief in the future growth of this asset.

These were difficult but necessary decisions in a year of difficult operating conditions – and ultimately, for News Corporation, a year of real success. As a result of the positive momentum at nearly all our key businesses, our Company's balance sheet is exceptionally strong. The sale, in October 2001, of our 49.5 percent stake in Fox Family Worldwide for US$1.7 billion added US$1.3 billion to our cash reserves. Moreover, our increased free cash flow for the full year, which rose to US$1.5 billion, enabled us to pay down debt while providing us with great stability and flexibility going forward. This fiscal strength will be all the more advantageous should our advertising markets, which have demonstrated a significant improvement over the past several weeks, continue their return to health.

Yet more than our balance sheet was bolstered during the past year: indeed, our Company itself is operating at full strength and to the best of our integrated abilities. The span of our international operations would not be nearly as valuable if it weren't for our ability to work together, combining the strengths of assets across diverse media industries and the talents of employees across the world. The people of News Corporation – the creators and managers of our properties, the staff who improve our businesses daily and the shareholders whose support and vision we work to reward – are certainly our most valuable assets in every country, every economy and every year. In the past year those people were united by shared challenges and shared principles; it is the result of their hard work that our Company now stands so well-positioned for future success.

As a result of the positive momentum at nearly all our key businesses, our Company's balance sheet is exceptionally strong.



the movies

diences c...



Animation sensation *Ice Age* grossed more than US$300 million worldwide after achieving the highest-grossing March opening – and the third-largest animated opening – in box office history

Filmed Entertainment

Some of the most successful motion pictures in history, the world's favorite home entertainment, and an industry-leading number of primetime television series are created by News Corporation's filmed entertainment operations.

During the year, Twentieth Century Fox's outstanding run of films – including *Planet of the Apes, Ice Age, Star Wars Episode II: Attack of the Clones, Minority Report, Shallow Hal* and *Dr. Dolittle 2* (released late in fiscal 2001) generated record-breaking theatrical openings and strong revenues worldwide. These films will continue to generate revenues as they are distributed across video, DVD, pay-TV and free television windows internationally. Profits at the Company's home entertainment business rose to record levels for the fifth consecutive year, driven by the successful video and DVD releases of such films as *Moulin Rouge* and *Kiss of the Dragon*.

In television production, the Company again supplied more primetime shows to the major U.S. broadcast networks than any other studio – and will extend that leadership to four straight years with series created by Twentieth Century Fox Television and Fox Television Studios for the 2002-2003 season.

News Corporation's filmed content is at the heart of its international success, and the segment's results during fiscal 2002 are a testimony to the Company's creative and distribution strengths.





Minority Report, starring Tom Cruise and directed by Stephen Spielberg, was **the number-one film in the U.S.** upon its release in June 2002

Fiscal 2002 began with **the spectacular success of *Planet of the Ap* which grossed US$360 million in theaters worldwide** by June 3 The film was an instant hit in the home entertainment market when released DVD and video in November









- *Moulin Rouge*, released in fiscal 2001, **won two Academy Awards and three Golden Globe awards**. *Moulin Rouge* grossed more than US$175 million at the worldwide box office
- The debut of *Star Wars Episode II: Attack of the Clones* marked the **widest release of a motion picture ever**, helping to propel the film to box office revenues of more than US$500 million worldwide by the end of the fiscal year
- Other **solid box office performers** during the year included *Shallow Hal*, *Behind Enemy Lines* and *Unfaithful*




STAR WARS
I
THE PHANTOM MENACE
MOULIN ROUGE
JOY RIDE
STEVE ZAHN PAUL WALKER LEELEE SOBIESKI
BEHIND ENEMY LINES
GENE HACKMAN
PLANET OF THE APES
CHARLTON HESTON
SHALLOW HAL
Gwyneth Paltrow
Jack Black

- Fiscal 2002 was the **fifth consecutive year of record-breaking revenues** from DVD and VHS sales in the U.S., which increased 18 percent over the previous year
- Apart from the **home entertainment success** of *Dr Dolittle 2* and *Planet of the Apes*, five consecutive DVD releases debuted at number one on American sales charts: *Kiss of the Dragon, Don't Say a Word, Joy Ride, Black Knight* and *Behind Enemy Lines*





- The Company's **television production studios were the leading supplier of primetime shows** to the networks for the third consecutive year. The industry leadership of Twentieth Century Fox Television and Fox Television Studios was solidified with the addition of FOX's top-rated *The Bernie Mac Show* and the WB's hit comedy, *Reba*.

- Other **high-rating series** produced by Fox studios for FOX and other networks included *Malcolm in The Middle, The Shield, Yes, Dear, Judging Amy* and *The Practice*.

- Syndication **revenues from the Company's slate of hit series continued to increase**, with *Ally McBeal, King of The Hill, The Practice* and *Buffy the Vampire Slayer* all moving into the lucrative syndication market in fiscal 2002.

- *The X-Files* ended its enormously **successful eight-year run**, while the final episode of the hit show *Ally McBeal* aired after five high-rating seasons.



the television shows that viewers tune into...





Television

With an industry-leading group of local American stations, a leading broadcast network in the U.S. and the most advanced television platforms across the globe, News Corporation is a clear leader in the worldwide television industry.

In the U.S., the 34-station Fox Television Stations group – still the most profitable of the Company's television businesses despite a downturn in the advertising market – grew market share significantly as it continued to develop duopolies in the nation's largest television markets. Meanwhile, the FOX Broadcasting Company focused its creative talents on fostering a ratings turnaround at the network after a disappointing 2001-2002 season. In the U.K., the successful rollout of BSkyB's digital service counted its six-millionth subscriber. And in Asia, STAR grew its revenues more than 15 percent on the strength of the market leadership of STAR Plus in India and subscription revenue gains across the region. STAR recorded an operating profit for the first time during the second half of the fiscal year.

Whether pioneering a diverse television platform across the world's largest continent or delivering news, sports and entertainment to one local community at a time, News Corporation's television operations are unparalleled.

- The FOX Broadcasting Company continued to be the **number one network among teen viewers** and the number two network among Adults 18-49 despite a fall in overall ratings

- The final season of hits *The X-Files* and *Ally McBeal* also marked the debut of *The Bernie Mac Show* – the season's **highest-rated new show among teens** – and *24*, one of the most critically acclaimed new dramas on any network



- FOX built on the stunning success of its 2001 NASCAR broadcasts with **higher average audiences** for regular season races in 2002

- Following FOX's broadcast of *Super Bowl XXXVI* – **the most-watched program of the year on any network** – *Malcolm in the Middle*, the Emmy Award-winning Fox Television Studios comedy, drew an extraordinary 31 million viewers


FOX 4


FOX 31 ON TARGET

- Fox Television Stations **increased its market share, revenues and earnings** after completing the acquisition of the former Chris-Craft station group
- Strategic swaps and acquisitions **created four new duopolies during the year**, with an additional duopoly in the Chicago market formed subsequent to the end of fiscal 2002
- With the Chicago acquisition, **the station group includes nine major-market duopolies**, among them duopolies in the top three U.S. television markets: New York, Los Angeles and Chicago


FOX


SKY news
GER 1
ENG 2
47:44
ERIKSSON IS THE ONLY MAN WHO CAN LEAD US TO VICTORY A
CAMERAS HIGHLIGHTS FANZONE STATS
PRESS '0' FOR MASTER VIEW OR 'SKY' TO EXIT

■ In the U.K., BSkyB, 36 percent-owned by News Corporation, solidified its position as **the premier digital satellite television service** as Sky's DTH subscriber base surpassed six million, its average revenue per subscriber rose and its churn rate remained among the lowest in the industry



- In Asia, STAR **achieved operating profitability** for the second half of the fiscal year as it built on its businesses in India and Greater China
- In India, **80 percent of cable homes watched STAR programming** each week and STAR's Hindi entertainment channel averaged 40 out of the top 50 programmes on cable
- In Taiwan, STAR achieved **the number one position in the movie category** with STAR Mandarin Movies
- In mainland China, Phoenix Chinese Channel, 37.6 percent-owned by News Corporation, remained **the nation's leading independent broadcaster**
- STAR launched Xing Kong Wei Shi, a Mandarin entertainment channel, **the first all-new channel** granted cable carriage in mainland China



the cable channels
that subscribers demand...


FOX

- Fox News Channel more than doubled its audience on a 24-hour basis and **increased its primetime audience 92 percent** to firmly establish itself as number one among U.S. news channels
- The addition of 12.3 million subscribers at Fox News Channel enabled the Company to increase affiliate fees, while the **rapid ratings rise led to a 72 percent increase in ad sales**

Cable Network Programming



News Corporation's cable television channels have quickly graduated from promising upstarts to durable – and profitable – market leaders. The Company's news and general entertainment channels, Fox News Channel and FX, are the two fastest-growing channels in the industry; its sports network, Fox Sports Net, is enjoying the largest ratings increase in its five-year history; and the recent launch of the National Geographic Channel in the U.S. and the Speed Channel relaunch have generated strong subscriber and ratings growth. As a result, the Company's cable properties are now experiencing the profits that come with reaching and retaining the top positions in their markets.

In fiscal 2002 the cable sector's operating income increased 88 percent on the strength of higher advertising and subscriber revenues. Fox News Channel grew its subscribers by 18 percent as it toppled CNN as the most popular news channel. FX achieved tremendous ratings and earnings growth on the strength of its powerful original series and NASCAR cablecasts, while Fox Sports Net, the Company's regional sports networks, continued to dominate local sports markets across the U.S.

In fiscal 2002, the Company's cable properties emerged as some of the most dynamic and admired channels on U.S. television.

■ FX series *The Shield*, produced by Fox Television Studios, achieved **the highest ratings in cable history** for both its premiere episode and series finale. *Sins of the Father*, an FX made-for-TV movie, became the highest-rated original program in cable history.




YELLOW

■ FX exploited the phenomenal popularity of NASCAR, **exceeding the ratings and viewership** of the previous year's NASCAR coverage. By the end of the fiscal year, FX was one of the top 10 cable channels among adults 18 to 49

■ Speed Channel, formerly Speedvision, was **relaunched with a full slate of NASCAR racing** to complement its existing worldwide motor racing coverage


ASCAR ON FO



- In October 2001, the Company sold its 49.5 percent stake in Fox Family Worldwide to Walt Disney Company for **US$1.7 billion**
- National Geographic Channel celebrated **the most successful launch** of a U.S. cable network in history and expanded from 12 million subscribers to 28 million
- The world-famous LA Dodgers drew **more than three million fans** to Dodger Stadium for the sixth consecutive year and for the 15th time in the team's history, a Major League Baseball record
- Fox Sports Net launched the *Best Damned Sports Show Period* to rave reviews. Fox Sports Net's **ratings, subscribers and operating income all increased**





the newspapers

that communities trust...



Newspapers

The international newspaper operations of News Corporation, the largest of any English-language publisher, continue to lead markets large and small across the globe.

In fiscal 2002, the Company's papers faced a worldwide economic and advertising downturn that cut into profits. Nonetheless, many of them managed to retain – and in many cases improve upon – their impressive circulations and revenues.

At News International papers in the U.K., higher circulation revenues and cost-cutting initiatives boosted the Company's renowned mastheads despite the decline in advertising revenues. As a result of the Company's diligence, nearly all its U.K. papers were able to increase market share over their competitors. At News Limited in Australia, circulation at most of the Company's newspapers increased during the year. Meanwhile, in the U.S., the *New York Post* celebrated 200 years of excellence as its circulation climbed for an eighth consecutive year.

Founded nearly 50 years ago as the publisher of a single newspaper, News Corporation has made the art of good newspaper journalism a global strength.



■ The *Herald Sun* furthered its reign as Australia's top-selling daily paper, **outselling its nearest rival by an incredible three-to-one** from Monday to Friday. Sales of the *Sunday Herald Sun* increased dramatically, boosted by a major redesign and the addition of new sections

■ *The Times* continued to **reach more opinion formers** than any competitor. Average weekly sales of *The Sunday Times* increased by 1.6 percent to nearly1.4 million


THE TIMES

- Despite a year-on-year circulation drop, *The Sun* **maintained its leadership** of the U.K.'s daily newspaper market with an average readership of more than nine million adults
- *News of the World*, the biggest-selling national newspaper in the U.K., **expanded its market share** in the Sunday market and increased its average weekly circulation to nearly four million
- *The Australian* **maintained its circulation** while it battled the downturn in Australian national newspaper advertising
- Sydney's most popular daily paper, *The Daily Telegraph*, increased its circulation as *The Sunday Telegraph* remained Australia's best-selling Sunday paper with a circulation more than **20 percent greater than its nearest competitor**
- News Corporation's 45.3 percent-owned Independent Newspapers Limited remained New Zealand's leading newspaper publisher as its 100 titles **maintained advertising sales and circulation levels**


Sun


TIMES
PLAYING
DOCTOR



200 YEARS
NEW YORK POST
LATE CITY FINAL
25 CENTS
Upheaval at AOL
TV Sports pullout
SOB STORY
Weeping Lizzie in 'sorry' state as trial looms

■ The *New York Post* achieved **larger daily circulation increases** in New York following September 11, 2001 than all its major competitors combined, and increased sales by 15.4 percent in the year to March 31

the magazines that people rely on and the savings that shoppers value...



TV GUIDE
$1.99

Magazines and Inserts

News Corporation's portfolio of consumer promotion media gives the Company unequaled access to consumers through newspaper inserts, in-store advertising, savings coupons and over the Internet. Meanwhile, the Company's 42.9 percent-owned Gemstar-TV Guide International provides the world's most valuable television guidance information and technology.

News Corporation's consumer promotion group, News America Marketing, achieved dramatic growth during the year on the mounting success of its SmartSource marketing products.

On the strength of its interactive program guide and the popularity of its TV Guide brand, Gemstar-TV Guide remained at the vanguard of the worldwide television industry in fiscal 2002.

Reaching millions of American shoppers every week, readers around the world and television viewers in more than 60 countries, the businesses in News Corporation's magazines and inserts segment continued to be an integral part of consumers' lives.



donna hay

- In its 50th year, *TV Guide* magazine remained the top-selling weekly magazine in the U.S. with **a circulation of more than 9 million**
- Gemstar-TV Guide International forged long-term agreements with Sony Corporation, Matsushita Electric Industrial Company, Broadband Solutions, Mediacom and Victor Company of Japan that will **expand the distribution of Gemstar's interactive program guide**
- In Australia, *donna hay*, a cooking magazine, significantly **exceeded circulation expectations** in its first year
- *The Weekly Standard*, News Corporation's Washington-based political magazine, **continued to shape the American policy debate** as its subscription revenues increased


SmartSource

- *SmartSource Magazine*, the most widely circulated newspaper insert in the U.S., **grew its market share substantially** during the year to 50 percent

- New SmartSource at-shelf programs **drove incremental sales of more than US$5 million**, bringing News America Marketing's in-store sales to record levels



the books that readers desire ...



Book Publishing

News Corporation's HarperCollins is a leading book publisher around the world, and its titles continued to fill bookstores and bestseller lists in fiscal 2002.

HarperCollins achieved its fifth consecutive year of record profits across all its divisions in the U.S., the U.K., Canada and Australia/New Zealand as well as an unprecedented number of American bestsellers. With revenues exceeding US$1 billion, HarperCollins continued to set the highest operational standards in the book publishing industry. During the past fiscal year the company further diversified its operations with the U.S. launch of Fourth Estate, the distinguished HarperCollins UK imprint, and the debut of Rayo, a groundbreaking bilingual imprint dedicated to Latino authors. Zondervan, HarperCollins' Evangelical Christian division, published the top five best-selling Bibles for calendar year 2001.

A powerhouse of award-winning authors and editors, vibrant international operations and expert management, HarperCollins is a favorite of book lovers across the globe.


IF YOU TAKE A MOUSE
TO THE MOVIES
DUTY
LEMONY SNICKET:
THE
UNAUTHORIZED

- In fiscal 2002, HarperCollins claimed the **third-largest worldwide market share** of all English-language publishers
- **HarperCollins placed a record 106 titles on the *New York Times* bestseller list**, including nine number-one titles, as well as 46 titles on the *Sunday Times* list in the U.K.
- Titles in Lemony Snicket's **phenomenally popular** *Series of Unfortunate Events* spent a collective 219 weeks on the *New York Times* bestseller lists
- Zondervan's *NIV Study Bible* was the **number one best-selling Bible** in the Christian Book Association




LISA SCOTTOLINE


Barbara Kingsolver
ISABEL ALLENDE
Portrait in Sepia
JIM COLLINS
MORROW

- In March 2002, **HarperCollins UK was voted Publisher of the Year** at the British Book Awards
- For the second year in a row HarperCollins UK published the **British Book Awards' Book of the Year**: Pamela Stephenson's best-selling *Billy*, a biography of her husband, comedian Billy Connolly
- In June 2002, **HarperCollins Canada swept the Canadian Booksellers Association Awards** with five Libris Awards for Author of the Year, Book of the Year, Editor of the Year, Sales Representative of the Year and Publisher of the Year
- HarperCollins celebrated the renaissance of J.R.R. Tolkien's *Lord of the Rings* trilogy – whose **sales rose 1000 percent** over the previous year in the UK, Canada, Australia and New Zealand – following the release of the film adaptation in December 2001

other

the innovation that the future requires.



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英超风云

- NDS, a leading supplier of digital pay-TV systems and software, **increased the distribution** of its conditional access system to more than 28 million subscribers around the world
- During fiscal 2002, NDS **expanded its businesses** across Asia, the U.S. and the U.K. by forging strategic agreements with Sichuan Provisional Networks and CCTV in China, Sky Life Korea in Korea, the Versatel digital cable system in Moscow and Bloomberg Interactive
- NDS' Value@TV technology powered viewers' interactive tennis games during Wimbledon in July 2001, viewer voting in the MTV European Music Awards in November 2001 and the **first interactive broadcast of the NFL Super Bowl** to Mexico in February 2002


QANTASLINK

- The National Rugby League, 50 percent owned by News Corporation, achieved **strong crowds and substantial increases** in television audiences – including a pay-TV ratings rise of more than 20 percent – during fiscal 2002
- Broadcasts of the NRL were among the **most-watched programs of any type** in the Sydney and Brisbane markets during the 2002 rugby league season



- Broadsystem – a top U.K. provider of outsourced database management and marketing communications – won major accounts during the year with Inland Revenue, npower and MBNA while **successfully integrating the operations** of News Omnimedia, a News Corporation subsidiary specializing in mobile text services



Concise Report

FOR THE YEAR ENDED 30 JUNE, 2002

Table of Contents

A.C.N. 007 910 330



Statement of Corporate Governance

FOR THE YEAR ENDED 30 JUNE, 2002

Board of Directors

The Board of Directors (the "Board") oversees the business of The News Corporation Limited and its controlled entities ("the Company"). To assist in the execution of its responsibilities, the Board has established a number of Board Committees including a Nominating Committee, Compensation Committee, Share Option Committee and Audit Committee. It has also established an overall framework of internal control and a business risk management process, and has adopted appropriate ethical standards. Directors are classified as either Executive or Non-executive Directors, the former being those Directors engaged in full time employment by the Company.

The Board currently comprises six Executive Directors, including the Chairman, and nine Non-executive Directors, ensuring independence and objectivity.

The Company's Constitution authorises the Board to appoint Managing Directors (including the Chief Executive) with specific authorised duties and to elect a Chairman to preside at meetings. If a vote which requires a majority results in a tie, the Chairman is granted a second and deciding vote.

Re-appointment of Directors

The Company's Constitution provides that at every annual general meeting, one-third (or the nearest number to but not exceeding one-third) of the Directors (exclusive of any Managing Director, Directors of an age greater than 72 years and Directors appointed since the most recent annual general meeting) shall retire from office and all vacant directorships may be filled at that meeting.

The Directors to retire in each year are the Directors who have been in office longest since their last election or appointment. Retiring Directors are eligible for re-election. No Director (other than any Managing Director) can serve for a term longer than three years without re-election. Further, Directors appointed since the last annual general meeting must retire but are eligible to be re-elected for a three year term. Directors who are older than 72 must retire each year and are eligible to be re-elected for a one year term.

Directors may wish to seek independent advice relating to their duties as Board members. Any Director wishing to do this, at the Company's expense, requires the prior consent of the Chairman. The Chairman considers these requests on a case by case basis.

Nominating Committee

The Nominating Committee consists of the following Directors:

K R Murdoch AC
A S B Knight
A M Siskind

The Nominating Committee meets as required to consider the composition of the Board which must satisfy the following parameters:

- there must be a minimum of five Directors;
- at least two Directors must be residents of Australia; and
- the Board members should represent a broad range of expertise and experience.

If at any time the Nominating Committee is of the view that any of the above criteria are not satisfied, the Nominating Committee will nominate candidates for Board positions. The Board then needs to vote on those candidates. Persons voted into Board positions in this way then need to be re-elected by the shareholders at the next annual general meeting if they are to continue to hold office. The Nominating Committee will ask any Directors who are not properly performing their duties to retire.

Statement of Corporate Governance (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Compensation Committee

The Compensation Committee consists of the following Directors:

J A M Erkko KBE
S S Shuman

Details of Directors' remuneration, superannuation and retirement payments are set out on page 51.

The Compensation Committee has been established to review and make recommendations to the Board on the remuneration of the Chief Executive and to review and make recommendations to the Chief Executive on the remuneration of the other senior executive officers.

Share Option Committee

The Share Option Committee consists of the following Directors:

K R Murdoch AC
A M Siskind

The Share Option Committee determines to whom and how many options should be granted in furtherance of the Company's share option plans.

Audit Committee

The Audit Committee consists of the following Non-executive Directors:

S S Shuman, Chairman
J A M Erkko KBE
A S B Knight
T J Perkins

The Audit Committee, which operates under a Charter approved by the Board, meets at least twice each year with the Company's internal and external auditors. The purpose of these meetings is:

- to review the yearly and half-yearly financial results and statements, the findings of the audit, and any adjustments required to the financial statements as a result of the audit;
- to discuss any problems foreseen in the audit process;
- to discuss with the external auditors their judgements about the quality and acceptability of the accounting policies applied in the financial statements;
- to review the external auditors' fees and performance and discuss with them their independence;
- to recommend to the Board that the financial statements be approved;
- to recommend to the Board the selection of the independent external auditors;
- to review the annual internal audit plan and the results of internal audit's activities;
- to review the adequacy of internal controls; and
- to advise the Board on any other requested issues.

The Audit Committee invites senior executives of the Company, including the Chief Financial Officer and Group General Counsel, to participate in its meetings.

Statement of Corporate Governance (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Executive Committee

As at the date of the Directors' Report, the Company's Executive Committee is composed of the following Executive Directors and senior executives of the Company who are not members of the Board of Directors:

K R Murdoch AC	Chairman and Chief Executive Officer, The News Corporation Limited
A Ball	Chief Executive, British Sky Broadcasting Group plc
P Carlucci	Chairman and Chief Executive Officer, News America Marketing
P Chernin	President and Chief Operating Officer, The News Corporation Limited
D F DeVoe	Senior Executive Vice President, Chief Financial Officer, The News Corporation Limited
A Disney	Executive Vice President for Content, The News Corporation Limited
J Friedman	President and Chief Executive Officer, HarperCollins Publishers, Inc.
J N Gianopulos	Chairman, Fox Filmed Entertainment
G Ginsberg	Executive Vice President, Investor Relations and Corporate Communications, The News Corporation Limited
S Grushow	Chairman, Fox Television Entertainment Group
J Hartigan	Chief Executive Officer, News Limited
D Hill	Chairman and Chief Executive Officer, Fox Sports Television Group
L Hinton	Executive Chairman, News International plc
J R Murdoch	Chairman and Chief Executive Officer, STAR Group; Executive Vice President, The News Corporation Limited
L K Murdoch	Deputy Chief Operating Officer, The News Corporation Limited; Chairman, News Limited
A Peled	Chief Executive Officer, NDS Group plc
M Pompadur	Executive Vice President, The News Corporation Limited
T Rothman	Chairman, Fox Filmed Entertainment
J Shell	Co-President and Chief Operating Officer, Gemstar-TV Guide International
A M Siskind	Senior Executive Vice President, Group General Counsel, The News Corporation Limited
M Stern	Chairman and Chief Executive Officer, Fox Television Stations

The primary objectives of the Executive Committee are to strengthen the co-ordination and profitability of the Company's activities. In advising the Board, the Executive Committee also considers strategic direction, brand management, corporate communications, human resources and risk management.

In the implementation of its Charter, the Executive Committee:

- discusses major operating issues;
- evaluates opportunities and business risks;
- refines and redefines the Company's priorities worldwide and by market; and
- reviews and sets the strategic focus and direction of all major businesses of the Company.

Statement of Corporate Governance (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Internal Controls and Risk Management

An internal audit function operates under a Charter which defines the purpose, authority and responsibility of the Internal Audit Group. The Internal Audit Group's mission is to provide an independent assessment of risk and the effectiveness of the Company's worldwide operational, administrative and financial internal control environment.

The areas of emphasis for the conduct of the assessment include the:

- adequacy, appropriateness and effectiveness of accounting and operating controls;
- extent of compliance with Company policies and procedures;
- accuracy of and security over data and information;
- accountability for the Company's assets to safeguard against loss;
- adequacy of reviews made by the operating companies to ensure an effective internal control environment is fostered; and
- economy and efficiency with which resources are employed.

The results of each audit and agreed-upon management action plan are reported on a timely basis to the management responsible for implementing changes.

The Internal Audit Group reports to the Company's Audit Committee and meets with them at least twice a year to review the annual Internal Audit Plan and the results of its activities.

The activities of the Internal Audit Group are separate and distinct from the external auditors. However, active coordination between the two groups is recognised as essential in order to maximise the Company's return on investment for audit services.

Ethical Standards

At a Board meeting on 27 February, 1996, the Board adopted "Standards of Business Conduct". The Standards confirm the Company's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics. The Company intends that the spirit, as well as the letter of those standards is followed by all Directors, officers and employees of the Company, its subsidiaries and divisions. This is communicated to each new Director, officer and employee and has already been communicated to those in positions at the time the Standards were adopted.

Statement of Corporate Governance (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

The Standards deal with the following main areas:

- corporate assets and information:
  - (a) company funds and property;
  - (b) corporate records and accounting;
  - (c) confidential and proprietary information;
  - (d) insider trading;
  - (e) legal disputes;
- conflicts of interest;
- dealing with others:
  - (a) government officials;
  - (b) business hospitality;
  - (c) prohibited payments;
- equal opportunity and unlawful harassment;
- safety of the workplace and environmental protection; and
- relationships with competitors and other trade practices.

Employees are encouraged to raise any matters of concern with their supervisor or the relevant Company's general counsel.

Shareholders

Shareholders play an integral part in corporate governance and the Board ensures that shareholders are kept fully informed through:

- the Annual Report which is distributed to all shareholders and the Full Financial Report which is available to all shareholders on request;
- continuous disclosures made to the Australian Securities and Investment Commission, US Securities and Exchange Commission, and the Stock Exchanges in Australia, New York, New Zealand and London; and
- notices and explanatory memoranda of extraordinary and general meetings.

Shareholders may raise matters of concern at general meetings and have ultimate control in corporate governance as they vote for the members of the Board, the Company's governing body.

Directors' Report

FOR THE YEAR ENDED 30 JUNE, 2002

The Directors present their report together with the Concise Financial Report of the Company for the year ended 30 June, 2002 and the auditors' independent audit report thereon.

Directors

The following Directors were in office during the period 1 July, 2001 to the date of this report:

K R Murdoch AC

(Age 71). Managing Director and Chief Executive Officer of The News Corporation Limited since 1979, Chairman since 1991.
Director of Fox Entertainment Group, Inc. since 1985, Chairman since 1992 and Chief Executive Officer since 1995.
Chairman of STAR Group from 1993 to 1998, Director since 1993.
Director of British Sky Broadcasting Group plc since 1990 and Chairman since 1999.
Director of China Netcom Corporation (Hong Kong) Limited since 2001.
Director of Gemstar-TV Guide International, Inc. since 2001.
Member of the Nominating and Share Option Committees of The News Corporation Limited.

G C Bible

(Age 65). Chairman of Philip Morris Companies Incorporated since 1995 and Chief Executive Officer from 1995 to April 2002.
Non-executive Director of The News Corporation Limited since 1998.

C Carey

(Age 48). Director, President and Chief Executive Officer of Sky Global Networks, Inc. from 2001 to January 2002.
Non-executive Director since January 2002, Executive Director and Co-Chief Operating Officer of The News Corporation Limited from 1996 to January 2002.
Director of Fox Entertainment Group, Inc. from 1992 to January 2002 and Co-Chief Operating Officer from 1998 to January 2002.
Director of STAR Group from 1993 to January 2002.
Non-executive Director of NDS Group plc from 1998 to January 2002.
Director of TV Guide, Inc. from 1999 to 2000, Director of Gemstar-TV Guide International, Inc. from 2000 to January 2002.
Director of Gateway, Inc. since 1996.

P Chernin

(Age 51). Executive Director, President and Chief Operating Officer of The News Corporation Limited since 1996.
Director, President and Chief Operating Officer of Fox Entertainment Group, Inc. since 1998.
Director of Gemstar-TV Guide International, Inc. since April 2002.
Member of Advisory Board of PUMA AG since 1999.
Director of E*Trade Group, Inc. since 1999.

K E Cowley AO

(Age 67). Director of Independent Newspapers Limited since 1990, Chairman since 2001.
Director of The News Corporation Limited from 1979, Non-executive Director since 1997.
Director of R.M. Williams Holdings Limited since 1994.
Chairman of PMP Communications Limited from 1992 to 2001.
Director of The Commonwealth Bank of Australia from 1997 to 2001.

Directors' Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

D F DeVoe

(Age 55). Director, Chief Financial Officer and Finance Director since 1990. Deputy Finance Director of The News Corporation Limited from 1985 to 1990.
Director of Fox Entertainment Group, Inc. since 1991, Senior Executive Vice President and Chief Financial Officer since 1998.
Director of STAR Group since 1993.
Director of British Sky Broadcasting Group plc since 1994.
Non-executive Director of NDS Group plc since 1996.
Director of Gemstar-TV Guide International, Inc. since 2001.

R Eddington

(Age 52). Chief Executive of British Airways plc since 2000.
Non-executive Director of The News Corporation Limited since 2000, Executive Director from 1999 to 2000.
Director of John Swire & Sons Pty Limited since 1997.
Non-executive Director of Qantas Airways Limited since 2001.

J A M Erkko KBE

(Age 69). Non-executive Director of The News Corporation Limited since 1992.
Chairman of Asipex AG since 1999.
Director of SanomaWSOY Group since 1999; Chairman from 1999 to 2001. Chairman of Sanoma Corporation from 1972 to 1999.
Vice Chairman of Kymmene Group from 1991 to 1995.
Chairman of Eurocable Oy Board of Directors from 1987 to 1995.
Member of the Audit and Compensation Committees of The News Corporation Limited.

A S B Knight

(Age 62). Executive Director of The News Corporation Limited from 1991 to 1994, Non-executive Director since 1994.
Non-executive Director of Rothschild Investment Trust Capital Partners plc since 1997.
Member of the Audit and Nominating Committees of The News Corporation Limited.

G J Kraehe

(Age 59) Non-executive Director of The News Corporation Limited since 2001.
Chairman, BHP Steel Limited since July 2002.
Managing Director and Chief Executive Officer of Southcorp Limited from 1994 to 2001.
Director of National Australia Bank since 1997.
Director of Brambles Industries since 2000.

J R Murdoch

(Age 29) Director of The News Corporation Limited since 2000.
Chairman and Chief Executive Officer of STAR Group since 2000.
Non-executive Director of NDS Group plc since 1999.
Director of YankeesNets LLC since 1999.

Directors' Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

L K Murdoch
(Age 30). Executive Director of The News Corporation Limited since 1996 and Senior Executive Vice President from 1999 to 2000.
Deputy Chief Operating Officer since 2000.
Executive Director of News Limited since 1995, Chairman since 1997.
Director of Fox Entertainment Group, Inc. from February 2002.
Deputy Chairman of STAR Group since 1995.
Non-executive Director of NDS Group plc since February 2002.
Director of Gemstar-TV Guide International, Inc. since 2001.
Director of Foxtel Management Pty Limited since 1998.
Director of Beijing PDN Xinren Information Technology Co. Ltd. since 1996.

T J Perkins
(Age 70). Partner at Kleiner Perkins Caufield & Byers since 1980.
Director of Compaq Computer Corporation from 1997 to May 2002.
Director of Hewlett-Packard Company since May 2002.
Non-executive Director of The News Corporation Limited since 1996.
Member of the Audit Committee of The News Corporation Limited.

B C Roberts Jr.
(Age 59). Chairman of WorldCom, Inc. since 1998. Director of MCI Communications Corporation from 1985 to 1998, Chairman and Chief Executive Officer from 1992 to 1998.
Non-executive Director of The News Corporation Limited from 1995 to August 2002.

S S Shuman
(Age 67). Executive Vice President and Managing Director of Allen & Company Incorporated since 1970.
Non-executive Director of The News Corporation Limited since 1982.
Director of Six Flags, Inc. since 2000.
Member of the Audit and Compensation Committees of The News Corporation Limited.

A M Siskind
(Age 63). Director and Group General Counsel of The News Corporation Limited since 1991, Senior Executive Vice President since 1996.
Director of British Sky Broadcasting Group plc since 1992.
Director of STAR Group since 1993.
Non-executive Director of NDS Group plc since 1996.
Director, Senior Executive Vice President and General Counsel of Fox Entertainment Group, Inc. since 1998.
Member of the Nominating and Share Option Committees of The News Corporation Limited.

Directors' Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Directors' Meetings

The following Directors were in office during the financial year, and attended the following number of Board meetings:

	Directors' Meetings	Meetings of Committees Audit
Number of meetings held:	7	5
Number of meetings attended:		
K R Murdoch AC	7	
G C Bible	5	
C Carey	6	
P Chernin	7	
K E Cowley AO	6	
D F DeVoe	7	
R Eddington	6	
J A M Erkko KBE	3	3
A S B Knight	6	5
G J Kraehe	5	
J R Murdoch	7	
L K Murdoch	7	
T J Perkins	7	5
B C Roberts Jr.	7	
S S Shuman	6	5
A M Siskind	7	

Numerous other meetings of the Board attended by a quorum of two or more Directors were held to deal with the day to day business of the Company.

Principal Activities of the Company

The principal activities of the Company during the financial year were:

- filmed entertainment;
- television;
- cable network programming;
- magazines and inserts;
- newspapers; and
- book publishing.

The principal activities of associated entities include:

- satellite, television and cable broadcasting;
- newspaper publishing; and
- print and electronic television guidance applications.

Directors' Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Group Results

The net loss attributable to members of the parent entity was $11,962 million (2001 $746 million). This result is after absorbing the after tax Other Revenues and Other Expenses of $11,989 million (2001 $1,255 million), the loss from associated entities Other Items of $1,120 million (2001 $87 million) and the change in accounting policy, after tax of $nil (2001 $686 million).

Dividends

The following dividends have been paid or proposed since the beginning of the financial year:

a) The Directors of The News Corporation Limited recommend the payment on 9 October, 2002 of a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 6 September, 2002, the entitlement date for the final dividend. The final dividend has not been provided for in the attached financial statements in accordance with the Company's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2002. A discount of 10% will apply to the weighted average market price of the ordinary and preferred limited voting ordinary shares used to determine the respective entitlements under the Dividend Reinvestment Plan.

b) An interim unfranked dividend, in respect of profits for the year ended 30 June, 2002 of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $151 million was paid or distributed according to the operation of the Company's Dividend Reinvestment Plan on 30 April, 2002.

c) A final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $142 million was provided for in last year's accounts. The dividend of $142 million was paid or distributed according to the operation of the Company's Dividend Reinvestment Plan on 11 October, 2001.

d) Unfranked dividends were paid on the outstanding perpetual preference shares during the year amounting to $52 million.

Directors' Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Review of Operations
A review of the operations of the Company during the financial year and of the results of those operations is detailed in the front section of this Annual Report.

State of Affairs of the Company during the Financial Year
The Directors are not aware of any significant change in the state of affairs of the Company that occurred during the financial year which has not been covered elsewhere in this Annual Report.

Likely Developments
Other than matters referred to in this report and in the state of affairs of the Company in the review of operations, the Directors have no reference to make to likely developments in the operations of the Company and the expected results of those operations in subsequent financial years. In the opinion of the Directors, any further disclosure would prejudice the interest of the Company.

Environmental Regulations
The Company's operations are subject to various environmental regulations in the countries in which it has a presence.

In Australia the Company has established an environmental management system in each jurisdiction which monitors compliance with existing environmental regulations and new regulations as they are enacted. The management system includes procedures to be followed should an incident occur which adversely impacts the environment. The Company's operations hold all relevant environmental licences and permits and have implemented monitoring procedures to ensure that it complies with licence conditions.

The Directors are not aware of any breaches of any legislation during the financial year which are material in nature.

Subsequent Events
The Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in the financial years subsequent to the current financial year, except as referred to in Note 10 of the Concise Financial Report.

Directors' Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Directors and Senior Executives' Remuneration

Non-executive Directors

Fees paid to Non-executive Directors on the Board take into consideration the level of fees paid to Board members of other multinational corporations, the size and complexity of the Company's operations and the responsibilities and workload requirements of Board members.

Because the focus of the Board is on the long-term direction of the Company, there is no direct link between Non-executive Director remuneration and the short-term results of the Company.

Executive Directors

The broad remuneration policy is to ensure each compensation package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. As the Company operates in a highly competitive environment and continually seeks to improve value for shareholders, it is imperative that remuneration levels are set to be among the leaders of major multinational corporations, in the appropriate markets.

Directors' fees are not paid to Executive Directors since the responsibilities of Board membership are considered in determining remuneration provided as part of the normal employment conditions.

Directors' Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Directors and Senior Executives' Remuneration (Continued)

The table below sets out the fees and other amounts paid by the Company to Non-executive Directors of the Company for the year ended 30 June, 2002:

Name	Fees	Other Amounts [1]	Value of Options Granted [2]	Total	Number of Options Granted [3] [4]
	US$000	US$000	US$000	US$000	
Non-executive Directors					
G C Bible	33		30	63	12,000
K E Cowley AO		30	30	60	12,000
R Eddington	35		30	65	12,000
J A M Erkko KBE	25		30	55	12,000
A S B Knight	54		30	84	12,000
G J Kraehe	31		30	61	12,000
T J Perkins	39		30	69	12,000
B C Roberts Jr.	35		30	65	12,000
S S Shuman	120		30	150	12,000

The table below sets out the fees and other amounts paid by the Company to Executive Directors and the six officers receiving the highest emoluments, of the Company, for the year ended 30 June, 2002:

Name	Salary	Bonuses	Other Amounts [1]	Value of Options Granted [2]	Total	Number of Options Granted [3] [5] [6]
	US$000	US$000	US$000	US$000	US$000	
Executive Directors						
K R Murdoch AC	4,357	3,000	1,849		9,206	
C Carey	1,622	3,000	5,486 [7]	674	10,782	260,000
P Chernin	7,565	7,000	729	2,592	17,886	1,000,000
D F DeVoe	1,754	2,000	315	674	4,743	260,000
J R Murdoch	735	500	10	415	1,660	160,000
L K Murdoch	1,313	700	137	674	2,824	260,000
A M Siskind	1,725	1,000	510	674	3,909	260,000
Officers						
R Ailes	2,500	1,294	42	746	4,582	300,000
J Gianopulos	1,666	1,000	32	640	3,338	257,200
S Grushow	2,000	2,800	25	800	5,625	321,600
D Hill	1,500	1,850	36	600	3,986	241,200
T Rothman	1,666	1,000	28	640	3,334	257,200
M Stern	2,299	1,350	33	881	4,563	354,000

Directors' Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Directors and Senior Executives' Remuneration (Continued)

[1] Other amounts comprise contributions to the Company pension plans and the cost of limited non-cash benefits in addition to salary for executives in line with local country regulations and competitive market conditions.

[2] These options are valued using the Black-Scholes Option Pricing Model. These options are granted under the Company's various executive share option plans described in the Full Financial Report Note 25.

[3] All options are over preferred limited voting ordinary shares and were granted during the financial year.

[4] The exercise price of the options is A$11.27 and the options expire on 11 October, 2011 for each Non-executive Director.

[5] The exercise price is A$14.03 and the options expire on 30 August, 2011 for each Executive Director.

[6] The exercise price is A$12.55 and the options expire on 3 December, 2011 for each Officer.

[7] Includes US$5 million in compensation relating to the settlement of Mr. Carey's employment agreement.

Directors' Interests and Benefits

Information on Directors' Shareholdings as at the date of this report are contained in the Full Financial Report Note 32.

Share Options

Details of the share options are disclosed in the Full Financial Report Note 25.

The options carry no right to participate in any other share issue and no options have been exercised by a Director, except as noted in the Full Financial Report Note 32.

Indemnification of Directors

To the extent permitted by law, the Company has indemnified (fully insured) each Director, principal executive officer and secretary of the Company.

The Company has agreed to indemnify these officers against any liability that may arise as a result of work performed in their respective capacities.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' Liability and Legal Expenses insurance contracts as such disclosure is prohibited under the terms of the contract.

Rounding of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in this report and the accompanying Concise Financial Report have been rounded off to the nearest million dollars unless specifically stated to be otherwise.

This report is made and signed in accordance with a resolution of Directors.

K R Murdoch AC
Director

D F DeVoe
Director
14 August, 2002

Discussion and Analysis of the Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2002

About the Concise Financial Report

The financial statements and disclosures in the Concise Financial Report on pages 55 to 67 have been derived from The News Corporation Limited's Full Financial Report for the year ended 30 June, 2002. A more comprehensive analysis of the Company's financial performance, financial position and financing and investing activities is given in the Full Financial Report.

A copy of the Full Financial Report, including the Independent Audit Report on the Full Financial Report, is available and will be sent to any shareholder without charge on request by phoning Australia 61 2 9288 3233, United Kingdom 44 207 782 6000 or United States 1 212 852 7059. All reports can be accessed via the internet at www.newscorp.com.

Statement of Financial Performance

Operating income for the year ended 30 June, 2002 was $3.5 billion, an increase of $0.4 billion, or 15% over the previous year. This result was driven by strong performances from the Filmed Entertainment and Cable Network Programming segments. The Filmed Entertainment segment produced a number of successful releases during the year including *Planet of the Apes* and *Ice Age*. The Cable Network Programming segment increased revenue and profitability due principally to continued growth in subscribers at both Fox News Channel and Fox Sports Networks. Offsetting these increases were lower operating profits at the Television segment and the Newspaper segment. The Television segment suffered a decline in operating income due to ratings softness at Fox Broadcasting Company, increased programming costs and a weak advertising market. The Newspaper segment also reported lower advertising revenues as a result of local market weakness in the advertising sector.

Net losses from associated entities for the year increased to $1,434 million from $249 million in 2001. Net losses from associated entities consist of operating losses from associated entities of $314 million and $162 million for the years ended 30 June, 2002 and 30 June, 2001 respectively. The increased operating losses were due to the unfavourable foreign exchange movements in our Latin American pay television platforms, losses recognised from our Italian pay television platform Stream S.p.A ("Stream") and reduced profitability of Fox Sports Domestic Cable Networks primarily due to both lower revenues and higher costs at Madison Square Garden, an entertainment company owned by Regional Programming Partners. Additionally, net losses from associated entities include net charges for Other Items of $1,120 million and $87 million for the years ended 30 June, 2002 and 30 June, 2001 respectively. Associated entities Other Items for the year ended 30 June, 2002 primarily relate to the Company's recorded share of British Sky Broadcasting Group plc ("BSkyB") write-off of its investment in KirchPayTV.

The Company recorded a net loss from Other Items of $12.0 billion in 2002. This primarily reflected write downs in the Company's carrying value of its investments in Gemstar-TV Guide International, Inc. ("Gemstar"), Stream and KirchMedia, and a write down of US national sporting contracts for Major League Baseball, NASCAR and the National Football League and non-US Cricket programming rights. These write downs were partially offset by a gain on the sale of the Company's interest in Fox Family Worldwide.

The net loss attributable to members of the parent entity was $12.0 billion.

Discussion and Analysis of the Financial Statements (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

Statement of Financial Position

Total assets as at 30 June, 2002 declined $13.5 billion from the prior year to $71.4 billion. The major changes occurred in the following:

- Current receivables, non-current inventories and property, plant and equipment fell primarily due to the strengthening of the Australian dollar;
- Current inventory declined due to the write down of US national sporting contracts for Major League Baseball, NASCAR and the National Football League, as well as foreign currency movements;
- Investments in associated entities declined by $13.1 billion largely due to write downs of Gemstar and Stream, the Company's sale of Fox Family Worldwide and a reduction in our investment in BSkyB resulting from the write down of their investment in KirchPayTV;
- Other investments reduced by $1.4 billion mainly due to the disposal of the remaining interest in EchoStar and a write-off of the investment in KirchMedia; and
- Publishing rights, titles and television licences increased $4.3 billion, despite adverse currency fluctuations of $2.8 billion, due to the acquisition of Chris-Craft Industries, Inc. and subsidiaries ("Chris-Craft"), Speedvision Network, LLC and Fox Sports International.

Total liabilities as at 30 June, 2002 declined $5.4 billion from the prior year to $32.0 billion. The major changes occurred in the following:

- Interest bearing liabilities fell $3.4 billion due to favourable currency movements of $1.9 billion and the repayment of $1.6 billion of debt during the year. The increase in current liabilities is due to a transfer of long term debt to current liabilities resulting from the further reduction in debt of $1.7 billion planned for 15 August, 2002;
- Total payables declined by $1.1 billion primarily due to the strengthening of the Australian dollar;
- Provisions increased by $0.8 billion mainly due to the provision made for future losses on the US national sporting contracts; and
- Exchangeable Preferred Securities declined $2.0 billion following the settlement of all outstanding obligations to MCI Communications Corporation.

Statement of Cash Flows

Overall cash increased by $0.7 billion due to the following:

- Cash provided by operating activities was $3.1 billion due to operating income of $3.5 billion and limited investments in working capital;
- Cash provided by investing activity was $0.4 billion. Investment spending was $3.4 billion, reflecting in part the acquisition of the Chris-Craft television stations and the Speedvision cable channel, as well as continued investment into various cable and pay television channels and platforms across Asia, Europe, Latin America and the United States of America. Proceeds from sale of non-current assets primarily represent the sale of our investments in Fox Family Worldwide and EchoStar. Capital expenditures amounted to $0.5 billion;
- Cash used in financing activities was $2.3 billion, primarily arising from the repayment of $1.6 billion of long term debt and the cash portion of the settlement of all outstanding obligations to MCI Communications Corporation; and
- The strengthening of the Australian dollar reduced reported cash by $0.4 billion.

Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE, 2002

	Note	Consolidated 2002	2001
		A$ million	
Sales revenue	2	29,014	25,578
Operating expenses	2	25,472	22,485
Operating income	2	3,542	3,093
Net loss from associated entities	5	(1,434)	(249)
Borrowing costs		(1,291)	(1,268)
Interest income		291	333
Net borrowing costs		(1,000)	(935)
Dividend on exchangeable preferred securities		(93)	(90)
Other revenues before income tax	6	5,627	3,335
Other expenses before income tax	6	(17,601)	(4,609)
Change in accounting policy before tax	7		(1,107)
Loss from ordinary activities before tax		(10,959)	(562)
Income tax (expense) benefit on			
Ordinary activities before change in accounting policy and other items		(640)	(428)
Other items	6	(15)	19
Change in accounting policy			421
Net income tax (expense) benefit		(655)	12
Net loss from ordinary activities after tax		(11,614)	(550)
Net profit attributable to outside equity interests	3	(348)	(196)
Net loss attributable to members of the parent entity		(11,962)	(746)
Net exchange gain (loss) arising on translation of net assets of controlled entities		(3,019)	3,372
Additional investment by an associated entity	8	(267)	1,060
Total change in equity other than those resulting from transactions with owners as owners		(15,248)	3,686
Basic/diluted earnings per share on net loss attributable to members of the parent entity			
Ordinary shares		$(2.170)	$(0.174)
Preferred limited voting ordinary shares		$(2.604)	$(0.209)
Ordinary and preferred limited voting ordinary shares		$(2.431)	$(0.192)

The Statement of Financial Performance is to be read in conjunction with the accompanying notes.

Statement of Financial Position

AS AT 30 JUNE, 2002

	Note	Consolidated 2002	2001
		A$ million	
Assets			
Current Assets			
Cash		6,337	5,615
Receivables		5,809	6,683
Inventories		1,935	3,259
Other		566	616
Total Current Assets		14,647	16,173
Non-Current Assets			
Receivables		796	762
Investments in associated entities		6,875	20,022
Other investments		1,712	3,129
Inventories		4,232	5,219
Property, plant and equipment		6,671	7,110
Publishing rights, titles and television licences		35,348	31,051
Goodwill		455	519
Other		705	976
Total Non-Current Assets		56,794	68,788
Total Assets		71,441	84,961
Liabilities and Shareholders' Equity			
Current Liabilities			
Interest bearing liabilities		1,856	63
Payables		8,073	8,777
Tax liabilities		848	550
Provisions		228	386
Total Current Liabilities		11,005	9,776
Non-Current Liabilities			
Interest bearing liabilities		13,585	18,742
Payables		4,054	4,465
Tax liabilities		434	426
Provisions		1,205	290
Total Non-Current Liabilities excluding exchangeable preferred securities		19,278	23,923
Exchangeable preferred securities		1,690	3,667
Total Liabilities		31,973	37,366
Shareholders' Equity			
Contributed equity		28,239	20,735
Reserves		6,351	10,899
Retained profits	9	1	10,906
Shareholders' equity attributable to members of the parent entity		34,591	42,540
Outside equity interests in controlled entities		4,877	5,055
Total Shareholders' Equity		39,468	47,595
Total Liabilities and Shareholders' Equity		71,441	84,961

The Statement of Financial Position is to be read in conjunction with the accompanying notes.

Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated	
	2002	2001
	A$ million	
Operating activity		
Net loss attributable to members of the parent entity	(11,962)	(746)
Adjustment for non-cash and non-operating activities:		
Associated entity earnings, net of dividends	388	242
Depreciation and amortisation	749	706
Provisions	378	188
Other items, net	13,179	1,342
Change in accounting policy after tax		686
Change in assets and liabilities:		
Receivables	(51)	(410)
Inventories	515	(889)
Payables	(118)	(199)
Cash provided by operating activity	3,078	920
Investing and other activity		
Property, plant and equipment	(505)	(1,113)
Investments	(3,379)	(3,053)
Proceeds from sale of non-current assets	4,284	2,387
Cash provided (used) by investing activity	400	(1,779)
Financing activity		
Issuance of debt		1,496
Repayment of debt	(2,181)	(63)
Issuance of shares	133	56
Repurchase of preferred shares		(91)
Dividends paid	(278)	(205)
Leasing and other finance costs	(7)	(5)
Cash provided (used) by financing activity	(2,333)	1,188
Net increase in cash	1,145	329
Opening cash balance	5,615	4,638
Exchange movement on opening cash balance	(423)	648
Closing cash balance	6,337	5,615
Gross cash flows from operating activity		
Cash from trading operations		
Receipts	28,970	25,176
Payments	(24,423)	(23,120)
	4,547	2,056
Dividend and distribution receipts	38	86
Interest receipts	247	302
Interest payments	(1,324)	(1,225)
Income tax payments	(337)	(209)
Dividends paid on exchangeable preferred securities	(93)	(90)
Cash provided by operating activity	3,078	920

For the purposes of the Statement of Cash Flows, cash includes cash at bank, on deposit and on hand.
The Statement of Cash Flows is to be read in conjunction with the accompanying notes.

Notes to and forming part of the Concise Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 1

Basis of preparation of concise financial report

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and other mandatory professional reporting requirements. The financial statements and specific disclosures have been derived from The News Corporation Limited's Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with The News Corporation Limited's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the Full Financial Report.

At the beginning of the prior financial year, the Company changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. This change in accounting policy provides better comparability of the Company's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a prior year one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million. The effect of this change on prior year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

In accordance with the requirements of AASB 1041 "Revaluation of Non-Current Assets", publishing rights, titles and television licences, investments and land and buildings previously carried at valuation were reverted to a cost basis of measurement. For the purposes of transitioning to a cost basis, the existing revalued carrying amounts at 1 July, 2000 were deemed to be their cost. This change in accounting policy had no impact on the financial position or financial performance of the Company as presented in this financial report. The Company has not recorded any revaluation increments since 1990.

Dividends payable are recognised when their payment is determined by, and announced following, a meeting of the Board of Directors. This represents a change in accounting policy over the prior year whereby dividends were accrued at year-end, even though determined by the Board of Directors at a later date. This change in accounting policy is not material to the financial statements.

The Company discloses as Other Revenues and Other Expenses those transactions, the financial impact of which are included within profit (loss) from ordinary activities, that are considered significant by reason of their size, nature or effect on the Company's financial performance for the year.

Expenses are classified according to their function, as this is considered to be the most relevant information about the Company's financial performance. The various functions of the Company are considered to align with the segments in which the Company operates.

Where necessary, comparative amounts have been adjusted to conform to changes in the current year presentation, and in particular to comply with the new requirements of AASB 1005 "Segment Reporting", AASB 1018 "Statement of Financial Performance" and AASB 1027 "Earnings per Share".

Except as noted above, the Concise Financial Report has been prepared on a basis consistent with the previous year, and in accordance with historical cost conventions.

Notes to and forming part of the Concise Financial Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 2

Business segment data

	Note	2002 A$ million								
		Filmed Entertainment	Television	Cable Network Programming	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		7,714	8,160	3,569	1,650	4,604	2,059	1,258		29,014
Operating expenses		(6,810)	(7,287)	(3,189)	(1,202)	(3,782)	(1,835)	(1,367)		(25,472)
Operating income		904	873	380	448	822	224	(109)		3,542
Net profit (loss) from associated entities before other items	5	(19)	(446)	(79)		47		183		(314)
Net borrowing costs									(1,000)	(1,000)
Dividends on exchangeable preferred securities									(93)	(93)
Income tax expense before other items									(640)	(640)
Outside equity interest before other items	3								(278)	(278)
Profit before other items										1,217
Other revenues before income tax	6			4,234				1,393		5,627
Other expenses before income tax	6		(1,240)	(1,689)				(14,672)		(17,601)
Income tax expense on other items	6								(15)	(15)
Net loss from associate other items	5		(1,045)	(50)		(25)				(1,120)
Outside equity interest on other items	3								(70)	(70)
Net profit (loss) attributable to members of the parent entity		885	(1,858)	2,796	448	844	224	(13,205)	(2,096)	(11,962)

Notes to and forming part of the Concise Financial Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 2
Business segment data (continued)

	Note	2001 A$ million								
		Filmed Entertainment	Television	Cable Network Programming	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		6,795	6,838	2,696	1,675	4,600	1,907	1,067		25,578
Operating expenses		(6,308)	(5,831)	(2,499)	(1,238)	(3,696)	(1,702)	(1,211)		(22,485)
Operating income		487	1,007	197	437	904	205	(144)		3,093
Net profit (loss) from associated entities before other items	5	(28)	(316)	15		34		133		(162)
Net borrowing costs									(935)	(935)
Dividends on exchangeable preferred securities									(90)	(90)
Income tax expense before change in accounting policy and other items									(428)	(428)
Outside equity interest before other items	3								(196)	(196)
Profit before change in accounting policy and other items										1,282
Other revenues before income tax	6		723	1,213				1,399		3,335
Other expenses before income tax	6		(888)	(1,111)	(68)			(2,542)		(4,609)
Income tax benefit on other items	6								19	19
Net loss from associate other items	5		(78)			(9)				(87)
Change in accounting policy	7	(1,107)								(1,107)
Income tax benefit on change in accounting policy									421	421
Net profit (loss) attributable to members of the parent entity		(648)	448	314	369	929	205	(1,154)	(1,209)	(746)

Total segment revenue per AASB 1005 "Segment Reporting" is the addition of sales revenue, net profit (loss) from associated entities before Other Items, Other Revenues before income tax and net profit (loss) from associate Other Items.

Intersegment revenues generated primarily by the Filmed Entertainment segment of $1,484 million (2001 $843 million) have been eliminated within the Filmed Entertainment segment. Intersegment operating income generated primarily by the Filmed Entertainment segment of $76 million (2001 $24 million) has been eliminated on consolidation within the Filmed Entertainment segment.

Notes to and forming part of the Concise Financial Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 2
Business segment data (continued)

	2002 A$ million								
	Filmed Entertainment	Television	Cable Network Programming	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets									
Investments in associated entities	99	1,179	3,389		403		1,805		6,875
Segment assets	7,380	22,864	10,627	2,527	8,249	3,037	1,745		56,429
Corporate assets								8,137	8,137
Total Assets	7,479	24,043	14,016	2,527	8,652	3,037	3,550	8,137	71,441
Liabilities									
Segment liabilities	4,209	4,965	1,146	488	755	630	1,367		13,560
Corporate liabilities								18,413	18,413
Total liabilities	4,209	4,965	1,146	488	755	630	1,367	18,413	31,973
Depreciation and amortisation	131	193	82	13	225	15	90		749

	2001 A$ million								
	Filmed Entertainment	Television	Cable Network Programming	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets									
Investments in associated entities	91	3,004	4,525		447		11,955		20,022
Segment assets	8,515	21,135	9,545	2,929	8,563	3,323	2,082		56,092
Corporate assets								8,847	8,847
Total Assets	8,606	24,139	14,070	2,929	9,010	3,323	14,037	8,847	84,961
Liabilities									
Segment liabilities	3,802	4,566	1,278	719	709	833	2,011		13,918
Corporate liabilities								23,448	23,448
Total liabilities	3,802	4,566	1,278	719	709	833	2,011	23,448	37,366
Depreciation and amortisation	134	170	79	17	222	14	70		706

For 2002, Management has redefined the Filmed Entertainment segment to reflect a change in how the business is analysed and evaluated. The redefined segment includes all of the previous filmed entertainment activity along with certain activities previously included in the Television segment, primarily comprised of divisions which produce and distribute television programming and also distribute feature motion pictures for syndication and cable television in the United States. Prior year segment disclosures have been reclassified to conform to current year presentation.

Notes to and forming part of the Concise Financial Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

	Note	Consolidated 2002	2001
		A$ million	

NOTE 3

Outside equity interest

		2002	2001
Outside equity interest before other items		(278)	(196)
Outside equity interest on other items		(70)	
		(348)	(196)

NOTE 4

Dividends

Dividends provided for or paid during the year:

Class of Shares	*Dividend per share*	*Franking*	Note	2002	2001
Ordinary	1.5 cents	Unfranked		31	31
Ordinary	1.5 cents	50% Franked at 34% tax rate			31
Preferred limited voting ordinary	3.75 cents	Unfranked		120	111
Preferred limited voting ordinary	3.75 cents	50% Franked at 34% tax rate			81
Perpetual preference	(i)	Unfranked		52	51
			9	203	305

(i) Dividends on 10 million 8 5/8% cumulative preference shares and 3.8 million adjustable rate perpetual preference shares.

For full payment details of the above mentioned dividends refer to Directors' Report on page 48.

The Directors of The News Corporation Limited recommend the payment on 9 October, 2002 of a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 6 September, 2002, the entitlement date for the final dividend. The final dividend has not been provided for in the financial statements, in accordance with the Company's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2002.

The balance of the franking account of the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends, is $0.5 million (2001 $0.5 million).

Notes to and forming part of the Concise Financial Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated 2002	2001
	A$ million	
NOTE 5		
Associated entities		
The Company's share of the profit (loss) after income tax of its associated entities consist principally of:		
British Sky Broadcasting Group plc	(51)	(76)
Stream, S.p.A	(66)	
Sky Latin America		
Net Sat Servicos Ltda (Brazil)	(120)	(101)
Innova, S.de R.L de C.V. (Mexico)	(92)	(52)
Other	(78)	(63)
Fox Sports Domestic Cable (USA)	33	89
FOXTEL	(15)	(11)
ESPN Star Sports	(11)	(23)
Other associated entities	86	75
Operating (loss) after income tax before other items	(314)	(162)
Other items after income tax (a)	(1,120)	(87)
Operating (loss) after income tax and other items	(1,434)	(249)

(a) The 2002 Other Items primarily represents the Company's equity accounted share of the write off by its associate British Sky Broadcasting Group plc ("BSkyB") of its investment in KirchPayTV. At 30 June, 2002, the Company's investment in BSkyB is recorded at zero, and as a result the Company has ceased to equity account its share of BSkyB's results. As at 30 June, 2002, the Company has not recorded $135 million of its share of BSkyB's losses, and will not recommence equity accounting until its share of cumulative profits and reserve movements totalling this amount has been recorded by BSkyB in the future.

Notes to and forming part of the Concise Financial Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated	
	2002	2001
	A$ million	
NOTE 6		
Other Items		
The loss from ordinary activities before tax includes the following Other Items whose disclosure is relevant in explaining the financial performance of the Company.		
Sale of Echostar shares (a)	468	415
Sale of Fox Family Worldwide (b)	2,323	
Sale of Outdoor Life (c)	271	
Sale of TM3 (d)		18
Sale of The Golf Channel (e)		476
Healtheon/Web MD transaction restructure, net (f)		(426)
Write down of investment in One.Tel (g)		(576)
Write down of investment in Stream (h)	(590)	
Write down of investment in KirchMedia (i)	(460)	
Write down of investment in Gemstar (j)	(11,138)	
Write down of sports rights (k)	(1,861)	
Early extinguishment of debt (l)	(191)	
Restructuring costs	(40)	(258)
Disposal and write down of other non-current assets (m)	(756)	(923)
	(11,974)	(1,274)
Income tax (expense) benefit attributable to other items	(15)	19
Other (loss) after tax	(11,989)	(1,255)
Other (loss) after tax comprises:		
Other revenues before income tax	5,627	3,335
Other expenses before income tax	(17,601)	(4,609)
Income tax (expense) benefit attributable to other items	(15)	19
	(11,989)	(1,255)

(a) During the year, the Company sold its investment in EchoStar Communications Corporation for total consideration of $1,312 million (2001 $635 million) and recorded a gain on the sale of $468 million (2001 $415 million).

(b) In October, 2001, a subsidiary of the Company, Fox Broadcasting Company ("FOX"), Haim Saban and the other shareholders of Fox Family Worldwide, Inc ("FFW"), sold FFW to The Walt Disney Company for total consideration of approximately $10.3 billion which included the assumption of certain debt. FOX received proceeds of $3,242 million. As a result of this transaction, the Company recognised a gain on sale of $2,323 million.

(c) On 25 July, 2001, as a result of the exercise of rights by existing shareholders, a subsidary of the Company, Fox Entertainment Group ("FEG") acquired 50.23% of Outdoor Life Network, LLC ("Outdoor Life") for approximately $608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life. On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG's ownership interest in Outdoor Life for $977 million in cash. Upon the closing of the sale, FEG recognised a gain of $271 million.

(d) In January, 2001, the Company agreed to sell its wholly owned subsidiary TM3 Femsenen Gmbh & Co. KG to KirchMedia for cash consideration of $265 million and $427 million in KirchMedia's newly issued stock. The Company recorded a gain on this sale of $18 million.

Notes to and forming part of the Concise Financial Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 6

Other Items (continued)

(e) In June, 2001, the Company sold its 31% interest in The Golf Channel for total consideration of approximately $695 million, of which $676 million was received in cash during fiscal 2001. The Company recorded a gain on the sale of $476 million in relation to this transaction.

(f) As a result of the restructure of the Company's investment in Healtheon/WebMD ("WebMD"), the Company swapped out of its preferred stock investment and recognised an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred shares the Company received the ownership interest in The Health Network ("THN"), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The reduction in the carrying value of the Company's obligations are non-cash and not reflected in the Statement of Cash Flows. The Company subsequently sold its interest in THN for consideration valued at $433 million.

(g) In May, 2001, the Company became aware of serious financial problems at One.Tel Limited, an Australian telecommunications company in which the Company owns approximately 24% of the outstanding equity. Upon completion of One.Tel's auditors' review of its current financial condition in late May, 2001, One.Tel was placed in administration. The carrying value of the investment in One.Tel has been fully written down due to the liquidation of its operations.

(h) During the year, the Company wrote down its investment in Stream S.p.A. by $590 million to an amount considered by the Directors to be the recoverable amount at 30 June, 2002. The Company will continue to monitor this investment and as circumstances change will assess the future recoverability of its carrying value.

(i) Given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Company has recognised a charge of $460 million to fully write down its investment in KirchMedia.

(j) As at 30 June, 2002, the Company owned approximately 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of $11.1 billion. The charge was determined by reference to Gemstar's share price at 28 June, 2002 of US$5.39 per share.

(k) As a result of the downturn in sports related advertising during the year, together with the reduction in long term forecast advertising growth rates, in accordance with the Company's accounting policies, the Directors reevaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Company recorded a one-time other expense of $1,861 million relating to National Football League ($753 million), NASCAR ($578 million), Major League Baseball ($437 million) and non-US Cricket programming rights ($93 million).

(l) During the year, the Company extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due October, 2012 and on 8 5/8% Senior Notes due 2003. The Company recognised a loss of $64 million and $47 million respectively due to the early extinguishment of debt. In June, 2002 the Company and Fox Sports Networks, LLC, an indirect subsidiary of the Company, irrevocably called for the redemption of all outstanding 8.875% Senior Notes and the 9.75% Senior Discounted Notes. The Company recognised a loss of $80 million on the irrevocable early extinguishment of the debt.

(m) During 2001 the Company wrote down certain of its non-current assets, in particular its investment in Zee Telefilms and certain new media assets. During 2002, the Company further wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. During 2002, the Company also disposed of various non-current assets for an aggregate consideration of $96 million (2001 $880 million). During the year the Company also settled certain liabilities owing to MCI Communications Corporation ("MCI"), including accrued interest, of US$1,017 million for US$930 million, consisting of 121.2 million preferred limited voting ordinary shares valued at US$680 million and US$250 million in cash. The Company recognised a gain of $166 million on the settlement.

Notes to and forming part of the Concise Financial Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated 2002	Consolidated 2001
	A$ million	

NOTE 7

Change in accounting policy

	2002	2001
Change in accounting policy before tax		(1,107)

At the beginning of the prior financial year, the Company changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. This change in accounting policy provides better comparability of the Company's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a prior year one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million. The effect of this change on prior year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

NOTE 8

Additional investment by an associated entity

The reduction in associated entity reserves of $267 million (2001 $1,060 million increase) primarily arises as during the previous year British Sky Broadcasting Group plc ("BSkyB") issued new equity as consideration for several transactions, including the acquisition of Sports Internet Group and the remaining shares in British Interactive Broadcasting Holdings Limited ("BiB"). These issuances reduced the Company's ownership interest in BSkyB from 37.1% to 36.2%. In accordance with AASB 1016 "Accounting for Investments in Associates", in the year to 30 June, 2001 the Company recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $1,060 million. In the year to 30 June, 2002, the Company recorded a decrease in its investment in BSkyB and a corresponding decrease in reserves of $240 million. As a result the Company has recorded the change in its share of BSkyB's reserves following the above transactions.

NOTE 9

Retained profits

	2002	2001
Retained profits at the beginning of the financial year	10,906	11,691
Net loss attributable to members of the parent entity	(11,962)	(746)
Dividends provided for or paid	(203)	(305)
Aggregate amount transferred from reserves	1,260	266
Retained profits at the end of the financial year	1	10,906

Dividends on ordinary and preferred limited voting ordinary shares are paid out of the retained profits of the parent entity, The News Corporation Limited. The parent entity has retained profits as at 30 June, 2002 of $13.7 billion.

Notes to and forming part of the Concise Financial Report (Continued)

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 10

Subsequent events

In June, 2002, the Company entered into an agreement to acquire the television station WPWR-TV in Chicago from Newsweb Corporation for US$425 million in cash. The acquisition is subject to customary regulatory approval. The acquisition is expected to close in the first quarter of fiscal 2003.

In June, 2002, the Company irrevocably called for the redemption of all of the outstanding 9.75% Senior Discount Notes due 2007 and all of the outstanding 8.875% Senior Notes due 2007. The redemption date is 15 August, 2002.

Directors' Declaration

FOR THE YEAR ENDED 30 JUNE, 2002

The Directors of The News Corporation Limited declare that:

a) the Concise Financial Report set out on pages 53 to 67 complies with Accounting Standard AASB 1039 "Concise Financial Reports"; and

b) has been derived from and is consistent with the Full Financial Report for the financial year.

This declaration is made in accordance with a resolution of Directors.

K R Murdoch AC
Director

D F DeVoe
Director

14 August, 2002

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

Independent Audit Report

FOR THE YEAR ENDED 30 JUNE, 2002

To the members of The News Corporation Limited

Scope

We have audited the concise financial report of The News Corporation Limited for the financial year ended 30 June, 2002, as set out on pages 53 to 68, in order to express an opinion on it to the members of the parent entity. The parent entity's directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of The News Corporation Limited for the year ended 30 June 2002. Our audit report on the full financial report was signed on 14 August, 2002 and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standards AASB 1039 "Concise Financial Reports" applicable in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the concise financial report of The News Corporation Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

C N Westworth
Partner

Sydney

Shareholder Information

AT 14 AUGUST, 2002

Corporate Ownership – Ordinary Shares

Number of Ordinary Shareholders	65,411
Voting rights	
On show of hands – one vote for each member	
On poll – one vote for each share held	

Distribution of shareholding

1-1,000	41,754
1,001-5,000	19,310
5,001-10,000	2,436
10,001-100,000	1,681
100,001 and over	230
Holding less than a marketable parcel	2,801

Top twenty shareholders as at 14 August, 2002

Cruden Investments Pty. Limited and controlled entities	623,686,192
Citicorp Nominees Pty. Limited	393,695,038
Chase Manhattan Nominees Limited	246,654,070
Westpac Custodian Nominees Limited	159,571,542
National Nominees Limited	154,042,378
ANZ Nominees Limited	62,461,322
RBC Global Services Australia Nominees Pty. Limited	48,842,139
AMP Life Limited	35,274,342
Commonwealth Custodial Services Limited	35,117,325
Queensland Investment Corporation	31,805,355
Cogent Nominees Pty. Limited	19,952,887
HSBC Custody Nominees (Australia) Limited	14,138,034
MLC Limited	12,839,564
The National Mutual Life Association of A/Asia Limited	12,245,801
NRMA Nominees Pty. Limited	7,171,107
Warnford Nominees Pty. Limited	6,674,811
News Nominees Pty. Limited	6,300,959
Zurich Australia Limited	4,719,533
Transport Accident Commission	4,587,027
CSS Board	3,939,851
	1,883,719,277
Percentage of issued ordinary shares held by twenty largest holders	89.94%

Substantial Shareholders

Cruden Investments Pty. Limited and controlled entities	623,686,192

Shareholder Information (Continued)

AT 14 AUGUST, 2002

Corporate Ownership – Preferred Limited Voting Ordinary Shares

Number of Preferred Limited Voting Ordinary Shareholders 20,349

A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of the Company by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of the Company, or on a proposal to wind up or during the winding up of the Company, or on a proposal for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a proposal that affects rights attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

Distribution of shareholding

1-1,000	11,636
1,001-5,000	6,535
5,001-10,000	1,135
10,001-100,000	856
100,001 and over	187
Holding less than a marketable parcel	1,399

Top twenty shareholders as at 14 August, 2002

Citicorp Nominees Pty. Limited	1,947,449,091
Chase Manhattan Nominees Limited	282,008,977
Cruden Investments Pty. Limited and controlled entities	220,030,721
National Nominees Limited	143,447,676
Westpac Custodian Nominees Limited	109,066,888
RBC Global Services Australia Nominees Pty. Limited	79,445,711
Commonwealth Custodial Services Limited	49,382,452
Queensland Investment Corporation	34,986,849
ANZ Nominees Limited	31,620,230
MLC Limited	30,992,412
AMP Life Limited	30,476,818
Cogent Nominees Pty. Limited	25,584,754
HSBC Custody Nominees (Australia) Limited	14,478,464
NRMA Nominees Pty. Limited	10,746,698
ING Life Limited	10,724,761
Government Superannuation Office	9,181,986
Bond Street Custodians Limited	9,080,560
Ogier Trustee Limited	8,411,440
Zurich Australia Limited	7,532,792
Victorian Workcover Authority	7,395,883
	3,062,045,163
Percentage of Preferred Limited Voting Ordinary Shares held by twenty largest holders	95.43%

Board of Directors and Executive Management Committee

Directors

K. Rupert Murdoch, AC
CHAIRMAN AND CHIEF EXECUTIVE

Geoffrey C. Bible

Chase Carey

Peter Chernin

Kenneth E. Cowley, AO

David F. DeVoe

Roderick I. Eddington

Dr. Aatos J. Erkko, KBE

Andrew S.B. Knight

Graham Kraehe

James R. Murdoch

Lachlan K. Murdoch

Thomas J. Perkins

Bert C. Roberts, Jr.

Stanley S. Shuman

Arthur M. Siskind

Executive Management Committee

Rupert Murdoch
CHAIRMAN AND CHIEF EXECUTIVE
NEWS CORPORATION

Tony Ball
CHIEF EXECUTIVE
BRITISH SKY BROADCASTING

Paul Carlucci
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
NEWS AMERICA MARKETING

Peter Chernin
PRESIDENT AND CHIEF OPERATING OFFICER
NEWS CORPORATION

David DeVoe
SENIOR EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER
NEWS CORPORATION

Anthea Disney
EXECUTIVE VICE PRESIDENT, CONTENT
NEWS CORPORATION

Jane Friedman
PRESIDENT AND CHIEF EXECUTIVE OFFICER
HARPERCOLLINS

James Gianopulos
CHAIRMAN
FOX FILMED ENTERTAINMENT

Gary Ginsberg
EXECUTIVE VICE PRESIDENT, INVESTOR RELATIONS
AND CORPORATE COMMUNICATIONS
NEWS CORPORATION

Sandy Grushow
CHAIRMAN
FOX TELEVISION ENTERTAINMENT GROUP

John Hartigan
CHIEF EXECUTIVE OFFICER
NEWS LIMITED

David Hill
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FOX SPORTS TELEVISION GROUP

Les Hinton
EXECUTIVE CHAIRMAN
NEWS INTERNATIONAL PLC

James Murdoch
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
STAR GROUP

Lachlan Murdoch
DEPUTY CHIEF OPERATING OFFICER
NEWS CORPORATION

Abe Peled
CHIEF EXECUTIVE OFFICER
NDS

Martin Pompadur
EXECUTIVE VICE PRESIDENT
NEWS CORPORATION

Thomas Rothman
CHAIRMAN
FOX FILMED ENTERTAINMENT

Jeff Shell
CO-PRESIDENT AND CHIEF OPERATING OFFICER
GEMSTAR-TV GUIDE INTERNATIONAL

Arthur Siskind
SENIOR EXECUTIVE VICE PRESIDENT
AND GROUP GENERAL COUNSEL
NEWS CORPORATION

Mitchell Stern
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FOX TELEVISION STATIONS

Supplemental Information

Secretaries
Keith D. Brodie (Sydney)
Robert K. Moon (Adelaide)
Laura A. O'Leary (New York)

Head Office
2 Holt Street
Sydney, N.S.W. Australia 2010
Telephone 61 (2) 9288 3000

Registered Office
121 King William Street
Adelaide, S.A. Australia 5000
Telephone 61 (8) 8206 2000

A.C.N
007 910 330

Auditors
Ernst & Young

Share Listings
Ordinary Shares and Preferred
Limited Voting Ordinary Shares
Australian Stock Exchange Limited
The London Stock Exchange
New York Stock Exchange
The New Zealand Stock Exchange

Share Registers
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide, S.A.
Australia 5000
Telephone 61 (8) 8236 2300

Computershare Services plc
P.O. Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH
Telephone 44 (870) 702 0003

ADR Depositary
Citibank, N.A.
ADR Department
111 Wall Street, 5th Floor
New York, New York 10043
Shareholder Services
Telephone 1 (877) 248 4237

Requests for Annual Reports
Australasia:
2 Holt Street
Sydney, N.S.W. Australia 2010
Telephone 61 (2) 9288 3233

United Kingdom:
1 Virginia Street
London, E98 1XY
Telephone 44 (20) 7782 6000
Fax 44 (20) 7895 9020

United States:
1211 Avenue of Americas
New York, NY 10036
Telephone 1 (212) 852 7059

Through the Web:
www.newscorp.com/public/ir/index

Financial Statements
The financial statements in this Concise Annual Report have come from the Group's full 2002 Financial Report. A copy of the Full Financial Report is available free of charge upon request from the addresses above.

The News Corporation Limited Notice of Meeting
A separate Notice of Meeting and Proxy Form are enclosed with this report.

The interactive version of the News Corporation 2002 Annual Report can be found at: www.newscorp.com

Designed and Produced by Sundberg & Associates Inc. New York, New York



EXHIBIT B


News Corporation

FULL FINANCIAL REPORT 2002

Index

THE NEWS CORPORATION LIMITED FULL FINANCIAL REPORT 2002

The Directors' Report is on page 44 of the Annual Report.

Statements of Financial Performance

FOR THE YEAR ENDED 30 JUNE, 2002

	Note	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
		A$ million		A$ million	
Sales revenue	2, 3	29,014	25,578		
Operating expenses	2	25,472	22,485		
Operating income	2	3,542	3,093		
Net loss from associated entities	5	(1,434)	(249)		
Borrowing costs	4	(1,291)	(1,268)		
Investment income	4	291	333	3	2,511
Net borrowing costs		(1,000)	(935)	3	2,511
Dividend on exchangeable preferred securities	4	(93)	(90)		
Other revenues before income tax	6	5,627	3,335		
Other expenses before income tax	6	(17,601)	(4,609)		
Change in accounting policy before tax	7		(1,107)		
Profit (loss) from ordinary activities before tax		(10,959)	(562)	3	2,511
Income tax (expense) benefit on					
Ordinary activities before change in accounting policy and other items		(640)	(428)		
Other items	6	(15)	19		
Change in accounting policy			421		
Net income tax (expense) benefit	8	(655)	12		
Net profit (loss) from ordinary activities after tax		(11,614)	(550)	3	2,511
Net profit attributable to outside equity interests	9	(348)	(196)		
Net profit (loss) attributable to members of the parent entity		(11,962)	(746)	3	2,511
Net exchange gain (loss) arising on translation of net assets of controlled entities	26	(3,019)	3,372		
Additional investment by an associated entity	26	(267)	1,060		
Total change in equity other than those resulting from transactions with owners as owners		(15,248)	3,686	3	2,511
Basic/diluted earnings per share on net loss attributable to members of the parent entity					
Ordinary shares	11	$(2.170)	$(0.174)		
Preferred limited voting ordinary shares	11	$(2.604)	$(0.209)		
Ordinary and preferred limited voting ordinary shares	11	$(2.431)	$(0.192)		

The Statements of Financial Performance are to be read in conjunction with the accompanying notes.

Statements of Financial Position

AS AT 30 JUNE, 2002

	Note	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
		A$ million		A$ million	
Assets					
Current Assets	13				
Cash		6,337	5,615	7	6
Receivables		5,809	6,683	10,321	8,227
Inventories		1,935	3,259		
Other		566	616		
Total Current Assets		14,647	16,173	10,328	8,233
Non-Current Assets					
Receivables	14	796	762		
Investments in associated entities	15	6,875	20,022		
Other investments	15	1,712	3,129	33,255	28,379
Inventories	16	4,232	5,219		
Property, plant and equipment	17	6,671	7,110		
Publishing rights, titles and television licences	18	35,348	31,051		
Goodwill	19	455	519		
Other	20	705	976		
Total Non-Current Assets		56,794	68,788	33,255	28,379
Total Assets		71,441	84,961	43,583	36,612
Liabilities and shareholders' equity					
Current Liabilities	21				
Interest bearing liabilities		1,856	63		
Payables		8,073	8,777		
Tax liabilities		848	550		
Provisions		228	386		142
Total Current Liabilities		11,005	9,776		142
Non-Current Liabilities	22				
Interest bearing liabilities		13,585	18,742		
Payables		4,054	4,465		
Tax liabilities		434	426		
Provisions		1,205	290		
Total Non-Current Liabilities excluding exchangeable preferred securities		19,278	23,923		
Exchangeable preferred securities	24	1,690	3,667		
Total Liabilities		31,973	37,366		142
Shareholders' Equity					
Contributed equity	25	28,239	20,735	29,529	22,268
Reserves	26	6,351	10,899	311	311
Retained profits	27	1	10,906	13,743	13,891
Shareholders' equity attributable to members of the parent entity		34,591	42,540	43,583	36,470
Outside equity interests in controlled entities	28	4,877	5,055		
Total Shareholders' Equity		39,468	47,595	43,583	36,470
Total Liabilities and Shareholders' Equity		71,441	84,961	43,583	36,612

Contingent liabilities	29
Commitments	30

The Statements of Financial Position are to be read in conjunction with the accompanying notes.

Statements of Cash Flows

FOR THE YEAR ENDED 30 JUNE, 2002

	Note	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
		A$ million		A$ million	
Operating activity					
Net profit (loss) attributable to members of the parent entity		(11,962)	(746)	3	2,511
Adjustment for non-cash and non-operating activities:					
Associated entity earnings, net of dividends		388	242		
Depreciation and amortisation		749	706		
Provisions		378	188		
Other items, net		13,179	1,342		
Change in accounting policy after tax			686		
Change in assets and liabilities:					
Receivables		(51)	(410)	(3)	(2,542)
Inventories		515	(889)		
Payables		(118)	(199)		31
Cash provided by operating activity		3,078	920		
Investing and other activity					
Property, plant and equipment		(505)	(1,113)		
Investments		(3,379)	(3,053)		
Proceeds from sale of non-current assets		4,284	2,387		
Cash provided (used) by investing activity		400	(1,779)		
Financing activity					
Issuance of debt			1,496		
Repayment of debt		(2,181)	(63)		
Funding from related entities				208	133
Issuance of shares		133	56		
Repurchase of preferred shares			(91)		
Dividends paid		(278)	(205)	(207)	(129)
Leasing and other finance costs		(7)	(5)		
Cash provided (used) by financing activity		(2,333)	1,188	1	4
Net increase in cash		1,145	329	1	4
Opening cash balance		5,615	4,638	6	2
Exchange movement on opening cash balance		(423)	648		
Closing cash balance	13	6,337	5,615	7	6
Gross cash flows from operating activity					
Cash from trading operations					
Receipts		28,970	25,176		
Payments		(24,423)	(23,120)		
		4,547	2,056		
Dividend and distribution receipts		38	86		
Interest receipts		247	302		
Interest payments		(1,324)	(1,225)		
Income tax payments		(337)	(209)		
Dividends paid on exchangeable preferred securities		(93)	(90)		
Cash provided by operating activity		3,078	920		

For the purposes of the Statements of Cash Flows, cash includes cash at bank, on deposit and on hand as reported in Note 13.
The Statements of Cash Flows are to be read in conjunction with the accompanying notes.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 1
Significant accounting policies

Underlying principles
The Full Financial Report has been prepared as a general-purpose financial report that complies with the requirements of the Corporations Act 2001, Australian Accounting Standards and Urgent Issues Group Consensus Views. The Full Financial Report has been prepared on a basis consistent with the previous year. Except for the basis of measurement of certain non-current assets, previously revalued, now at deemed cost, the full financial report has been prepared in accordance with historical cost convention.

Where necessary, comparative amounts have been adjusted to conform to changes in the current year presentation, and in particular to comply with the new requirements of AASB 1005 "Segment Reporting", AASB 1018 "Statement of Financial Performance" and AASB 1027 "Earnings per Share".

Principles of consolidation
The consolidated accounts include the financial statements of the parent entity, The News Corporation Limited and its controlled entities, referred to collectively throughout this report as the Company. For financial reporting purposes, control generally means ownership of a majority interest in an entity but may, in certain instances, result from other considerations, including a company's capacity to dominate decision making in relation to the financial and operating policies of the entity.

Accordingly, although the Company has less than a majority voting interest in Fox Television Holdings, Inc. ("FTH"), this entity is included in the consolidated accounts because (i) the Company has the ability to redeem the majority voting interest at any time, (ii) the dividends on and the amounts to be paid on redemption of the majority voting interest are fixed, and not related to the performance of FTH, and (iii) senior management of FTH, including its Board of Directors, consists solely of persons employed by the Company.

These consolidated accounts also include the Company's portion of the results of associated entities over which it has significant influence. Where accounting policies of associated entities differ from those adopted by the Company, adjustments have been made to achieve consistency with the accounting policies followed by the Company.

Financial statements of controlled entities and associated entities are, for consolidation purposes, adjusted to comply with Company policy and generally accepted accounting principles in Australia. All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Acquisitions of controlled entities are accounted for using the purchase method of accounting.

Revenue recognition
Revenues from the theatrical distribution of motion pictures are recognised as they are exhibited. Revenues from home video and DVD sales are recognised on the date that video and DVD units are made widely available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecasting by the licensee and when certain other conditions are met.

Licence agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received in connection with such contractual rights for which revenue is not yet recognisable is classified as deferred revenue within payables. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which has already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television advertising revenue is recognised as the commercials are aired. Subscriber fees received from cable system operators and direct broadcast satellite services are recognised as revenue in the period services are provided.

Advertising revenue from newspapers, magazines and inserts is recognised when the advertisements are published. Revenue from books and newspaper circulation revenues are recognised upon shipment.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

Inventories

Inventories are valued at the lower of cost or net realisable value. Cost is determined by the first in first out or average cost method for the greater part of inventories depending on the nature of the item, and by specific identification for the balance.

Program rights, and the related liability, for entertainment programs and sporting events aired principally by the Company's television broadcast and cable networks are recorded at cost when the programs are available for telecast. Program rights are primarily amortised on a straight-line basis, generally based on the usage of the program or term of the licence. Original cable programming are amortised on an accelerated basis. The current portion of program rights represents the estimated amount to be amortised in the next financial year.

The Company has a number of multi-year contracts for the television rights of certain sporting events. At the inception of these contracts and at each subsequent reporting date, the Company evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. When an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortisation is provided to recognise such loss in the current year. Such loss is reflected in Other Expenses.

The costs of sports contracts entered into by Fox Broadcasting Company are recorded as an operating expense based on the ratio of each period's operating profits to estimated total operating profits. Estimates of total operating profits can change and, accordingly, are reviewed periodically and amortisation is adjusted as necessary. Such changes in the future could be material.

Projects in progress are carried at cost which consists of the cost of material, labour and appropriate overhead expenses.

Film costs include direct production, production overhead and capitalised interest costs, net of any allocated amounts received from outside investors. These costs, as well as participation and talent residuals, are amortised on an individual film basis in the ratio that the current year's gross revenues bears to management's estimate of total ultimate gross revenues from all sources. Marketing costs and development costs under term deals are expensed as incurred. Story costs for projects not produced after three years are written off.

Film costs are stated at the lower of unamortised cost or estimated fair value on an individual film or television series basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortised cost, a loss is recognised in the current year for the amount by which the unamortised cost exceeds the film or television production's fair value. The unamortised costs of completed motion picture and television productions which are recoverable from primary markets are classified as current assets.

At the beginning of the prior financial year, the Company changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. This change in accounting policy provides better comparability of the Company's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a prior year one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million. The effect of this change on prior year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

Recoverable amount

Non-current assets are written down to the recoverable amount where the carrying value of the non-current asset exceeds the recoverable amount.

The recoverable amount of publishing rights, titles and television licences and goodwill has been determined by discounting the expected net cash inflows arising from their continued use or sale. Discounting has not been used to determine the recoverable amount of all other non-current assets.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

Investment in associated entities

The Company uses the equity method of accounting for its investments in associated entities. Under this method, investments in associated entities are initially recognised at cost of acquisition and carrying value is subsequently adjusted for increases or decreases in the Company's share of post-acquisition results and reserves of each associated entity.

Investments in associated entities are decreased by the amount of dividends received or receivable.

Associated entities include interests in non-controlled partnerships and joint venture entities.

Property, plant and equipment

In accordance with the requirements of AASB 1041 "Revaluation of Non-Current Assets", land and buildings previously carried at valuation were reverted to a cost basis of measurement. For the purpose of transitioning to a cost basis, the existing revalued carrying amounts at 1 July, 2000, were deemed to be their cost. This change in accounting policy had no impact on the financial position or financial performance of the Company as presented in this financial report.

Depreciation is provided for by a charge to the Statement of Financial Performance over the expected useful life of each class of asset. Leasehold land and buildings are amortised over the shorter of the period of the lease or the useful life of the asset.

The following are the main depreciation rates used:

Freehold buildings	2%	-	10%
Leasehold premises	2%	-	33%
Plant and equipment	3%	-	50%
Plant and equipment under lease	10%	-	40%

Publishing rights, titles and television licences

In accordance with the requirements of AASB 1041 "Revaluation of Non-Current Assets", publishing rights, titles and television licences previously carried at valuation were reverted to a cost basis of measurement. For the purposes of transitioning to a cost basis, the existing revalued carrying amounts at 1 July, 2000 were deemed to be their cost. This change in accounting policy had no impact on the financial position or financial performance of the Company as presented in this financial report.

As a creator and distributor of branded content, the Company has significant intangible assets including, television licences, newspaper mastheads, distribution networks, sport franchises, publishing rights and other copyright products and trademarks. These assets are stated at the lower of cost or recoverable amount. While television licences in the United States are renewable every five years, the Directors have no reason to believe that they will not be renewed. No amortisation is provided against these assets since, in the opinion of the Directors, the lives of the publishing rights, titles and television licences is indefinite.

The Company annually assesses the carrying amount of intangible assets to ensure that they are not carried at a value greater than their recoverable amount. This assessment is primarily based on the Company's estimate of maintainable earnings before interest, tax, depreciation and amortisation for each of its key business segments, and an appropriate market-based multiple.

Goodwill

Where the purchase consideration and incidental expenses exceed the fair value of the identifiable net assets acquired, the difference is assigned to goodwill and written off against operating income on a straight line basis over the period the benefits are expected to arise, but not exceeding twenty years.

Developing businesses

Costs incurred in the development of major new activities are capitalised until the operations are commenced on a commercial basis. At that point any readily identifiable intangibles, such as publishing rights, titles and licences but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Any other costs are amortised over the period in which benefits are expected to be received. There are no material costs of this nature capitalised during the current year.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

Capitalisation of interest

Interest cost on funds invested in major projects with substantial development and construction phases are capitalised until production or operations commence. Thereafter, the capitalised interest is amortised over the period in which benefits are expected to be received.

Provision for employee entitlements

Provision has been made for benefits accruing to employees in relation to such matters as annual leave, long service leave and non-superannuation post retirement benefits. All on-costs are included in the determination of the provision. Provisions for annual leave and the current portion of long service leave are measured at their nominal amounts whilst the non-current portion of long service leave is measured at the present value of estimated future cash flows.

Income taxes

The Company follows tax effect accounting procedures. Income tax expense is calculated on the accounting profit after adjusting for permanent differences. Future income tax benefits relating to tax losses are not recognised as an asset unless the benefit is virtually certain of being realised. Income taxes on cumulative timing differences are reflected in the Statement of Financial Position as future income tax benefit or deferred income tax liability at income tax rates expected to apply when the underlying timing differences reverse.

There is no present intention to remit to Australia the retained profits or reserves of foreign controlled entities or to realise revaluation surpluses through the sale of revalued assets. Accordingly, no provision has been made for withholding or other taxes that may become payable overseas or in Australia as a result of such remittance or realisation.

Other Revenues and Expenses

The Company discloses as Other Revenues and Expenses those transactions, the financial impact of which are included within profit (loss) from ordinary activities, that are considered significant by reason of their size, nature or effect on the Company's financial performance for the year.

Foreign currencies

Financial statements of self sustaining foreign controlled entities are translated using the current rate method whereby trading results are converted at the average rates of exchange for the year and assets and liabilities are converted at the closing rates on the period end date. Any exchange differences arising on the translation are taken directly to the foreign exchange fluctuation reserve.

All realised and unrealised gains or losses of a trading nature are brought to account within profit (loss) from ordinary activities.

The Company enters into forward foreign exchange contracts with the objective of protecting the Company against future adverse foreign exchange fluctuations. Exchange gains or losses on these contracts are brought to account within the profit (loss) from ordinary activities, except where they relate to specific commitments, whereby they are deferred until the commitment to sell or purchase is satisfied. Material foreign exchange contracts are disclosed in the financial statements.

Dividends

Dividends payable are recognised when their payment is determined by, and announced following, a meeting of the Board of Directors. This represents a change in accounting policy over the prior year whereby dividends were accrued at year-end, even though determined by the Board of Directors at a later date. This change in accounting policy is not material to the financial statements.

Classification of expenses

Expenses are classified according to their function, as this is considered to be the most relevant information about the Company's financial performance. The various functions of the Company are considered to align with the segments in which the Company operates.

Earnings per share ("EPS")

Basic EPS is calculated as net profit or loss attributable to members of the parent entity, adjusted for dividends on perpetual preference shares, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members of the parent entity, adjusted (a) for dividends on perpetual preference shares, (b) for the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and (c) for other non-discretionary changes in revenue or expenses during the period that would result from dilution of potential ordinary shares, divided by the weighted average number of ordinary and dilutive potential ordinary shares, adjusted for any bonus element.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

As the Company has two classes of ordinary shares (ordinary shares and preferred limited voting ordinary shares), two series of EPS numbers are presented in accordance with the requirements of AASB 1027 "Earnings per Share".

Financial Instruments

Terms and conditions of material financial instruments are disclosed in the following notes. Unless otherwise stated, financial instruments, including trade receivables and trade payables, are carried at historic cost. The fair value of interest bearing liabilities is disclosed in Note 23. The fair value of all other financial instruments is not materially different from their carrying value.

Use of Estimates

The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expense during the reporting period. The Company uses significant estimates in determining the amortisation of filmed entertainment costs and programming contracts. Because of the use of estimates inherent in the financial reporting process, especially for companies with significant segments in the entertainment business, actual results could differ from those estimates. These differences could be material.

NOTE 2

Business and geographic segment data

Business Segments	Note	2002 A$ million								
		Filmed Entertainment	Television	Cable Network Programming	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		7,714	8,160	3,569	1,650	4,604	2,059	1,258		29,014
Operating expenses		(6,810)	(7,287)	(3,189)	(1,202)	(3,782)	(1,835)	(1,367)		(25,472)
Operating income		904	873	380	448	822	224	(109)		3,542
Net profit (loss) from associated entities before other items	5	(19)	(446)	(79)		47		183		(314)
Net borrowing costs									(1,000)	(1,000)
Dividends on exchangeable preferred securities									(93)	(93)
Income tax expense before other items									(640)	(640)
Outside equity interest before other items	9								(278)	(278)
Profit before other items										1,217
Other revenues before income tax	6			4,234				1,393		5,627
Other expenses before income tax	6		(1,240)	(1,689)				(14,672)		(17,601)
Income tax expense on other items	6								(15)	(15)
Net loss from associate other items	5		(1,045)	(50)		(25)				(1,120)
Outside equity interest on other items	9								(70)	(70)
Net profit (loss) attributable to members of the parent entity		885	(1,858)	2,796	448	844	224	(13,205)	(2,096)	(11,962)

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 2

Business and geographic segment data (continued)

Business Segments	Note	2001 A$ million								
		Filmed Entertainment	Television	Cable Network Programming	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		6,795	6,838	2,696	1,675	4,600	1,907	1,067		25,578
Operating expenses		(6,308)	(5,831)	(2,499)	(1,238)	(3,696)	(1,702)	(1,211)		(22,485)
Operating income		487	1,007	197	437	904	205	(144)		3,093
Net profit (loss) from associated entities before other items	5	(28)	(316)	15		34		133		(162)
Net borrowing costs									(935)	(935)
Dividends on exchangeable preferred securities									(90)	(90)
Income tax expense before change in accounting policy and other items									(428)	(428)
Outside equity interest before other items	9								(196)	(196)
Profit before change in accounting policy and other items										1,282
Other revenues before income tax	6		723	1,213				1,399		3,335
Other expenses before income tax	6		(888)	(1,111)	(68)			(2,542)		(4,609)
Income tax benefit on other items	6								19	19
Net loss from associate other items	5		(78)			(9)				(87)
Change in accounting policy	7	(1,107)								(1,107)
Income tax benefit on change in accounting policy									421	421
Net profit (loss) attributable to members of the parent entity		(648)	448	314	369	929	205	(1,154)	(1,209)	(746)

Total segment revenue per AASB 1005 "Segment Reporting" is the addition of sales revenue, net profit (loss) from associated entities before Other Items, Other Revenues before income tax and net profit (loss) from associate Other Items.

Intersegment revenues generated primarily by the Filmed Entertainment segment of $1,484 million (2001 $843 million) have been eliminated within the Filmed Entertainment segment. Intersegment operating income generated primarily by the Filmed Entertainment segment of $76 million (2001 $24 million) has been eliminated on consolidation within the Filmed Entertainment segment.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 2
Business and geographic segment data (continued)

Business Segments

	2002 A$ million								
	Filmed Entertainment	Television	Cable Network Programming	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets									
Investments in associated entities	99	1,179	3,389		403		1,805		6,875
Segment assets	7,380	22,864	10,627	2,527	8,249	3,037	1,745		56,429
Corporate assets								8,137	8,137
Total Assets	7,479	24,043	14,016	2,527	8,652	3,037	3,550	8,137	71,441
Liabilities									
Segment liabilities	4,209	4,965	1,146	488	755	630	1,367		13,560
Corporate liabilities								18,413	18,413
Total liabilities	4,209	4,965	1,146	488	755	630	1,367	18,413	31,973
Acquisition of assets	103	5,473	1,546	9	197	10	242		7,580
Depreciation and amortisation	131	193	82	13	225	15	90		749
Other non-cash expenses		1,238	1,683	12			14,457		17,390

	2001 A$ million								
	Filmed Entertainment	Television	Cable Network Programming	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets									
Investments in associated entities	91	3,004	4,525		447		11,955		20,022
Segment assets	8,515	21,135	9,545	2,929	8,563	3,323	2,082		56,092
Corporate assets								8,847	8,847
Total Assets	8,606	24,139	14,070	2,929	9,010	3,323	14,037	8,847	84,961
Liabilities									
Segment liabilities	3,802	4,566	1,278	719	709	833	2,011		13,918
Corporate liabilities								23,448	23,448
Total liabilities	3,802	4,566	1,278	719	709	833	2,011	23,448	37,366
Acquisition of assets	123	124	535	27	632	67	404		1,912
Depreciation and amortisation	134	170	79	17	222	14	70		706
Other non-cash expenses	1,107	888	1,111	68			2,472		5,646

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 2

Business and geographic segment data (continued)

Geographics Segments

	2002 A$ million				
	USA	UK	Aust	Unallocated	Total
Sales revenue	22,194	4,418	2,402		29,014
Net profit (loss) from associated entities before other items	(222)	(113)	21		(314)
Other revenues before income tax	5,579		48		5,627
Assets					
Investment in associated entities	4,456	671	1,748		6,875
Segment assets	44,035	7,247	5,147		56,429
Corporate assets				8,137	8,137
Total Assets	48,491	7,918	6,895	8,137	71,441
Acquisition of assets	7,259	202	119		7,580

	2001 A$ million				
	USA	UK	Aust	Unallocated	Total
Sales revenue	19,094	4,185	2,299		25,578
Net (loss) from associated entities before other items	(85)	(73)	(4)		(162)
Other revenues before income tax	2,330	973	32		3,335
Assets					
Investment in associated entities	15,756	2,360	1,906		20,022
Segment assets	43,093	7,508	5,491		56,092
Corporate assets				8,847	8,847
Total Assets	58,849	9,868	7,397	8,847	84,961
Acquisition of assets	1,264	542	106		1,912

For 2002, Management has redefined the Filmed Entertainment segment to reflect a change in how the business is analysed and evaluated. The redefined segment includes all of the previous filmed entertainment activity along with certain activities previously included in the Television segment, primarily comprised of divisions which produce and distribute television programming and also distribute feature motion pictures for syndication and cable television in the United States. Prior year segment disclosures have been reclassified to conform to current year presentation.

Sales are grouped based on country of origin.

There were no material intersegment sales between geographic areas.

Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

United Kingdom comprises operations conducted in Europe.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated 2002	2001
	A$ million	
NOTE 3		
Sales revenue		
Sales revenue		
Rendering of services	29,014	25,578
	29,014	25,578

NOTE 4		
Revenue and expense items		
Operating income is arrived at after charging:		
Loss on sale of property, plant and equipment	14	45
Operating lease rentals	64	76
Trade debts written off	161	79
Net charge to provisions for:		
Doubtful debts and rebates	286	151
Employee entitlements	99	91
Sundry	39	70
Auditors remuneration		
	A$ '000	A$ '000
Amounts paid or payable for auditing the accounts of the parent entity and certain controlled entities:		
Service provider		
Ernst & Young	9,070	
Arthur Andersen	5,251	12,976
Other auditors	231	413
	14,552	13,389
Amounts paid or payable for other services:		
Service provider		
Ernst & Young	7,384	7,598
Arthur Andersen	9,643	34,294
Other auditors	324	1,198
	17,351	43,090

As at 30 June, 2002 the Company had approximately 33,800 (2001 31,400) full-time equivalent employees worldwide.

Depreciation and amortisation		
Goodwill	64	53
Property, plant and equipment	640	608
Leased assets	45	45
	749	706

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 4
Revenue and expense items (continued)

	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
	A$ million		A$ million	
Net borrowing costs				
Interest paid to:				
Unrelated entities	(1,291)	(1,268)		
	(1,291)	(1,268)		
Dividend income from:				
Controlled entities			3	2,500
			3	2,500
Interest income from:				
Controlled entities				11
Unrelated entities	253	251		
Associated entities (a)	38	82		
	291	333		11
	291	333	3	2,511
Dividends paid on exchangeable preferred securities	(93)	(90)		
Interest capitalised:				
Property, plant and equipment and other assets		66		
Film inventories	42	49		
	42	115		
Amortisation of capitalised interest	(67)	(55)		

(a) Includes $10 million (2001 $12 million) interest income received from Queensland Press Pty. Limited in relation to a subordinated unsecured loan facility provided to the company as described in Note 32.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 5

Associated entities

	Consolidated	
	2002	2001
	A$ million	
The Company's share of the profit (loss) after income tax of its associated entities consist principally of:		
British Sky Broadcasting Group plc	(51)	(76)
Stream, S.p.A	(66)	
Sky Latin America		
Net Sat Servicos Ltda (Brazil)	(120)	(101)
Innova, S.de R.L de C.V. (Mexico)	(92)	(52)
Other	(78)	(63)
Fox Sports Domestic Cable (USA)	33	89
FOXTEL	(15)	(11)
ESPN Star Sports	(11)	(23)
Other associated entities	86	75
Operating (loss) after income tax before other items	(314)	(162)
Other items after income tax (a)	(1,120)	(87)
Operating (loss) after income tax and other items	(1,434)	(249)

(a) The 2002 Other Items primarily represents the Company's equity accounted share of the write off by its associate British Sky Broadcasting Group plc ("BSkyB") of its investment in KirchPayTV. At 30 June, 2002, the Company's investment in BSkyB is recorded at zero, and as a result the Company has ceased to equity account its share of BSkyB's results. As at 30 June, 2002, the Company has not recorded $135 million of it share of BSkyB's losses, and will not recommence equity accounting until its share of cumulative profits and reserve movements totalling this amount has been recorded by BSkyB in the future.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 6
Other Items

	Consolidated 2002	Consolidated 2001
	A$ million	
The loss from ordinary activities before tax includes the following Other Items whose disclosure is relevant in explaining the financial performance of the Company.		
Sale of Echostar shares (a)	468	415
Sale of Fox Family Worldwide (b)	2,323	
Sale of Outdoor Life (c)	271	
Sale of TM3 (d)		18
Sale of The Golf Channel (e)		476
Healtheon/Web MD transaction restructure, net (f)		(426)
Write down of investment in One.Tel (g)		(576)
Write down of investment in Stream (h)	(590)	
Write down of investment in KirchMedia (i)	(460)	
Write down of investment in Gemstar (j)	(11,138)	
Write down of sports rights (k)	(1,861)	
Early extinguishment of debt (l)	(191)	
Restructuring costs	(40)	(258)
Disposal and write down of other non-current assets (m)	(756)	(923)
	(11,974)	(1,274)
Income tax (expense) benefit attributable to other items	(15)	19
Other (loss) after tax	(11,989)	(1,255)
Other (loss) after tax comprises:		
Other revenues before income tax	5,627	3,335
Other expenses before income tax	(17,601)	(4,609)
Income tax (expense) benefit attributable to other items	(15)	19
	(11,989)	(1,255)

(a) During the year, the Company sold its investment in EchoStar Communications Corporation for total consideration of $1,312 million (2001 $635 million) and recorded a gain on the sale of $468 million (2001 $415 million).

(b) In October, 2001, a subsidiary of the Company, Fox Broadcasting Company ("FOX"), Haim Saban and the other shareholders of Fox Family Worldwide, Inc ("FFW"), sold FFW to The Walt Disney Company for total consideration of approximately $10.3 billion which included the assumption of certain debt. FOX received proceeds of $3,242 million. As a result of this transaction, the Company recognised a gain on sale of $2,323 million.

(c) On 25 July, 2001, as a result of the exercise of rights by existing shareholders, a subsidary of the Company, Fox Entertainment Group ("FEG") acquired 50.23% of Outdoor Life Network, LLC ("Outdoor Life") for approximately $608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life. On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG's ownership interest in Outdoor Life for $977 million in cash. Upon the closing of the sale, FEG recognised a gain of $271 million.

(d) In January, 2001, the Company agreed to sell its wholly owned subsidiary TM3 Femsenen Gmbh & Co. KG to KirchMedia for cash consideration of $265 million and $427 million in KirchMedia's newly issued stock. The Company recorded a gain on this sale of $18 million.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 6

Other Items (continued)

(e) In June, 2001, the Company sold its 31% interest in The Golf Channel for total consideration of approximately $695 million, of which $676 million was received in cash during fiscal 2001. The Company recorded a gain on the sale of $476 million in relation to this transaction.

(f) As a result of the restructure of the Company's investment in Healtheon/WebMD ("WebMD"), the Company swapped out of its preferred stock investment and recognised an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred shares the Company received the ownership interest in The Health Network ("THN"), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The reduction in the carrying value of the Company's obligations are non-cash and not reflected in the Statement of Cash Flows. The Company subsequently sold its interest in THN for consideration valued at $433 million.

(g) In May, 2001, the Company became aware of serious financial problems at One.Tel Limited, an Australian telecommunications company in which the Company owns approximately 24% of the outstanding equity. Upon completion of One.Tel's auditors' review of its current financial condition in late May, 2001, One.Tel was placed in administration. The carrying value of the investment in One.Tel has been fully written down due to the liquidation of its operations.

(h) During the year, the Company wrote down its investment in Stream S.p.A. by $590 million to an amount considered by the Directors to be the recoverable amount at 30 June, 2002. The Company will continue to monitor this investment and as circumstances change will assess the future recoverability of its carrying value.

(i) Given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Company has recognised a charge of $460 million to fully write down its investment in KirchMedia.

(j) As at 30 June, 2002, the Company owned approximately 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of $11.1 billion. The charge was determined by reference to Gemstar's share price at 28 June, 2002 of US$5.39 per share.

(k) As a result of the downturn in sports related advertising during the year, together with the reduction in long term forecast advertising growth rates, in accordance with the Company's accounting policies, the Directors reevaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Company recorded a one-time other expense of $1,861 million relating to National Football League ($753 million), NASCAR ($578 million), Major League Baseball ($437 million) and non-US Cricket programming rights ($93 million).

(l) During the year, the Company extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due October, 2012 and on 8 5/8% Senior Notes due 2003. The Company recognised a loss of $64 million and $47 million respectively due to the early extinguishment of debt. In June, 2002 the Company and Fox Sports Networks, LLC, an indirect subsidiary of the Company, irrevocably called for the redemption of all outstanding 8.875% Senior Notes and the 9.75% Senior Discounted Notes. The Company recognised a loss of $80 million on the irrevocable early extinguishment of the debt.

(m) During 2001 the Company wrote down certain of its non-current assets, in particular its investment in Zee Telefilms and certain new media assets. During 2002, the Company further wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. During 2002, the Company also disposed of various non-current assets for an aggregate consideration of $96 million (2001 $880 million). During the year the Company also settled certain liabilities owing to MCI Communications Corporation ("MCI"), including accrued interest, of US$1,017 million for US$930 million, consisting of 121.2 million preferred limited voting ordinary shares valued at US$680 million and US$250 million in cash. The Company recognised a gain of $166 million on the settlement.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	A$ million		A$ million	

NOTE 7

Change in accounting policy

Change in accounting policy before tax		(1,107)		

At the beginning of the prior financial year, the Company changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. This change in accounting policy provides better comparability of the Company's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a prior year one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million. The effect of this change on prior year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

NOTE 8

Income tax expense

	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
Profit (loss) from ordinary activities before tax	(10,959)	(562)	3	2,511
Net loss from associated entities	(1,434)	(249)		
	(9,525)	(313)	3	2,511
Prima facie tax (benefit) expense at 30% (2001 34%)	(2,858)	(106)	1	854
Income tax (benefit) expense	655	(12)		
Difference	(3,513)	(94)	1	854
Difference due to:				
Different tax rates applicable in countries other than Australia	847	(43)		
Dividends on which tax is rebateable	4	12	1	850
Capital items (a)	(4,503)	(305)		
Investment and capital allowances	145	112		
Other permanent differences between accounting and tax profit	(27)	9		4
Reduction in current year income tax expense due to tax losses not recorded in prior years	53	138		
Current year losses not reflected in income tax expense	(32)	(17)		
	(3,513)	(94)	1	854

(a) For the year ended 30 June, 2002 principally relates to the write down of the Company's investment in Gemstar-TV Guide for which a capital loss benefit has not been recorded.

As at 30 June, 2002, the Company has unrecouped income tax losses available to offset against future years' taxable income. The estimated benefit of losses which have not been brought to account in the future income tax benefit or deducted from the provision for deferred income tax is $nil (2001 $32 million). The benefits will be recognised if future taxable income is sufficient and of a nature which qualifies under statutes in effect at the time the deduction is made. The benefit of the losses which have been brought to account is recognised in future income tax benefit (Note 20) and deferred income tax provision (Note 22).

There is no material impact upon the Company's tax expense for the year ended 30 June, 2002 or deferred tax balances at 30 June, 2002 arising from the Australian Government's proposed Tax Consolidation legislation.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Note	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
		A$ million		A$ million	

NOTE 9
Outside equity interest

	Note	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
Outside equity interest before other items		(278)	(196)		
Outside equity interest on other items		(70)			
		(348)	(196)		

NOTE 10
Dividends

Dividends provided for or paid during the year:

Class of Shares	*Dividend per share*	*Franking*	Note	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
Ordinary	1.5 cents	Unfranked		31	31	31	31
Ordinary	1.5 cents	50% Franked at 34% tax rate			31		31
Preferred limited voting ordinary	3.75 cents	Unfranked		120	111	120	111
Preferred limited voting ordinary	3.75 cents	50% Franked at 34% tax rate			81		81
Perpetual preference	(i)	Unfranked		52	51		
			27	203	305	151	254

(i) Adjustable rate cumulative preference dividends as described in Note 25 (b).

For full payment details of the above mentioned dividends refer to Directors' Report on page 48 of the Concise Report.

The Directors of The News Corporation Limited recommend the payment on 9 October, 2002 of a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 6 September, 2002, the entitlement date for the final dividend. The final dividend has not been provided for in the financial statements, in accordance with the Company's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2002.

The balance of the franking account of the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends, is $0.5 million (2001 $0.5 million).

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated 2002	Consolidated 2001

NOTE 11

Earnings per share

The following are various earnings per share calculations:

Earnings per share on net loss attributable to members of the parent entity

	2002	2001
Ordinary shares	$(2.170)	$(0.174)
Preferred limited voting ordinary shares	$(2.604)	$(0.209)
Ordinary and preferred limited voting ordinary shares	$(2.431)	$(0.192)

	2002			2001		
	Ordinary	Preferred Million	Total	Ordinary	Preferred Million	Total
Basic/Diluted (a)						
Denominator - weighted average number of shares	1,962	2,979	4,941	1,924	2,217	4,141
Rollforward of shares						
Balance as at 30 June, 2002 (30 June, 2001)	2,094	3,209	5,303	2,092	2,661	4,753
Exercise/conversion of potential shares					1	1
Shares issued in respect of Chris-Craft acquisition					275	275
Balance as at 14 August, 2002 (16 August, 2001)	2,094	3,209	5,303	2,092	2,937	5,029
	$A million			$A million		
Numerator - earnings result	(4,258)	(7,756)	(12,014)	(334)	(463)	(797)
Reconciliation to Net loss from ordinary activities after tax						
Numerator			(12,014)			(797)
Outside equity interest			348			196
Dividends on preference shares			52			51
Net loss from ordinary activies after tax			(11,614)			(550)

(a) The basic and diluted earnings per share calculations are the same, as all potential shares were anti-dilutive when calculated in accordance with AASB 1027 "Earnings per Share".

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 12
Remuneration of Directors and Executives

Directors
The Directors of The News Corporation Limited who received, or were due to receive, remuneration (include brokerage, commissions, bonuses, retirement payments, salaries and share options), directly or indirectly from the Company or a related party, as shown in the following bands, were:

$	2002	2001	$	2002	2001
0 - 9,999			4,800,000 - 4,809,999		1
20,000 - 29,999		1	5,390,000 - 5,399,999	1	
100,000 - 109,999	1		5,670,000 - 5,679,999		1
110,000 - 119,999	2		6,830,000 - 6,839,999		1
120,000 - 129,999	3		7,460,000 - 7,469,999	1	
130,000 - 139,999	1	1	8,710,000 - 8,719,999		1
140,000 - 149,999		1	9,050,000 - 9,059,999	1	
150,000 - 159,999		4	10,470,000 - 10,479,999		1
160,000 - 169,999	1		14,040,000 - 14,049,999		1
170,000 - 179,999		1	17,570,000 - 17,579,999	1	
280,000 - 289,999	1		20,580,000 - 20,589,999	1	
300,000 - 309,999		1	34,150,000 - 34,159,999	1	
3,170,000 - 3,179,999	1		37,310,000 - 37,319,999		1

Total remuneration, including salaries, retirement, share options and other benefits as employees, received or due and receivable by Directors of the parent entity was $98,686,000 (2001 $89,271,700). Total remuneration of Directors of the parent entity and controlled entities was $99,045,000 (2001 $89,993,700).

For further information on Directors' remuneration refer to the Directors' Report on pages 50 to 52 of the Concise Report.

Australian Executives
Total remuneration, including salaries, retirement, share options and other benefits as employees, received or due and receivable by Australian based Executive Officers was $13,504,000 (2001 $13,825,000).

The number of Australian based Executive Officers of the parent entity and the Company whose income included benefits was at least $100,000 is shown in their relevant income bands.

$	2002	2001	$	2002	2001
100,000 - 109,999	1	1	300,000 - 309,999		3
140,000 - 149,999	1	1	310,000 - 319,999	3	1
150,000 - 159,999	1	3	320,000 - 329,999	1	1
160,000 - 169,999	3		330,000 - 339,999	1	2
170,000 - 179,999	2	2	340,000 - 349,999	2	3
180,000 - 189,999	1	1	360,000 - 369,999		1
190,000 - 199,999	2	3	410,000 - 419,999	1	
200,000 - 209,999	3	5	420,000 - 429,999	1	1
210,000 - 219,999	3	3	440,000 - 449,999	1	
220,000 - 229,999	1	3	460,000 - 469,999		1
230,000 - 239,999	4	4	480,000 - 489,999		1
240,000 - 249,999	1	1	510,000 - 519,999	1	
250,000 - 259,999	1	2	520,000 - 529,999	1	
260,000 - 269,999	1	2	580,000 - 589,999		1
270,000 - 279,999	1	1	610,000 - 619,999	1	
280,000 - 289,999	1		800,000 - 809,999	1	
290,000 - 299,999	3	2	940,000 - 949,999		1
			1,000,000 - 1,009,999	1	

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	A$ million		A$ million	
NOTE 13				
Current assets				
Cash	6,337	5,615	7	6

Interest earned on cash deposits ranged from 0.02% to 9.00% (2001 1.79% to 7.25%) per annum.

	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
Receivables				
Trade receivables	6,140	6,553		
Trade receivables owing by associated entities	188	296		
Less provision for doubtful debts, returns and rebates	832	541		
	5,496	6,308		
Non-trade amounts owing by controlled entities			10,321	8,227
Non-trade amounts owing by unrelated entities	280	346		
Non-trade amounts owing by associated entities	33	29		
	5,809	6,683	10,321	8,227

These receivables are primarily denominated in US dollars and located in the United States of America.
There is no material reliance on any single customer.

	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
Inventories				
At cost:				
Raw materials	124	177		
Work and projects in progress	123	86		
Finished goods	237	283		
Television and film product	1,526	2,774		
Total at cost	2,010	3,320		
Provision for diminution in value:				
Finished goods	75	61		
Total provision for diminution in value	75	61		
	1,935	3,259		
Other				
Prepayments	566	616		
	566	616		

NOTE 14
Non-current receivables

	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
Trade receivables	375	331		
Other receivables	421	431		
	796	762		

These receivables are primarily denominated in US dollars and located in the United States of America.
There is no material reliance on any single customer.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Note	Consolidated 2002 A$ million	Consolidated 2001 A$ million	Parent Entity 2002 A$ million	Parent Entity 2001 A$ million
NOTE 15					
Investments					
Investments in associated entities (a)					
Listed securities		2,008	13,494		
Unlisted securities		3,473	4,715		
Joint Ventures		1,394	1,813		
		6,875	20,022		
Other Investments					
Investments in controlled entities					
Securities at cost				33,255	28,379
				33,255	28,379
Investments in unrelated entities (b)					
Listed securities at cost		414	1,447		
Unlisted securities at cost		1,298	1,682		
		1,712	3,129		
Quoted value of listed securities:					
Associated entities		14,369	27,468		
Other unrelated entities		549	2,426		
		14,918	29,894		

(a) The Company's investments in associated entities (excluding joint venture entities) consist principally of:

Company	*Principal Activities*	*Percentage Ownership*		*Carrying Value* 2002	*Carrying Value* 2001
Gemstar-TV Guide International, Inc	U.S print and electronic guidance company	42.9% (2001 38.5%)	6	1,673	11,721
Regional Programming Partners	U.S. partnership holding interests in sporting networks, teams and arenas	40.0%		1,673	1,835
BSkyB Group plc*	U.K. satellite TV broadcaster	36.2% (2001 36.3%)	5		1,392
Fox Family Worldwide	Family television programming venture	0% (2001 49.5%)	6		857
China Network Systems	Taiwan cable TV operator	20.0%		434	477
Ventures Arena	U.S. company holding interests in sporting arenas	40.0%		218	260
Independent Newspapers Limited	New Zealand newspaper publisher	45.3% (2001 44.3%)		237	256
FOXTEL	Australian pay TV operator	25.0%		207	199
Queensland Press Pty. Limited	Australian newspaper publisher	41.7%		131	156
National Geographic Channel	US Domestic Cable Channel	66.7%		314	67
National Geographic International	International Cable Channel	50.0%		104	90

* At 30 June,2002, the Company's investment in British Sky Broadcasting Group plc ("BSkyB") is recorded at zero, and as a result the Company has ceased to equity account its share of BSkyB's results. As at 30 June, 2002, the Company has not recorded $135 million of its share of BSkyB losses, and will not recommence equity accounting until its share of cumulative profits and reserve movements totalling this amount has been recorded by BSkyB in the future.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

			Note	Consolidated 2002	2001
				A$ million	

NOTE 15

Investments (continued)

The Company's material investments in joint venture entities are:

Company	*Principal Activities*	*Percentage Ownership*		*Carrying Value*	
Stream, S.p.A.	Italian pay TV provider	50.0%	6	648	952
National Rugby League	Australian rugby league football competition	50.0%		160	160
Fox Sports International	U.S cable TV operator	Consolidated (2001 50%)			151

(b)The Company's material investments in unrelated entities are:

Company	*Principal Activities*	*Percentage Ownership*		*Carrying Value*	
Echostar Communications	Satellite broadcaster	0% (2001 5.2%)	6		873
KirchMedia	Holding company for commercial TV, film and sporting rights, new media, production and film technology	2.5%	6		427
The Wireless Group plc	Commercial radio operator	40.32% (voting 19.90%)		85	146
New Regency	Film production	20.0%		374	189
Sky PerfecTV	Satellite and digital pay TV platform	8.1%		166	87
Knowledge Enterprises	Investment fund	17.8%		177	198
Southwest Sports Group	Sports entertainment	various		151	148

(c) All significant associates have balance dates consistent with the Company with the following exceptions:

Company	*Balance Date*
Gemstar-TV Guide International, Inc.	31 December
Stream, S.p.A.	31 December
Regional Programming Partners	31 December
China Network Systems	31 December

(d) Associated entities financial summary

The following is an aggregate financial summary of material associated entities:	2002	2001
Total assets	27,476	41,743
Total liabilities	20,100	16,935
Net loss	(4,315)	(474)

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 15
Investments (continued)

	Note	Consolidated 2002 A$ million	Consolidated 2001 A$ million
(e) Movement in carrying amount of investments in associated entities			
Balance at beginning of year		20,022	8,602
Net (loss) from associated entities (i)	5	(1,434)	(249)
Dividends received from associated entities		(74)	(80)
Movement due to foreign exchange fluctuation		(1,039)	1,295
Investment in Gemstar-TV Guide (iii)		1,407	7,920
Additional investment in joint venture entities		583	578
Additional investment in other entities		572	398
Elimination of associates' reciprocal shareholding in the Company		(18)	(6)
Additional investment by an associate entity (ii)	26	(267)	1,060
Write down of Gemstar-TV Guide (iii)		(11,138)	
Write down of other investments		(694)	(158)
Carrying value of investments acquired		21	838
Carrying value of investments disposed		(1,066)	(176)
Balance at end of year		6,875	20,022

(i) Losses are after capitalisation of $nil (2001 $571 million) developing business costs. Costs incurred in the development of major new ventures are capitalised until the operations commence on a commercial basis.

(ii) During the previous year British Sky Broadcasting Group plc ("BSkyB") issued new equity as consideration for several transactions, including the acquisition of Sports Internet Group and the remaining shares in British Interactive Broadcasting Holdings Limited ("BiB"). These issuances reduced the Company's ownership interest in BSkyB from 37.1% to 36.2%. In accordance with AASB 1016 "Accounting for Investments in Associates", in the year to 30 June, 2001 the Company recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $1,060 million. In the year to 30 June, 2002, the Company recorded a decrease in its investment in BSkyB and a corresponding decrease in reserves of $240 million. As a result the Company has recorded the change in its share of BSkyB's reserves following the above transactions.

(iii) In May, 2001, the Company acquired approximately 80% of Liberty's 21.3% interest in Gemstar-TV Guide International, Inc. ("Gemstar-TV Guide") in exchange for approximately 121.5 million ADRs representing 486 million preferred limited voting ordinary shares. This acquisition by the Company is a non-cash transaction, with investments and contributed equity increasing by $7,920 million.

In December, 2001, the Company acquired the remaining 20% of Liberty's interest in Gemstar-TV Guide in exchange for approximately 28.8 million ADRs of the Company representing approximately 115.2 million preferred limited voting ordinary shares valued at $1,407 million. This acquisition was also a non-cash transaction, with investments and contributed equity increasing by $1,407 million. As a result of this transaction, the Group's ownership interest in Gemstar-TV Guide increased to 42.6% (42.9% at 30 June, 2002). As outlined in Note 6, at 30 June, 2002, the carrying value of Gemstar-TV Guide reflects a writedown of $11.1 billion, included in the Statement of Financial Performance.

Associated entities have various commitments and contingencies incurred during the normal course of business. The Company has no obligation under any of these commitments other than those included within Note 29 and 30.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated 2002	2001
	A$ million	

NOTE 16
Non-current inventories

	2002	2001
At cost:		
Film costs in process	914	1,620
Finished goods	186	194
Television and film product	3,132	3,405
Total at cost	4,232	5,219

Total interest capitalised in film inventories at 30 June, 2002 amounts to $73 million (2001 $87 million). Interest has been capitalised at 8.00% (2001 8.00%).

Total inventories at 30 June, 2002 amount to $6,167 million (2001 $8,478 million) and consist of the following:

	2002	2001
Filmed entertainment		
Films		
Released	1,291	1,456
Completed, not released	142	57
In production	648	1,189
In development or preproduction	87	339
	2,168	3,041
Television productions		
Released	887	956
In production	167	296
In development or preproduction	12	20
	1,066	1,272
Total filmed entertainment	3,234	4,313
Television programming	2,338	3,486
Other inventories	595	679
Total inventories	6,167	8,478
Less current inventories	1,935	3,259
Non-current inventories	4,232	5,219

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated	
	2002	2001
	A$ million	
NOTE 17		
Property, plant and equipment		
Freehold land and perpetual leases		
At cost	437	435
	437	435
Freehold buildings		
At cost	2,579	2,730
Less depreciation	479	396
	2,100	2,334
Leasehold premises		
Leasehold land at cost	154	158
Leasehold buildings at cost	1,107	1,147
	1,261	1,305
Less amortisation	304	290
	957	1,015
Plant and equipment		
At cost	6,171	6,039
Less depreciation	3,210	2,948
	2,961	3,091
Plant and equipment under lease		
At cost	377	389
Less amortisation	161	154
	216	235
	6,671	7,110

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated	
	2002	2001
	A$ million	
NOTE 17		
Property, plant and equipment (continued)		
Freehold land and perpetual leases		
Balance at beginning of year	435	389
Additions	39	
Disposals	(2)	(10)
Movement due to foreign exchange fluctuation	(35)	56
Balance at end of year	437	435
Freehold buildings		
Balance at beginning of year	2,334	1,855
Additions	123	322
Disposals	(68)	(34)
Depreciation	(86)	(72)
Movement due to foreign exchange fluctuation	(203)	263
Balance at end of year	2,100	2,334
Leasehold premises		
Balance at beginning of year	1,015	936
Additions	10	50
Disposals	(4)	(35)
Amortisation	(32)	(32)
Movement due to foreign exchange fluctuation	(32)	96
Balance at end of year	957	1,015
Plant and equipment		
Balance at beginning of year	3,091	2,527
Additions	550	845
Transfers from other balance sheet accounts	83	
Disposals	(50)	
Depreciation	(554)	(536)
Movement due to foreign exchange fluctuation	(159)	255
Balance at end of year	2,961	3,091
Plant and equipment under lease		
Balance at beginning of year	235	241
Disposals		(17)
Amortisation	(13)	(13)
Movement due to foreign exchange fluctuation	(6)	24
Balance at end of year	216	235

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated	
	2002	2001
	A$ million	

NOTE 18

Publishing rights, titles and television licences

	2002	2001
At cost	35,348	31,051
	35,348	31,051

In accordance with AASB 1041 "Revaluation of Non-Current Assets", as at 1 July, 2000 publishing rights, titles and television licences previously carried at valuation were reverted to a cost basis of measurement, with the existing revalued carrying amounts at 1 July, 2000 deemed to be their cost. The Company had previously revalued these assets, although the Company has not recorded any revaluation increments since 1990.

NOTE 19

Goodwill

	2002	2001
At cost	1,143	1,221
Less amortisation	688	702
	455	519

NOTE 20

Other non-current assets

	2002	2001
Other		
Future income tax benefit	88	103
Prepayments	617	873
	705	976

Amounts of $19 million (2001 $16 million) are included in future income tax benefits relating to tax losses carried forward.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Note	Consolidated 2002 A$ million	Consolidated 2001 A$ million	Parent Entity 2002 A$ million	Parent Entity 2001 A$ million
NOTE 21					
Current liabilities					
Interest bearing liabilities	23				
Bank loans - unsecured		57	63		
Loans - unsecured (a)		1,799			
		1,856	63		
Payables					
Trade payables		5,453	5,635		
Other payables		2,620	3,142		
		8,073	8,777		
These payables are primarily denominated in US dollars and located in the United States of America.					
Tax liabilities					
Income tax provision		848	550		
		848	550		
Provisions					
Dividends			142		142
Employee entitlements		125	142		
Sundry		103	102		
		228	386		142
Current interest bearing liabilities are repayable in the following currencies:					
(amounts shown in millions)					
1,015 (2001 Nil) United States Dollars		1,799			
3,166 (2001 JPY3,143) Japanese Yen		47	50		
262 (2001 INR 300) Indian Rupees		10	13		
		1,856	63		

(a) As at 30 June, 2002 this principally represents 8.875% Senior Notes and 9.75% Senior Discounted Notes that the Company has irrevocably called for redemption as described in Note 23 (g) and Note 35.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Note	Consolidated 2002	2001
		A$ million	
NOTE 22			
Non-current liabilities			
Interest bearing liabilities	23		
Bank loans - unsecured		93	150
Loans - unsecured		13,492	18,592
		13,585	18,742
Payables			
Trade payables		3,131	2,801
Other payables		923	1,664
		4,054	4,465

These payables are primarily denominated in US dollars and located in the United States of America.

Tax liabilities			
Deferred income tax provision		434	426
		434	426
Provisions			
Employee entitlements		108	133
Other		1,097	157
		1,205	290
Non-current interest bearing liabilities are repayable in the following currencies: (amounts shown in millions)			
150 (2001 $150) Australian Dollars		150	150
6,264 (2001 JPY9,429) Japanese Yen		93	150
7,525 (2001 US$9,333) United States Dollars		13,342	18,442
		13,585	18,742

At 30 June, 2002 the impact of foreign currency movements reduced reported debt by $1,909 million (2001 $2,762 million increase). The translation of net assets of foreign controlled entites resulted in a $3,019 million decrease (2001 $3,372 million increase) in the foreign exchange fluctuation reserve, as shown in Note 26.

Income tax benefits attributable to tax losses utilised in arriving at the provision for deferred income tax amounted to $648 million (2001 $545 million).

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated	
	2002	2001
	A$ million	
NOTE 23		
Interest bearing liabilities		
Bank loans – unsecured		
Term loans	150	213
less current maturities	57	63
Total long term bank loans payable	93	150
Aggregate maturities of bank loans:		
Not later than one year	57	63
Later than one year not later than five years	93	150
	150	213

The Company has a US$2 billion (as amended) Revolving Credit Agreement. Significant terms of the agreement include the requirement that the Company maintain specific gearing and cash flow ratios and limitations on secured indebtedness. The maturity of this facility is 30 June 2004. The Company pays interest for borrowings in US dollars at LIBOR plus 0.50%. A commitment fee of 0.15% is payable on the unused portion of the available credit. There were no draw downs made against this facility during fiscal 2001 or fiscal 2002.

Term loans include a facility for Yen 22 billion at an interest rate of 4.20% per annum. This facility matures in June 2005.

Total unused credit facilities as at 30 June, 2002 amounted to $3,546 million (2001 $4,101 million).

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated 2002	Consolidated 2001
	A$ million	
NOTE 23		
Interest bearing liabilities (continued)		
Loans payable unsecured		
8 5/8% Senior notes (US$ 500m) due February 2003 (a) (h)	74	988
8 1/2% Senior notes (US$ 500m) due February 2005 (a)	887	988
8.75% Senior subordinated notes (US$ 170m) due February 2006 (c)		332
8.875% Senior notes (US$ 500m) due August 2007 (g)	927	988
9.75% Senior discount notes (US$405) due August 2007 (g)	744	719
6.625% Senior debentures (US$ 350m) due January 2008 (b)	621	692
7 3/8% Senior debentures (US$ 200m) due October 2008 (b)	355	395
10 1/8% Senior debentures (US$ 300m) due October 2012 (a) (d)	54	593
9 1/4% Senior debentures (US$ 500m) due February 2013 (a)	887	988
8 5/8% Senior debentures (A$ 150m) due February 2014 (b)	150	150
7.6% Senior debentures (US$ 200m) due October 2015 (b)	355	395
8% Senior debentures (US$ 400m) due October 2016 (b)	709	790
7.25% Senior debentures (US$ 350m) due May 2018 (b)	621	692
8 1/4% Senior debentures (US$ 250m) due August 2018 (b)	443	494
Liquid Yield Option Notes (LYONs) tm (US $1,515) due February 2021 (e)	1,405	1,513
8 7/8% Senior debentures (US$ 250m) due April 2023 (b)	443	494
7 3/4% Senior debentures (US$ 200m) due January 2024 (b)	355	395
7 3/4% Senior debentures (US$ 90m) due February 2024 (b)	159	178
9 1/2% Senior debentures (US$ 200m) due July 2024 (b)	355	395
8 1/2% Senior debentures (US$ 200m) due February 2025 (b)	355	395
7.7% Senior debentures (US$ 250m) due October 2025 (b)	443	494
7.43% Senior debentures (US$240m) due October 2026 (b)	426	474
7 1/8% Senior debentures (US$ 200m) due April 2028 (b)	355	395
7.3% Senior debentures (US$ 200m) due April 2028 (b)	355	395
7.28% Senior debentures (US$ 200m) due June 2028 (b)	355	395
7.625% Senior debentures (US$ 200m) due November 2028 (b)	355	395
6.703% MOPPrS (US$ 150m) due May 2034 (f)	266	296
8.45% Senior debentures (US$ 200m) due August 2034 (b)	355	395
8.15% Senior debentures (US$ 300m) due October 2036 (b)	532	593
6.75% Senior debentures (US$ 250m) due January 2038 (b)	443	494
7.75% Senior debentures (US$ 600m) due December 2045 (b)	1,064	1,186
7.9% Senior debentures (US$ 150m) due December 2095 (b)	266	296
8 1/4% Senior debentures (US$ 100m) due October 2096 (b)	177	198
Other		12
	15,291	18,592
less current maturities	1,799	
Total long term unsecured loans	13,492	18,592
Total long term unsecured bank loans payable	93	150
Total non-current interest bearing liabilities	13,585	18,742

Ratings of Public Debt

As of 30 June, 2002, the Company's debt rating from Moody's (Ba1 for subordinated notes and Baa3 for senior unsecured notes) and Standard & Poors (BBB-) were within the investment grade scale. As at 30 June, 2002, the Company was in compliance with all of its debt covenants.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Note	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
		A$ million		A$ million	
NOTE 25					
Contributed equity					
2,094,411,035 (2001 2,091,801,440) ordinary shares		5,448	5,432	6,503	6,469
3,208,695,775 (2001 2,660,797,506) preferred limited voting ordinary shares (a)		22,301	14,813	23,026	15,799
		27,749	20,245	29,529	22,268
3,800,000 perpetual preference shares (b)		132	132		
10,000,000 8 5/8% cumulative perpetual preference shares		358	358		
		490	490		
		28,239	20,735	29,529	22,268

(a) A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of the Company by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of the Company, or on a proposal to wind up or during the winding up of the Company, or on a proposal for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a proposal that affects rights attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

(b) A subsidiary of The News Corporation Limited issued 10,000,000 8 5/8% cumulative perpetual preference shares in July 1993 and a further 3,800,000 adjustable rate perpetual preference shares in July 1994. These shares are redeemable at the option of The News Corporation Limited and rank after all debt holders in respect to both capital and dividends. Dividends on these shares can only be paid out of available profits.

Queensland Press Pty. Limited, an associated entity of the Company holds 316 million, representing 15.1% (2001 312 million, representing 14.9%), ordinary shares and 151 million, representing 4.7% (2001 151 million, representing 5.7%), preferred shares in The News Corporation Limited. Consolidated contributed equity has been reduced to remove this reciprocal shareholding in accordance with AASB 1016 "Accounting for Investments in Associates". Investments in associates have been reduced by the same amount. The average shares used to calculate earnings per share has been adjusted accordingly as in prior years.

The following table shows the movements in ordinary and preferred shares during the year.

		Number of shares	
		Ordinary	*Preferred*
Balance as at 1 July, 2001		2,091,801,440	2,660,797,506
Exercises/conversions of potential shares		277,364	16,229,196
Shares issued for equity in Gemstar-TV Guide International	15		115,175,920
Shares issued on the acquisition of Chris-Craft Industries Inc., BHC Communications Inc. and United Television, Inc.	34		275,416,834
Shares issued on the acquisition of Fox Sports International	34		14,692,732
Shares issued to MCI Communications Corporation	24		121,226,920
Dividend reinvestment		2,332,231	5,156,667
Balance as at 30 June, 2002		2,094,411,035	3,208,695,775

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated	
	2002	2001
	A$ million	
NOTE 24		
Exchangeable preferred securities		
9,725,669 Exchangeable Trust Originated Preferred Securities (a)	1,690	1,883
Redeemable Preferred Securities (b)		1,784
	1,690	3,667

(a) In November, 1996, The News Corporation Limited, through a trust (the "Exchange Trust") wholly-owned by News America, Incorporated ("NAI"), a subsidiary of The News Corporation Limited, issued 10 million 5% Exchangeable Trust Originated Preferred Securities (the "Exchangeable Preferred Securities") for aggregate gross proceeds of US$1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI's 5% Subordinated Discount Debentures due 12 November, 2016 (the "Subordinated Debentures") and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of British Sky Broadcasting Group plc. ("BSkyB") (the "Warrants"). These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the Exchangeable Preferred Securities at an annual rate of 5%. The Exchangeable Preferred Securities are mandatorily redeemable on 12 November, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The News Corporation Limited has the right to pay cash in US dollars equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradeable shares. The News Corporation Limited and certain of its direct and indirect subsidiaries have certain obligations relating to the Exchangeable Preferred Securities, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer's obligations with respect thereto.

(b) In conjunction with the unwinding of American Sky Broadcasting, LLC ("ASkyB") during fiscal 1999, the Company recorded approximately US$800 million related to its requirement to issue redeemable preferred securities to MCI Communications Corporation. Interest accrues on this obligation at a rate of 6%. In February, 2002, the Company settled the outstanding obligation and accrued interest of US$1,017 for US$930 million. The consideration consisted of 121.2 million preferred limited voting ordinary shares, valued at US$680 million and US$250 million in cash. This settlement satisfied the Company's obligation to issue redeemable preferred securities to WorldCom, Inc.(formerly MCI Communications Corporation). The Company recognised a $166 million (US$87 million) gain on the settlement of this obligation, which was recorded as an Other Item in the Statement of Financial Performance.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 25
Contributed equity (continued)

The following table shows the dollar value movements in ordinary and preferred shares during the year:

		Consolidated		Parent Entity	
	Note	A$ million		A$ million	
		Ordinary	Preferred	Ordinary	Preferred
Balance as at 1 July, 2001		5,432	14,813	6,469	15,799
Exercises/conversions of potential shares		4	134	4	157
Shares issued for equity in Gemstar-TV Guide International	15		1,407		1,407
Shares issued on the acquisition of Chris-Craft Industries Inc., BHC Communications Inc. and United Television Inc.	34		4,397		4,113
Shares issued on the acquisition of Fox Sports International	34		180		180
Shares issued to MCI Communications Corporation	24		1,314		1,314
Dividend reinvestment		30	56	30	56
Queensland Press reciprocal shareholding		(18)			
Balance as at 30 June, 2002		5,448	22,301	6,503	23,026

Share Options

The Company has a number of different share option arrangements as outlined below. As at 14 August, 2002 there are 310,500 options outstanding over ordinary shares and 217,703,662 options outstanding over preferred shares. All options are granted for $nil consideration.

Executives' Share Option Scheme, News Corporation Share Option Plan and Australian Executive Option Plan

The arrangements of these three plans provide that options may be granted for up to 5% of the Company's issued share capital to employees of management or equivalent status, including Executive Directors. The exercise price of the options issued under the arrangements is the weighted average market price of the shares sold on the Australian Stock Exchange during the five trading days immediately prior to the date the option is granted. Options granted under the News Corporation Share Option Plan (the "Plan") and Australian Executive Option Plan ("AEOP") have a term of 10 years after the date of grant. The options granted under the Plan and the AEOP vest and become exercisable as to one quarter on each anniversary of the grant. The options granted under the Plan and the AEOP allow the Company to procure the transfer of issued ordinary or preferred shares to option holders rather than issue new shares to them. There are currently no options issued and outstanding under the Executive Share Options Scheme.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 25

Contributed equity (continued)

Details of options over one preferred share outstanding under the News Corporation Share Option Plan as at 14 August, 2002 are as follows:

Number of Options Outstanding	*Exercise Price* $	*Date of Expiration of Options*
4,885,312	4.78 - 11.62	November 2004
25,000	4.57	January 2005
120,000	6.79	June 2005
35,000	7.03	July 2005
39,000	6.33	October 2005
172,500	6.41 - 6.56	December 2005
15,000	6.39	February 2006
100,000	6.61	March 2006
7,672,600	5.17	July 2006
2,542,000	5.82 - 5.83	October 2006
200,000	5.58	November 2006
300,000	5.60	December 2006
275,000	5.67 - 5.70	January 2007
25,000	5.70	March 2007
15,978,692	4.79	August 2007
1,252	7.06	September 2007
109,502	6.09 - 6.20	October 2007
44,000	8.69	April 2008
400,000	10.09	August 2008
2,180,000	9.35	September 2008
14,533,324	7.98 - 8.08	October 2008
15,700	9.01	December 2008
863,300	9.78 - 9.88	January 2009
4,244,525	10.78	March 2009
17,988,750	10.46	September 2009
40,969,288	10.55 - 22.00	November 2009
40,000	13.74	December 2009
96,832	13.01 - 15.43	January 2010
10,600,000	15.86 - 17.75	May 2010
25,968,780	18.15	August 2010
643,600	17.83 - 21.54	October 2010
250,000	17.72 - 17.81	November 2010
783,000	12.68 - 14.08	January 2011
52,000	14.73	March 2011
2,200,000	14.03	August 2011
208,000	11.07 - 11.27	October 2011
38,090,775	12.55	December 2011
250,000	13.06	January 2012
112,000	10.66	March 2012
250,000	8.46	July 2012
193,279,732		

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Parent Entity	
	2002	2001

NOTE 25

Contributed equity (continued)

The following table is a roll forward of options over preferred shares under the News Corporation Share Option Plan:

	2002	2001
On issue at 1 July, 2001 (1 July, 2000)	151,473,276	131,358,091
Issued during the period	51,823,895	32,189,080
Exercised during the period	(3,836,371)	(8,526,827)
Lapsed during the period	(5,943,903)	(3,547,068)
Outstanding at 30 June, 2002 (30 June, 2001)	193,516,897	151,473,276
Issued during the period	250,000	16,000
Exercised during the period	(117,000)	(415,300)
Lapsed during the period	(370,165)	(91,900)
Outstanding at 14 August, 2002 (16 August 2001)	193,279,732	150,982,076

The market value of options issued during the year under this Plan amounted to $235 million. The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions: Australian risk-free interest rate of 4.92%; dividend yield of 1.5%; expected volatility of 33.27%; and expected life of options of 7 years.

All employees of the Company are entitled to participate in the Plan, however the Share Option Committee determines to whom and how many options should be granted in furtherance of the Company's share option plans.

New World /Heritage /Chris-Craft Industries Options

Consequent to the acquisition of New World Communications Group Incorporated, Heritage Media Corporation and Chris-Craft Industries Inc., these Share Option Plans granted participants the right to purchase shares of the Company. At 14 August, 2002, the following options (all of which are fully vested) remain outstanding:

	2002	2001
On issue at 1 July, 2001 (1 July, 2000)	593,843	623,986
Issued during the period	32,954,318	
Exercised during the period	(12,254,790)	(30,143)
Lapsed during the period	(528,093)	
Outstanding at 30 June, 2002 (30 June, 2001)	20,765,278	593,843
Issued during the period		32,954,318
Exercised during the period	(17,219)	(198,182)
Lapsed during the period	(2,401,332)	
Outstanding at 14 August, 2002 (16 August, 2001)	18,346,727	33,349,979
US$ exercise price range	US$1.15 - US$6.36	
Expiration dates	May 2003 - September 2009	

The market value of options issued during the year under this Plan amounted to $230 million, using the same methodology and assumptions used above.

The number of employees who are entitled to participate in the Plan was determined at the date of acquisition of the above companies and no more options will be issued in the future under this plan.

NDS Option Schemes

NDS Group plc ("NDS"), a subsidiary of the Company, has three executive share option schemes: The NDS 1997 Executive Share Option Scheme ("the 1997 scheme"), The NDS 1999 Executive Share Option Scheme ("the 1999 unapproved scheme") and The NDS UK Approved Share Option Scheme ("the 1999 approved scheme"). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in NDS which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Parent Entity	
	2002	2001

NOTE 25

Contributed equity (continued)

The schemes provide for the grant of options to purchase Series A ordinary shares in NDS with a maximum term of 10 years. Options granted under the schemes vest over a four year period. The schemes authorise options to be granted subject to a maximum of 10% of the ordinary shares of NDS on issue at the date of grant. Options granted prior to the Initial Public Offering were granted at the Directors' estimate of the market value of NDS, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on 22 November 1999. Options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the date of grant.

In addition, NDS operates employee share ownership schemes in UK, Israel and USA. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in NDS. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the announcement of the schemes.

The option prices have been determined in US dollars because that is the denomination of the market in which the shares are most easily traded.

Details of options outstanding over one NDS share under these plans as at 14 August, 2002 are as follows:

Number of Options Outstanding	*Exercise price (US$)*	*Date of Expiration of Options*
44,471	34.50	30 April 2003
1,864	36.66	30 April 2003
49,760	34.50	30 October 2004
612,656	8.14	21 May 2007
465,441	8.14	5 April 2008
546,077	9.85	24 March 2009
4,000	9.85	4 May 2009
801,745	20.00	22 November 2009
11,500	43.00	24 January 2010
10,000	20.00	24 January 2010
30,000	66.00	20 February 2010
202,111	56.875	27 April 2010
734,800	60.00	4 December 2010
944,935	21.90	4 October 2011
23,600	16.95	12 March 2012
5,000	11.40	2 June 2012
4,487,960		

	2002	2001
On issue 1 July, 2001 (1, July, 2000)	3,752,943	3,185,700
Issued during the period	1,021,638	949,529
Exercised during the period	(69,878)	(86,816)
Lapsed during the period	(199,135)	(295,470)
Outstanding at 30 June, 2002 (30 June, 2001)	4,505,568	3,752,943
Lapsed during the period	(17,608)	(5,776)
Exercised during the period		(100)
Outstanding at 14 August, 2002 (16 August, 2001)	4,487,960	3,747,067

The market value of the options issued during the year under these plans amounted to US$1 million.

All employees are entitled to participate in the plans, however (with the exception of the employee share ownership schemes which are open to all), management determines to whom and how many options are granted.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 25
Contributed equity (continued)

News International Sharesave Scheme

In October, 1997, shareholders approved the establishment of a sub-plan to The News Corporation Share Option Plan. The U.K. Sub-Plan is a salary sacrifice savings scheme, which was established for the benefit of U.K. resident employees of News International plc, an indirect, wholly owned subsidiary of The News Corporation Limited, to provide those employees with an opportunity to participate in the equity of The News Corporation Limited. The U.K. Sub-Plan involves the grant of options over preferred shares to participating employees. The option entitles holders to call for the delivery to them of these shares upon the maturity of 3, 5 or 7 year savings plans which were implemented in conjunction with the plan. The options have an exercise price which represents a discount of up to 20% of the market price of the shares at the date of the grant of the option. The exercise price is paid by an automatic withdrawal from the participant's saving plan in favour of the Trustee who, on exercise of the option, uses those proceeds to acquire the requisite number of shares and transfer them to the participant. At the date of the employee's election, the options had an exercise price range of STG 2.104 to STG 4.692 per share. As at 30 June, 2002, 6,042,413 options were outstanding under the plan with expiration dates from February, 2002 to February, 2009. As at 30 June, 2001 7,568,084 options were outstanding. During the period 1 July, 2001 to 30 June, 2002 1,926,885 options were exercised, 494,983 lapsed and 896,197 were issued. During the period 1 July, 2002 to 14 August, 2002 42,712 options were exercised and 77,748 lapsed, resulting in 5,921,953 options outstanding.

NOTE 26
Reserves

	Note	Consolidated 2002 A$ million	Consolidated 2001 A$ million	Parent Entity 2002 A$ million	Parent Entity 2001 A$ million
Summary					
Asset revaluation		3,143	3,143	311	311
Foreign exchange fluctuation		4,218	7,237		
Associated entities		(1,010)	519		
		6,351	10,899	311	311
Asset revaluation					
Balance at beginning of year		3,143	3,143	311	311
		3,143	3,143	311	311
Foreign exchange fluctuation					
Balance at beginning of year		7,237	3,865		
Net exchange gain (loss) arising on translation of net assets of controlled entities		(3,019)	3,372		
		4,218	7,237		
Associated entities					
Net loss from associated entities	5	(1,434)	(249)		
Reserve balance at beginning of year		519	(189)		
Dividends and distributions received		(74)	(80)		
Adjustment of conversion rates			(23)		
Additional investment by an associated entity	15	(267)	1,060		
Transfer (to) from retained profits on disposal		246			
Reserve balance at end of year		(1,010)	519		
Attributable to interest in joint venture entities		(463)	(586)		

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Parent Entity 2002	Parent Entity 2001

NOTE 25

Contributed equity (continued)

Details of options outstanding over one ordinary and one half of a preferred share under the News Corporation Share Option Plan as at 14 August, 2002 are as follows:

Number of Ordinary Options Outstanding	*Exercise Price $*	*Date of Expiration of Options*
24,000	6.04	October 2002
2,500	6.71	November 2002
10,000	7.34	February 2003
40,000	7.35	March 2003
20,000	7.50	May 2003
24,000	10.86	October 2003
46,000	10.29	February 2004
120,000	8.29	July 2004
24,000	8.26	October 2004
310,500		

	2002	2001
On issue 1 July, 2001 (1 July, 2000)	310,500	725,950
Exercised during the period		(415,450)
Outstanding at 30 June, 2002 (30 June, 2001)	310,500	310,500
Exercised during the period		
Outstanding at 14 August, 2002 (16 August, 2001)	310,500	310,500

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	A$ million		A$ million	
NOTE 27				
Retained profits				
Retained profits at the beginning of the financial year	10,906	11,691	13,891	11,634
Net profit (loss) attributable to members of the parent entity	(11,962)	(746)	3	2,511
Dividends provided for or paid	(203)	(305)	(151)	(254)
Aggregate amount transferred from reserves	1,260	266		
Retained profits at the end of the financial year	1	10,906	13,743	13,891

NOTE 28

Outside equity interests in controlled entities

	2002	2001
Capital	4,330	4,734
Retained profits	534	319
Reserves	13	2
	4,877	5,055

On 30 March, 2001, the Company's film distribution arrangement with New Millennium Investors, LLC ("New Millenium") expired. The Company acquired the outstanding equity of New Millennium and repaid all of New Millenium's existing debt, resulting in the acquisition of film inventories of US$650 million and elimination of current and non-current payables of US$ 117 million.

Concurrently, the Company entered into a new series of film rights agreements whereby a controlled consolidated entity of the Company, Cornwall Venture LLC ("CVL"), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced by Twentieth Century Fox Film Corporation ("TCF"), a subsidiary of the Company, between 2001 and 2004 (these film rights agreements are collectively referred to as the "New Millenium II Agreement"). CVL is a separate legal entity from the Company and TCF and has separate assets and liabilities. CVL issued a preferred limited liability membership interest ("Preferred Interest") to a third party to fund the film financing, which is presented on the consolidated Statement of Financial Position as outside equity interests in controlled entities. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by CVL from the distribution of each eligible film. Such allocation to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the "Preferred Payments"), based on certain reference rates (generally based on US commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortisation schedule. The Preferred Interest has a preference in the event of a liquidation of CVL equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments. The Company owns the controlling equity interest in CVL. Accordingly, CVL is consolidated as the Company has control over the strategic and operational decisions of CVL and control of all film rights held by CVL.

The net change in Preferred Interest outstanding was US$8 million and US$841 million for the years ended 30 June, 2002 and 2001, respectively. These amounts were comprised of issuances by the Company of additional Preferred Interest under New Millennium II in the amount of $1,165 million (US$657 million) and $259 million (US$ 131 million) and redemptions by the Company of Preferred Interest of $1,150 million (US$649 million) and $83 million (US$42 million) during fiscal year 2002 and 2001, respectively. The original issuance of Preferred Interest was $1,486 million (US$752 million) in fiscal 2001.

At 30 June, 2002, there was $1,507 million (2001 $1,663 million) of Preferred Interest outstanding, which is included in the Statement of Financial Position as outside equity interest in controlled entities, with the Preferred Payments recorded in the Statements of Financial Performance as outside equity interest.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

	Parent Entity	
	2002	2001
	A$ million	

NOTE 28

Outside equity interests in controlled entities (continued)

A Ratings Trigger Event for the above agreement would occur if the Company's debt rating:

(i) (a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case, the Company has not, within ten business days after the occurrence of such event, provided credit enhancement so that the resulting agreement is rated at least BB+ and Ba1, or

(ii) (a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than US$25 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur, then (a) no new films will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable. During the year ended 30 June, 2002, no Ratings Trigger Event had occurred. If a Ratings Trigger Event were to occur, then $754 million (US$425 million) (or approximately 50% of the outstanding balance at 30 June, 2002) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to CVL.

NOTE 29

Contingent liabilities

	2002	2001
Guarantees given by the parent entity in respect of controlled and associated entities:		
Borrowings	15,441	18,805
Film Distribution Agreements	1,507	1,663

Under terms of deeds of indemnity, any deficiency of funds if any Australian wholly owned controlled entity is wound up, will be met by the parent entity.

Other Liabilities

(a) Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. ("Rainbow") (a subsidiary of Cablevision Systems Corporation) ("Cablevision") and Fox Sports Net, Inc. ("Fox Sports Net") (a subsidiary of the Company) formed Regional Programming Partners ("RPP") to hold various programming interests in connection with the operation of certain Regional Sports Networks ("RSNs"). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers National Hochey League franchise, and the New York Knickerbockers National Basketball Association franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed US$850 million in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net's interests in RPP. The buyout price will be the greater of (i) (a) US$2.125 billion, increased by capital contributions and decreased by capital distributions, times Fox Sports Net's interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net's interest in RPP. Consideration will be, at Rainbow's option, in the form of cash or a three-year note with an interest rate of prime plus 1/2%. In addition, for 30 days following December 18, 2002 and during certain periods thereafter, so long as RPP has not commenced an initial public offering of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow's option, either (i) purchase all of its interests in RPP or (ii) consummate an initial public offering of RPP's

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 29
Contingent liabilities (continued)

securities. The purchase price will be the fair market value of Fox Sports Net's interest in RPP and the consideration will be, at Rainbow's option, in the form of marketable securities of certain affiliated companies of Rainbow or a three year note with an interest rate of prime plus 1/2%.

In connection with the Rainbow Transaction, Rainbow and Fox Sports Net formed National Sports Partners ("NSP") in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net ("FSN"), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners ("NAP"), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following December 18, 2002 and during certain periods thereafter, so long as NSP and NAP have not commenced an initial public offering of its securities, Rainbow has the right to cause Fox Sports to, at Fox Sports' option, either (i) purchase all of Rainbow's interests in NSP and NAP, or (ii) consummate an initial public offering of NSP's and NAP's securities. The purchase price will be the fair market value of Rainbow's interest in NSP and NAP and the consideration will be, at Fox Sports Net's option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus 1/2%.

(b) Other

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at 30 June, 2002 cannot be ascertained, and the parent entity believes that any resulting liability would not materially affect the financial position of the Company.

Income tax would arise if certain fixed assets, investments and publishing rights, titles and television licences were disposed. As there is no present intention to dispose of any of these assets, the Directors believe it would be misleading to record any amount against this contingency.

During 2000, the Company sold all of its interest in Ansett Worldwide Aviation Services ("AWAS"). Following the sale, the Company received an indemnity from the acquirer of its interest in AWAS against the contingent liability for guarantees of certain leveraged lease transations. These guarantees total $nil (2001 $322 million) at 30 June, 2002 as the liabilities were fully satisfied during the year at no cost to the Company.

In November, 2001, the collective bargaining agreement between Major League Baseball ("MLB") and the MLB Players Association ("MLBPA") expired. MLB and the MLBPA are currently discussing several proposals, yet no agreement has been finalised. The possibility of a labour stoppage exists in the absence of a new agreement. A labour stoppage could have a material adverse effect on the revenues and operating profits of the Television and Cable Network Programming segments.

Under the licence agreement with MLB, in the event of an MLB work stoppage, the Company must continue to pay licence fees to MLB as scheduled under those agreements. Licence fees paid for cancelled games are credited to the Company on 31 October following the end of the work stoppage. The Company is also entitled to licence fee credits over future years for certain expenses it incurs and certain revenues it does not receive as a result of the work stoppage. However, even after consideration of the licence fee credits, the Company's assessment of the recoverability of the costs associated with its MLB licence agreement could result in a material charge.

The Television and Cable Network Programming segments would be impacted by a work stoppage through a reduction in revenues associated with the broadcast of both national and local MLB games on both cable and free to air television. To mitigate these potential revenue losses from cancelled MLB games, the Company would broadcast alternative programming. In addition, the Los Angeles Dodgers' lost revenue contribution would directly impact the results of the Cable Network Programming segment.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 30
Commitments

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarises the Company's material firm commitments at 30 June, 2002 and the timing and effect that such obligations are expected to have on the Company's liquidity and cash flow in future periods.

		A$ million Payments Due by Period				
	Note	Total	1 year	2-3 years	4-5 years	After 5 years
Contracts for Capital Expenditure						
Buildings		16	16			
Plant and machinery		149	127	18	3	1
		165	143	18	3	1
Operating Leases (a)						
Land and buildings		3,674	284	505	440	2,445
Plant and machinery		127	48	49	22	8
		3,801	332	554	462	2,453
Other commitments						
Unsecured loans payable	23	15,291	1,799	887		12,605
Term loans	23	150	57	93		
Exchangeable preferred securities	24	1,690				1,690
New Millenium II Preferred Interest	28	1,507	1,021	424	62	
News America Marketing (b)		145	59	80	6	
Major League Baseball (c)		3,537	592	1,356	1,589	
National Football League (d)		5,107	1,020	2,642	1,445	
National Association of Stock Car Auto Racing (e)		2,873	356	879	950	688
Cricket (f)		729	174	149	406	
Commitment for purchase of TV Station (g)		754	754			
Other programming commitments (h)		7,076	1,573	1,554	1,196	2,753
Other obligations		1,613	452	653	175	333
		40,472	7,857	8,717	5,829	18,069
Total commitments, borrowings and contractual obligations		44,438	8,332	9,289	6,294	20,523

The Company also has certain contractual arrangements in relation to certain associates that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that timeframe.

	A$ million Amount of Commitment Expiration Per Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
FOXTEL (i)	104	6	12	12	74
STAR (j)	153	77	76		
Transponder leases guarantees (k)	675	55	110	104	406
	932	138	198	116	480

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 23
Interest bearing liabilities (continued)

g) In June, 2002, the Company and Fox Sports Networks, LLC, an indirect subsidiary of the Company, irrevocably called for redemption of all outstanding 8.875% Senior Notes and the 9.75% Senior Discounted Notes. The Company recognised a loss of $80 million (US$41.9 million) on the irrevocable early extinguishment of the debt, which is included within Other expense in the Statement of Financial Performance at 30 June, 2002. The terms include covenants that, among other things, limit the incurrence of additional debt by Fox Sports and distributions to partners.

h) In March, 2002, the Company offered to purchase for cash any and all of its outstanding US$500 million aggregate principal amount of 8 5/8% Senior Notes due 2003. Approximately 92% of these Notes were tendered and accepted for payment. The Company recognised a loss of $47 million (US$24.4 million) on the early extinguishment of debt which is included within Other Expense in the Statement of Financial Performance.

Foreign Exchange Swaps

The Company has entered into a foreign currency swap, whereby the Company has received JPY 26.52 billion in exchange for US$240 million (at an initial exchange rate of 110.50). The fair value of this swap is US$46 million. Each year on 1 April and 1 October, the Company will receive interest in US dollars at a fixed rate of 7.43% of the initial principal and in return, will pay interest in yen on the JPY 26.52 billion, at the six month JPY LIBOR plus 0.37% (six month JPY LIBOR was 0.02% at 30 June, 2002). The termination date of this swap is 2 October, 2006.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 23

Interest bearing liabilities (continued)

	Consolidated 2002	2001
	A$ million	
Aggregate maturities of loans payable:		
Not later than one year	1,799	
Later than one year not later than five years	887	2,315
Later than five years	12,605	16,277
	15,291	18,592

Fair value of interest bearing liabilities in aggregate amounts to $15,527 million.

a) The terms include covenants which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred.

b) The terms include covenants which, among other things, restrict secured indebtedness to 10% of tangible assets. Redemption may occur, at the option of the holders, at 101% of the principal amount in certain circumstances where a change of control is deemed to have occurred.

c) These notes were issued by Heritage Media Corporation, an indirect subsidiary of The News Corporation Limited, and pay interest semi-annually at a rate of 8.75% per annum. These notes were fully repaid during the current financial year.

d) The senior debentures can be redeemed, at the option of the Company, on or after 15 October, 2002 at specified premiums. Pursuant to an offer to noteholders, a substantial portion of these notes were redeemed during the current year. The Company recognised a loss of $64 million (US$33.5 million) on the early extinguishment of debt, which is included within Other Expenses in the Statement of Financial Performance. It is the Company's current intention to redeem the remaining debentures within the next 12 months and as such the remaining debentures have been classified as current.

e) The notes pay no interest, however, the aggregate principal amount at maturity of US$1,515 million represents a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into shares or ADRs of The News Corporation Limited or, at the option of the Company, the cash equivalent thereof at a fixed exchange rate of 48.5932 preferred shares per US$1,000 note. The notes are redeemable at the option of the holders on certain dates at specified redemption values. The Company, at its election, may satisfy the redemption amounts in cash, ADRs or any combination thereof. The Company can redeem the notes in cash at any time on or after 28 February, 2006 at specified redemption values. The notes were recorded at a discount and are being accreted using the effective interest rate method.

f) In May 1998, the Company issued 6.703% Mandatory Par Put Remarketed Securities ("MOPPrS") due 21 May, 2034. In connection with the issuance of MOPPrS, the Company entered into a remarketing agreement dated as on 21 May, 1998 (the "Remarketing Agreement"), with the remarketing dealer named therein (the "Remarketing Dealer"), pursuant to which the MOPPrS are subject to mandatory tender in favour of the Remarketing Dealer on 21 May, 2004 (the "Remarketing Date"), for a purchase price equal to 100% of the principal amount of the outstanding MOPPrS. Upon the Remarketing Dealer's election to remarket the MOPPrS, the interest rate to the 21 May, 2034 maturity date of the MOPPrS will be adjusted to reach the sum of 5.958% plus the applicable spread (as defined in the Remarketing Agreement). In the event the Remarketing Dealer does not elect to remarket the MOPPrS, they will mature on the Remarketing Date.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 30

Commitments (continued)

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through 2016. In addition the Company leases various printing plants which expire at various dates through 2094.

(b) News America Marketing ("NAM"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers. The retailers share in a portion of NAM's revenue generated from advertising and promotion programs.

(c) The Company's six-year contract with Major League Baseball ("MLB") grants the Company rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately US$1,995 million as of 30 June, 2002 before sublicence fees are considered. For the duration of the term of its contracts with MLB, the Company has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicence fee aggregating US$590 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicence.

(d) Under the Company's eight-year contract with the National Football League through 2006, which contains certain termination clauses, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately US$2,880 million as of 30 June, 2002, and are payable over the remaining five year term of the contract assuming no early terminations.

(e) The Company's contracts with the National Association of Stock Car Auto Racing ("NASCAR"), which contain certain termination clauses, gives the Company rights to broadcast certain NASCAR races through fiscal year 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing Speed Channel through fiscal year 2013. The remaining future minimum payments aggregated approximately US$1.6 billion as of 30 June, 2002, and are payable over the terms assuming no early terminations.

(f) The Company has acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council ("ICC") cricket events for a minimum guarantee of US$550 million through fiscal year 2008. The Company has guaranteed this contract and has been granted the first right of refusal and the last right to match for the broadcast rights in their respective territories. As of 30 June, 2002, the remaining minimum guarantee is US$411 million over the remaining term.

(g) In June, 2002, the Company entered into an agreement to acquire WPWR-TV in Chicago from Newsweb Corporation for US$425 million. The acquisition is subject to customary regulatory approval and is expected to close in the first quarter of fiscal year 2003.

(h) The Company's minimum commitments and guarantees under certain other programming, players, licensing and other agreements aggregated approximately US$3,991 million at 30 June, 2002, which are payable principally over a five year period.

(i) The News Corporation Limited, Telstra Corporation Limited ("Telstra") and Publishing & Broadcasting Limited ("PBL") are participants in a partnership known as FOXTEL, which has established a Pay TV operation in Australia. FOXTEL, The News Corporation Limited, Telstra and PBL have entered into long-term channel supply agreements with various parties for exclusive rights to their programming. The agreements prescribe payments of approximately US$236 million, for future programming based on subscriber numbers subject to a minimum annual payment. The News Corporation Limited has guaranteed its 25% share of the guaranteed minimum program payments.

(j) The News Corporation Limited has guaranteed certain sports rights contracts for certain associated entities of the STAR Group Limited. The aggregate of the guarantees is approximately US$87 million and extend to May 2004.

(k) The News Corporation Limited has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees is approximately US$355 million and extends to 2019.

As at 30 June, 2001 the Company had commitments of $30.7 billion mainly relating to commitments to broadcast television programs. Of these commitments $5.6 billion was payable within one year, $16.2 billion was payable between 2 and 5 years and $8.9 billion was payable after 5 years.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 31
Superannuation commitments

The Company participates in more than 70 pension plans covering substantially all employees. The Company has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Australian and Asian plans include both contributory and non-contributory defined benefit plans and non-contributory accumulation plans. The plans of the United Kingdom controlled entities include both contributory accumulation plans, contributory and non-contributory defined benefit pension plans covering all employees, while the plans of the United States controlled entities include both defined benefit pension plans and non-contributory and contributory accumulation plans covering all employees not covered by union administered plans. Accumulated plan benefits and plan net assets for the Company's defined benefit plans as at 30 June, 2002 are as follows:

	Plans where: Assets Exceed Projected Benefits A$ million	Projected Benefits Exceed Assets A$ million	Total A$ million
Actuarial present value of accumulated benefit obligations			
Vested	472	1,521	1,993
Non-vested	1	2	3
Total accumulated benefit obligation	473	1,523	1,996
Effect of projected future salary increases	1	139	140
Total projected benefit obligations	474	1,662	2,136
Plan assets at market value	573	1,095	1,668
Plan assets in excess of (less than) projected benefit obligations	99	(567)	(468)

The weighted average accrued discount rates used in determining the actuarial present value of accumulated plan benefits ranged from 6.0% to 7.0%. The Company believes that these discount rates are representative of the prevailing long term interest rates existing at 30 June, 2002. Additionally, salary increase assumptions ranged from 3.5% to 5.5% and investment return assumptions ranged from 7.0% to 9.0%. Assets of the plans are invested primarily in managed funds which invest primarily in a combination of equity and fixed income investments.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 31

Superannuation commitments

Details of the major plans in which the Company participates are:

Name of Fund	Type of Benefit	Company Contribution Obligations	Actuarial Assessment Date	Actuarial Assessment By
Australia				
NewsSuper	Defined benefit and defined contribution	As required to fund defined benefit	1 July, 2002	William M Mercer Pty Limited
News Employees Superannuation Trust	Defined benefit and defined contribution	As required to fund defined benefit	1 July, 2002	William M Mercer Pty Limited
News Limited Group Superannuation Fund	Defined contribution	8% of members' salaries	Not applicable	
Hong Kong				
Star Provident Fund	Non-contributory and defined contribution	10% of base salary	Not applicable	
Star Mandatory Provident Fund	Contributory and defined contribution	5% of members' relevant monthly income	Not applicable	
United Kingdom				
News International plc Pension and Life Assurance Plan for Senior Executives	Non-contributory and defined benefit	As required to fund defined benefit	1 July, 2000	William M Mercer Limited
News International Pension Plan	Contributory and defined contribution	8% of members' basic pay	1 October, 2001	William M Mercer Limited
HarperCollins Pension & Life Assurance Scheme	Contributory and defined benefit	As required to fund defined benefit	31 March, 2000	Watson/Wyatt Consultants & Actuaries
HarperCollins Executive Pension & Life Assurance Scheme	Contributory and defined benefit	As required to fund defined benefit	31 March, 2000	Watson/Wyatt Consultants & Actuaries
Digimedia Vision Pension and Life Assurance Plan	Contributory and defined benefit	As required to defined benefit	1 December, 2001	William M Mercer Limited
United States				
News America, Inc. Employees' Pension and Retirement Plan	Non-contributory defined benefit	As required to fund defined benefit	1 January, 2002	Consulting Actuaries International Inc.
Fox Pension Plan	Non-contributory defined benefit	As required to fund defined benefit	1 January, 2002	Buck Consultants
Fox Investment Plan (401(k) Plan)	Contributory defined contribution	The Company matches up to 3% of eligible compensation	Not applicable	
Pension Plan for Union Employees of Fox Television Stations, Inc.	Contributory defined benefit	As required to fund defined benefit plus voluntary member contributions	1 January, 2002	Buck Consultants
Los Angeles Dodgers' Pension Plan	Non-contributory defined benefit	As required to fund the benefit	1 January, 2002	The Epler Company
Los Angeles Dodgers' Savings Plan (401(k) Plan)	Frozen contributory defined contribution	No contributions - frozen plan	Not applicable	
The HarperCollins Retirement Plan	Non-contributory defined accumulation	From 1% to 14% of members' gross wages	Not applicable	
News America, Inc. Savings Plan	Contributory and defined contribution	The Company matches up to 3% of eligible compensation	Not applicable	

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 32
Related party disclosure

Directors in office during the past two financial years

K R Murdoch AC	A S B Knight	
G C Bible	G J Kraehe	appointed January 2001
C Carey	J R Murdoch	appointed December 2000
P Chernin	L K Murdoch	
K E Cowley AO	T J Perkins	
D F DeVoe	B C Roberts Jr.	resigned August 2002
R Eddington	S S Shuman	
J A M Erkko KBE	A M Siskind	

Shares and options held by Directors

The relevant interest of each Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange Limited in accordance with section 235(1) of the Corporations Act 2001, at 30 June, 2002 is as follows:

	The News Corporation Limited				Fox Entertainment Group
	Ordinary	Preferred Limited Voting	Ordinary Share Options	Preferred Limited Voting Ordinary Share Options	Ordinary Shares
K R Murdoch AC*	31,839	8,536		24,000,000	5,000
G C Bible				48,000	
C Carey				5,300,000	5,000
P Chernin				17,275,000	4,444
K E Cowley AO		50,346		184,000	
D F DeVoe				3,190,000	4,000
R Eddington				885,000	
J A M Erkko KBE	24,000	30,000		66,000	
A S B Knight**	339,348	400,000		60,000	
G J Kraehe	5,105			12,000	
J R Murdoch	3,278	1,678		842,352	
L K Murdoch	11,702	895		3,300,000	
T J Perkins	23,672			60,000	
B C Roberts Jr.				36,000	
S S Shuman	121,993	641,031	24,000	96,000	
A M Siskind	27,871	50,143		3,660,000	4,000
As at 30 June, 2002	588,808	1,182,629	24,000	59,014,352	22,444
As at 30 June, 2001	1,713,848	1,182,229	24,000	56,706,352	22,444

There have been no changes to the relevant interests of Directors between 30 June, 2002 and the date of this report.

* K R Murdoch additionally is deemed to have a relevant interest in shares by reason of his beneficial and trustee interests in Cruden Investments Pty. Limited, a substantial shareholder, and may also be entitled (as defined in the Corporations Act (2001)), to shares by reason of his connection with Kayarem Pty. Limited, which has a relevant interest in an additional 17,316,951 ordinary shares and 8,785,910 preferred limited voting ordinary shares.

** A S B Knight is deemed to have an interest by reason of his beneficial interest in a settlement, the trustees of which are Royal Bank of Canada Trustees Limited and Blomfield Trustees (Jersey) Limited.

Other than disclosed elsewhere in this note, since the end of the previous financial year no Director of the Company has received, or become entitled to receive, a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which they are a member or with a company in which they have a substantial financial interest.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 32

Related party disclosure (continued)

	Consolidated	
	2002	2001
Share and option transactions with Directors and Director related entities		
Shares and options acquired from the entity during the year:		
Ordinary shares	1,067,997	1,032,726
Preferred limited voting ordinary shares	284,752	1,297,746
Preferred limited voting ordinary share options	2,308,000	2,516,000

The exercising of options and the acquisition and disposal of shares were made on terms and conditions no more favourable than those offered to other share and option holders.

Other Director transactions

Directors of the Company and Directors of its related parties, or their director-related entities, conduct transactions with entities within the Company that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or director related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of the financial statements.

The Company has advanced US$1 million to C. Carey a Director of the parent entity, in connection with the Director's relocation. This loan is repayable on or before 19 January, 2005.

During the year there were transactions between the Company and Queensland Press Pty. Limited. Queensland Press Pty. Limited is controlled by Cruden Investments Pty. Limited in which K R Murdoch, by reason of his beneficial and trustee interest, may be deemed to have an interest. The net value of these transactions was $62,408,000 (2001 $62,432,000). Details of these transactions are outlined below.

	A$'000	A$'000
Transactions with Queensland Press Pty. Limited		
Loan receivable from Queensland Press Pty. Limited (a)	170,000	170,000
Funds on deposit (b)	(30,500)	(19,000)
Acting as agent for the purchase of newsprint	76,150	75,372
Provision of editorial, advertising and other resources	3,554	3,892
Provision of printing and distribution facilities	(22,092)	(21,442)
Provision of printed matter	4,796	4,610
	62,408	62,432
Transactions with other associated entities		
The Company conducts transactions with assocated entities on arm's length basis under normal terms and conditions, no more favourable than those offered to others.		
Sale of programming inventory	309,105	258,892
Provision of broadcasting systems	205,884	240,715
Provision of channel compilation and uplink services	30,420	25,837
Lease of transponder capacity	17,424	16,797
Provision of administrative services	14,199	5,985
Sale of advertising	6,752	57,749
Purchase of advertising	(14,963)	
Sale of telephony services	93,226	85,539

(a) The Company has provided Queensland Press Pty. Limited with a subordinated and unsecured loan facility in the amount of $170 million. This loan is included in investments in associated entities in Note 15. Interest is payable on this loan at the rate of 90 day Bank Bill Swap Rate plus 0.6%. In the year to 30 June, 2002, the Company recorded income of $10 million (2001 $12 million) on this loan which is included in interest income from associated companies in Note 4.

(b) Queensland Press Pty. Limited places funds on deposit with News Limited, a wholly owned subsidiary of the Company. News Limited places these funds on deposit on the money market and returns any interest earned thereon to Queensland Press Pty. Limited. The funds on deposit are included within investments in associated entities in Note 15.

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities

Company	Country of Incorporation
THE NEWS CORPORATION LIMITED #	Aust
A.C.N. 000 024 028 Pty. Limited ^	Aust
A.N. Investments Pty. Limited #	Aust
Access Securities Pty. Limited #	Aust
Adelaide Rams Pty. Limited	Aust
Advertiser Newspapers Limited #	Aust
Advertiser-News Weekend Publishing Company Pty. Limited #	Aust
AH SO Pty. Limited	Aust
Allied Press Pty. Limited**	PNG
ALW Pty. Limited #	Aust
Australian Indoor Tennis Championships Pty. Limited ^	Aust
Australian News Network Pty. Limited #	Aust
Ayr Newspapers Pty. Limited #	Aust
B.B.A.C. Pty. Limited #	Aust
BB Sports Pty. Limited #	Aust
Binni Pty. Limited #	Aust
Bookcraft Printing Pty. Limited	Aust
Cable Media Investment Pty. Limited	Aust
Careerone Pty. Limited	Aust
Careerone Services Pty. Limited	Aust
Central Coast Publications Pty. Limited #	Aust
Control Investments Pty. Limited #	Aust
Cowboys Rugby League Football Limited	Aust
Cumberland Printers Pty. Limited #	Aust
Davies Brothers Limited #	Aust
EP Securities Pty. Limited	Aust
F.T.H. Properties Limited**	Fiji
Festival Allied International Trading House Pty. Limited #	Aust
Festival Books and Associates Limited**	Hong Kong
Festival Music Pty. Limited #	Aust
Festival Records (NZ) Ltd**	NZ
Festival Records Pty. Limited #	Aust
Fiji Times Limited**	Fiji
Flying Nun Records (Australia) Pty. Limited #	Aust
Flying Nun Records Limited**	NZ
GoFish Online Services Pty. Limited	Aust
HarperCollins B.V.	Netherlands
HWT (N.S.W.) Pty. Limited #	Aust
Larrikin Entertainment Pty. Limited	Aust
Leader Associated Newspapers Pty. Limited #	Aust
Leader Media Group Pty. Limited #	Aust
Leteno Pty. Limited	Aust
Lisrich Pty. Limited #	Aust
Lower Burdekin Newspaper Company Pty. Limited #	Aust
Melodian Records Pty. Limited #	Aust
Messenger Press Pty. Limited #	Aust
Mirror Newspapers Limited #	Aust
Mushroom Assets Pty. Limited #	Aust
Mushroom Distribution Services Pty. Limited #	Aust
Mushroom Multi Media Pty. Limited #	Aust
Mushroom Records International B.V.	Netherlands
Mushroom Records Pty. Limited #	Aust
N.Q.N. Investments Pty. Limited #	Aust
National Rugby League Investments Pty. Limited	Aust
Nationwide News Pty. Limited #	Aust
Nationwide Newspapers Pty. Limited #	Aust
News Broadcasting Australia Pty. Limited	Aust
News Cayman Limited	Cayman Islands
News Classifieds Network (NCN) Pty. Limited #	Aust
News Connect Pty. Limited #	Aust
News Group Holdings Pty. Limited #	Aust
News Holdings (NZ) Limited**	NZ
News Interactive Pty. Limited #	Aust
News Limited #	Aust
News Magazines Operations Pty. Limited	Aust
News Magazines Pty. Limited	Aust
News Netherlands B.V.	Netherlands
News NT Investments Limited #	Aust
News Pay TV Pty. Limited	Aust
News Securities B.V.	Netherlands
News Sports Programming Pty. Limited #	Aust
News TV Magazines Pty. Limited	Aust
News U.S. Holdings Pty. Limited #	Aust
Newscorp Cayman Islands Limited	Cayman Islands
Newscorp Music Pty. Limited #	Aust
Newscorp Overseas Limited	Cayman Islands
Pacific Publications (Fiji) Limited**	Fiji
Perth Print Pty. Limited #	Aust
Picture This Records Pty. Limited #	Aust
Radmar Pty. Limited #	Aust
Reef League Pty. Limited	Aust
Rosella Music Pty. Limited	Aust
Rugby International Pty. Limited #	Aust
Sparad (No 9) Pty. Limited #	Aust
Sports Online Pty. Limited #	Aust

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation
SRC Holdings Limited	Cayman Islands
Standard Newspapers Limited #	Aust
Star China Investment (No. 1) Limited	BVI
Super League Pty. Limited	Aust
Tejeku Pty. Limited #	Aust
Television Broadcasters Investments Pty. Limited	Aust
Terrace Investments Pty. Limited #	Aust
Thanatos Pty. Limited	Aust
The Herald and Weekly Times Limited #	Aust
The North Queensland Newspaper Company Limited #	Aust
The Sydney Suburban Newspaper Company Pty. Limited #	Aust
T-Net Online Pty. Limited #	Aust
Townsville Young Guns Limited	Aust
United Media Pty. Limited #	Aust
Wespre Limited #	Aust
Winston Investments Pty. Limited ^	Aust
NEWS PUBLISHERS HOLDINGS PTY. LIMITED #	Aust
News Cayman 2000 Limited	Cayman Islands
News Cayman DTH (Mexico) Limited	Cayman Islands
News Cayman DTH Limited	Cayman Islands
News Cayman Holdings Limited	Cayman Islands
Newscorp Cayman International Limited	Cayman Islands
News DTH (Latin America) Investments Limited	Cayman Islands
News DTH (Mexico) Investments Limited	Cayman Islands
News DTH do Brasil Comercios & Paticipacoes	Brazil
News DTH Investment Limited	Cayman Islands
News Finance (Cayman) Limited	Cayman Islands
News Finance Pty.	Aust
News Printing Limited**	Hong Kong
News Publishers Investments Pty. Limited #	Aust
News Regional Sports Holdings Limited	Cayman Islands
News Regional Sports Member Limited	Cayman Islands
SmartSource Marketing Pty. Limited	Cayman Islands
STAR GROUP LIMITED	Cayman Islands
21st Century Holdings Limited	Hong Kong
Acetic Investments Limited	Mauritius
All Satellite T.V. Equipment Company Limited	Hong Kong
All Satellite TV Equipment Co Limited	BVI
Anurak Investments Limited	Mauritius
Asia Productions Limited	Mauritius
Asian Broadcasting FZE	UAE
Asian Music Corporation Limited	BVI
Best Alliance Profits Limited	BVI
Buzzer Investments Limited	Mauritius
Cable Technology Asia Corporation	Philippines
Crombie International Limited	Mauritius
Digital Star Company Limited	Cayman Islands
Dimples Investments Limited	BVI
Edgecliff Investments Limited	Mauritius
EL Television Limited	BVI
Fieldmouse Production, Inc.	USA
Fortune Star Pictures (HK) Limited	Hong Kong
Fortune Star Pictures (UK) Limited	UK
Fortune Star Entertainment Limited	BVI
Fruition Goal Limited	BVI
Hong Kong DTV Company Limited	Hong Kong
Indian Region Broadcasting Limited	Hong Kong
International Global Networks B.V.	Netherlands
Invicom Limited	Ireland
Kushmore Profits Limited	BVI
Livewire Programme & Trading Co. Private Limited	India
Mandarin-Media Assets Limited	BVI
Maximum Marks Limited	Hong Kong
Media Assets (Cayman) Limited	Cayman Islands
Media Consultancy YH	Korea
Moonglow International Limited	BVI
Mulberry Investments Limited	Mauritius
New Found International Limited	BVI
News Communications Hong Kong	Hong Kong
News Corporation (China) Limited	Hong Kong
News Finance HK Limited	Hong Kong
News PD Investments (BVI) Limited	BVI
Pine Hill Investments Private Limited	Mauritius
Precision Components Private Limited	India
PT Senturi Duapuluh Satu	Indonesia
Quazar Investments (Mauritius) Limited	Mauritius
Riddle Investments Limited	Mauritius
Satellite Television Asian Region B.V.	Netherlands
Satellite Television Asian Region Limited	Hong Kong
SGL Entertainment Limited	BVI
Shining Profits Limited	BVI
Sky Hill Enterprises Limited	Hong Kong
Spanish Investments Limited	Mauritius
Star (China) Limited	BVI

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation
Star (Middle East) Limited	BVI
Star (Taiwan) Limited	BVI
Star Alfaro Limited	Cayman Islands
Star Asian Movies Limited	BVI
Star Baazee Investment Limited	BVI
Star Daroca Limited	Cayman Islands
Star DTH (No. 1) Co. Limited	Mauritius
Star EKCS Cable Holding Company Limited	Cayman Islands
Star Encryption Networks Limited	Cayman Islands
Star India Private Limited	India
Star Indiaproperties Investment Limited	BVI
Star International Movies Limited	BVI
Star Investment Company Limited by shares	Taiwan
Star ISP Limited	Mauritius
Star Motilla Limited	Cayman Islands
Star Regional (SEA) Pte. Limited	Singapore
Star Television Advertising Limited	BVI
Star Television Asia Limited	BVI
Star Television Entertainment Limited	BVI
Star Television Holdings Limited	BVI
Star Television News Limited	BVI
Star Television Oriental Limited	BVI
Star Television Productions Limited	BVI
Star Television Technical Services Limited	BVI
Star TV (Nominees) Limited	Hong Kong
Star TV Filmed Entertainment (HK) Limited	Hong Kong
Star TV Filmed Entertainment Limited	BVI
Star Villena Limited	Cayman Islands
Star Zafra Limited	Cayman Islands
Starfish International Private Limited	Mauritius
Star-Travel.com Limited	BVI
STARTV ATC Holding Limited	BVI
STARTV.COM (BVI) Limited	BVI
STARTV.COM Holdings Limited	Bermuda
Starvision Hong Kong Limited	Hong Kong
Success Echo Limited	BVI
Superfair Development Limited	Hong Kong
SVJ Holding Limited	Mauritius
Yarraton Limited	BVI
NEWSCORP INVESTMENTS	UK
Admacroft Limited	UK
Applied Decision Systems Limited	UK

Company	Country of Incorporation
Broadsystem Limited	UK
Broadsystem Ventures Limited	UK
BSkyB Holdco, Inc.	USA
Canterpath Investments Limited	UK
Canterpath Limited	UK
Centrecore Limited	UK
Convoys (London Wharves) Limited	UK
Convoys Limited	UK
Convoys Pension Trustees Limited	UK
Convoys Transport Limited	UK
CRAIB Limited	Ireland
Crescent Wharves Limited	UK
Delphi Internet Limited	UK
Deptford Cargo Handling Services Limited	UK
e-partners Capital Limited	UK
e-partners Limited	UK
Eric Bemrose Limited	UK
Eric Bemrose Staff Pension Trustees Limited	UK
Eric Bemrose Works Pension Trustees Limited	UK
eVest Limited	UK
Festival Records International Limited	UK
Fiori Limited	UK
Firedup.com Limited	UK
Flying Nun (UK) Limited	UK
HDM Worboys Limited	UK
Homeground Marketing Limited	UK
iLoan Limited	UK
Indian Region Broadcasting Limited	UK
Infectious Records Limited	UK
Integrated Solutions Development Limited	UK
IVEST Limited	UK
KIP Limited	UK
Learnfree Limited	UK
Lyntress Limited	UK
Media Debt Collections Limited	UK
Murdoch Magazines (UK) Limited	UK
Mushroom Records (UK) Limited	UK
NDS Holdco, Inc.	USA
News (UK) Limited	UK
News 2020 Limited	UK
News 2021 Limited	UK
News 2022 Limited	UK
News 2023 Limited	UK

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation
News 2024 Limited	UK
News Advertising Sales, Incorporated	USA
News America DTH Techco, Inc.	USA
News Collins Holdings Limited	UK
News Collins Limited	UK
News Corp Europe Limited	UK
News Corp Europe S.r.l.	Italy
News Financial Services Limited	Cayman Islands
News German Television Holdings GmbH	Germany
News Group Newspapers Limited	UK
News International (Advertisements) Limited	UK
News International Associated Services Limited	UK
News International Distribution Limited	UK
News International Newspapers (Knowsley) Limited	UK
News International Newspapers (Scotland) Limited	UK
News International Newspapers Limited	UK
News International Pension Trustees Limited	UK
News International plc	UK
News International Supply Company Limited	UK
News International Television Investment Company Limited	UK
News International Television Limited	UK
News Investments UK Limited	USA
News Japan Programming Services Limited	UK
News Magazines Holdings Limited	UK
News NCH	UK
News Network Holdings Limited	UK
News Network Limited	UK
News Notes Limited	UK
News of the World Limited	UK
News Omnimedia Limited	UK
News Outdoor Limited	UK
News Promotions Limited	UK
News Property One Limited	UK
News Property Two Limited	UK
News Publishers Limited	Bermuda
News Retail Services Limited	UK
News Telemedia Europe Limited	UK
News Television B.V.	Netherlands
News Television Japan	UK
News Television Limited	UK
News Times Holdings Limited	UK
News UK Nominees Limited	UK
Newscorp Finance Limited	Cayman Islands
Newscorp Finance N.V.	Netherlands Antilles
Newscorp Japan Holdings B.V.	Netherlands
Newscorp Japan Investments B.V.	Netherlands
Newscorp Netherlands Antilles N.V.	Netherlands Antilles
Newscorp Preference Limited	Cayman Islands
NGN Editorial Pension Trustees Limited	UK
NGN Executive Pension Trustees Limited	UK
NGN Staff Pension Trustees Limited	UK
NI Radio Limited	UK
NI Syndication Limited	UK
NJHBV Holdco, Inc.	USA
Nursery World Limited	UK
Ordinto Investments	UK
Salcombe Securities Limited	UK
Satellite Marketing and Advertising Limited	UK
SBUKV Management Limited	UK
SESLA, Inc.	USA
Sky Channel Limited	UK
Sky Global Holdings, Inc.	USA
Sky Global Networks, Inc.	USA
Sky Global Operations, Inc.	USA
Sky Global Services, Inc.	USA
Sky Investments U.K., Inc.	USA
Star Advertising Sales Limited	UK
The News Corporation Limited Japan	Japan
The Sun Limited	UK
The Sunday Times Limited	UK
The Times Educational Supplement Limited	UK
The Times Higher Educational Supplement Limited	UK
The Times Limited	UK
The Times Literary Supplement Limited	UK
The Times Network Systems Limited	UK
The Times Pension Trusts Limited	UK
Times Crosswords Limited	UK
Times Newspapers Holdings Limited	UK
Times Newspapers Limited	UK
Times Newspapers Production Company Limited	UK
TNL Pension Trustees Limited	UK
Tower Trustees Limited	UK
TSL Education Limited	UK
TVGH Holdco, Inc.	USA
Virginia Three Limited	UK
Virginia Two Limited	UK

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation
Welling Storage Limited	UK
Worldwide Learning Limited	UK
HARPERCOLLINS PUBLISHERS INC.	USA
Editora Harper & Row de Brazil Ltda.	Brazil
Editora Vida Ltda.	Brazil
The Zondervan Corporation	USA
Vida Publishers, Inc.	USA
Zondervan (republica Dominicana) S.A	Dominican Republic
Zondervan International, Inc.	USVI
HARPERCOLLINS (UK)	UK
Bartholomew Limited	UK
Cobuild Limited	UK
Collins Desktop Publishing Limited	NZ
Dolphin Bookclub Limited	UK
Dovcom Nominees Pty. Limited	Aust
Dove Communications Trust	Aust
Fourth Estate Limited	UK
George Allen & Unwin (Publ) Limited	UK
Golden Press Pty. Limited	Aust
Harper Educational (Australia) Pty. Limited	Aust
HarperCollins Canada Limited	Canada
HarperCollins Investments (UK) Limited	UK
HarperCollins Publishers (Australia) Pty. Limited	Aust
HarperCollins Publishers (New Zealand) Limited	NZ
HarperCollins Publishers Limited	UK
HarperCollins Publishers Pensions Trustee Co. Limited	UK
HarperCollins Publishers Pty Limited	Aust
Marshall Pickering Holdings Limited	UK
Pollokshields Printing Services Limited	UK
Thorsons Publishers Limited	UK
Thorsons Publishing Group Limited	UK
Times Books Group Limited	UK
Times Books Limited	UK
Unwin Hyman Limited	UK
William Collins Holdings Limited	UK
William Collins International Limited	UK
William Collins Sons & Company Limited	UK
NEWS PUBLISHING AUSTRALIA LIMITED	USA
ASkyB Holdings, Inc.	USA
Austair, Inc.	USA

Company	Country of Incorporation
Balkan News Corporation EAD	Bulgaria
Broadsystem Incorporated	USA
DLO Corporation	USA
EFL Licensing, Inc.	USA
epartners Limited	USA
Evergreen Trading Co, Inc.	USA
FEG Holdings, Inc.	USA
Fox, Inc.	USA
Fox Studios East, Inc.	USA
Fox TV 10 Holdings, Inc.	USA
Genuine Internet, Inc.	USA
Heiko, LLC	USA
Heritage Broadcasting Group, Inc.	USA
Heritage GP, Inc.	USA
Heritage Media Corporation	USA
Heritage Media Management, Inc.	USA
Heritage Media Services, Inc.	USA
HMI Broadcasting Corporation	USA
KIHT, Inc.	USA
LJL Corp.	USA
LTVGIA Holdco, Inc.	USA
LUVSG Holdco, Inc.	USA
Murdoch Publications, Inc.	USA
NAHI Real Estate Corporation	USA
NAPI G.P. Corp., Inc.	USA
NAPI/WNS, Inc.	USA
News Air, Inc.	USA
News America DTH Leasing, Inc.	USA
News America Finance, Inc.	USA
News America Holdings Incorporated	USA
News America Incorporated	USA
News America In-Store, Inc.	USA
News America Magazines, Inc.	USA
News America Marketing FSI, Inc.	USA
News America Marketing In-Store Services, Inc.	USA
News America Marketing Interactive, Inc.	USA
News America Marketing Properties, Inc.	USA
News America Publishing Incorporated	USA
News America Real Estate, Inc.	USA
News Bulgaria, Inc.	USA
News Bulgaria Television, LLC	USA
News Corporation	USA
News Digital Media, Inc.	USA

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation
News DTH Argentina Holdings, Inc.	USA
News Group / Times Newspapers U.K., Inc.	USA
News Group Realty Corporation	USA
News In-Flight Network Company	USA
News Limited of Australia, Inc.	USA
News Marketing Canada Corp.	Canada
News PLD LLC	USA
News Romania Inc.	USA
News Sports Programming, Inc.	USA
News T Investments, Inc.	USA
News T Magazines, Inc.	USA
News T Operations, Inc.	USA
News Television Romania S.r.l.	Romania
News Triangle Finance, Inc.	USA
News TV Romania B.V.	Netherlands
News Yacht Limited	Cayman Islands
NYP Holdings, Inc.	USA
NYP Realty Corporation	USA
Omni Holdings, Inc.	USA
Repaca, Inc.	USA
Rugged Limited	Bermuda
San Antonio Film Features, Inc.	USA
Smart Source Direct, Inc.	USA
Sports Team Analysis and Tracking System of Missouri, Inc.	USA
STATS Mexico Holdings, Inc.	USA
STAR US Holdings, Inc.	USA
STAR US Holdings Subsidiary, Inc.	USA
Supermarket Radio Network, Inc.	USA
TENC, Inc.	USA
The Express-News Corporation	USA
WGH, Inc.	USA
WIL Music, Inc.	USA
World Printing Company, Inc.	USA
WVAI, Inc.	USA

Company	Country of Incorporation	Percent Ownership
AH WR Pty. Limited	Aust	62.50%
APR City/TVD LLC*	Russia	46.05%
AR Technologies LLC*	Russia	46.05%
Beijing PDN Xin Ren Information Technology Co. Limited	China	69.60%
Brisbane Broncos Limited	Aust	68.87%
Channel [V] Music Networks Limited Partnership	HK	87.50%
Channel [V] Netherlands No 1 B.V.	Netherlands	87.50%
Channel [V] Netherlands No 2 B.V.	Netherlands	87.50%
Classic FM VOF	Netherlands	35.75%
DDUP LLC*	Russia	46.05%
epartners UK Management Limited	UK	80.00%
eVentures Limited	UK	50.00%
Exclusiv Media S.R.L	Romania	75.00%
Fairmont Technologies Limited*	BVI	46.05%
Forcewide Limited	HK	60.00%
Greenwich Investments Limited	HK	87.50%
Indya.com Portal Private Limited	India	99.44%
Infosports NRL Pty. Limited	Aust	90.00%
LogoVaz News Corporation LLC	Russia	50.00%
Media Support Services Limited*	BVI	46.05%
Mediwa Investments BV	Netherlands	71.50%
Mercury Outdoor Displays Limited*	BVI	46.05%
Microtrans Limited	UK	80.00%
Multimedia Holdings B.V.	Netherlands	50.00%
Natural History Limited	NZ	80.00%
News Broadcasting Japan KK	Japan	80.00%
News Offset Limited	UK	75.00%
News Out of Home BV	Netherlands	75.00%
News Out of Home GmbH	Austria	75.00%
News Out of Home Limited	UK	75.00%
News Outdoor Hungary Kft	Hungary	75.00%
News Outdoor Russia LLC*	Russia	46.05%
Newsett Ltd.	UK	50.00%
Outdoor Systems Limited*	BVI	46.05%
Outdoor Systems LLC*	Russia	46.05%
Outdoor Technologies Limited*	BVI	46.05%
Outdoor Technologies LLC*	Russia	46.05%
Post Courier Limited	PNG	62.50%
Primesite Limited*	BVI	46.05%
Primesite LLC*	Russia	46.05%
Quo spol sro	Czech Republic	56.25%
Radio Modern LLC	Russia	50.00%

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
Radio Natsionalnoi Sluzhbi Novostei	Russia	50.00%
Radio Nostalgia LLC	Russia	50.00%
SC2000H sro	Czech Republic	56.25%
Service Reklama LLC*	Russia	46.05%
Sky Radio A/S	Denmark	71.50%
Sky Radio B.V.	Netherlands	71.50%
Sky Radio Envenementen BV	Netherlands	71.50%
Sky Radio Hessen GmbH and Co. KG	Germany	71.50%
Sky Radio Hessen Verwaltung GmbH	Germany	71.50%
Sky Radio Limited	UK	71.50%
South Pacific Post Pty. Limited	PNG	62.50%
STAR Group Regional (Thailand) Ltd.	Thailand	73.99%
Tianjin Golden Mainland Development Company Limited	China	60.00%
Town & City II S.A	Poland	75.00%
TVC Limited*	BVI	46.05%
TVC UK Limited*	UK	46.05%
TVD LLC*	Russia	46.05%
Ultra Production LLC	Russia	50.00%
V Business (Thai) Limited	Thailand	87.50%
VDotcom (Thailand) Company Limited	Thailand	87.50%
Vdotcom Holdings Limited	HK	87.50%
VIJAY Television Limited	China	51.00%
FOX ENTERTAINMENT GROUP, INC.	USA	85.32%
19th Holdings Corporation	USA	85.32%
21st Century Fox Film Corporation	USA	85.32%
Affiliated Regional Communications Ltd.	USA	52.90%
AHN/FIT Cable, LLC	USA	85.32%
AHN/FIT Holdings, Inc.	USA	85.32%
AHN/FIT Internet, LLC	USA	85.32%
AHN/FIT Ventures, Inc.	USA	85.32%
Ames Entertainment Ltd.	Canada	85.32%
ARC Holding, Ltd.	USA	52.90%
Auction Media Ventures, LLC	USA	85.32%
Baja Holdings, Inc.	USA	85.32%
Baja Studios, Inc.	USA	85.32%
Bazmark Film Pty. Limited	Aust	85.32%
Because He Can Productions, Inc.	USA	85.32%
BHC International Television, Inc.	USA	85.32%
BHC Network Partner II, Inc.	USA	85.32%
BHC Network Partner III, Inc.	USA	85.32%
BHC Network Partner IV, Inc.	USA	85.32%

Company	Country of Incorporation	Percent Ownership
BHC Network Partner, Inc.	USA	85.32%
BHC Properties, Inc.	USA	85.32%
Blue Sky Studios, Inc.	USA	85.32%
Bob Productions, Inc.	USA	85.32%
BST, S.A. de C.V.	Mexico	85.32%
Cable Network Services, L.L.C.	USA	85.32%
Camp Management Incorporated, S.A.	Dominican Republic	81.05%
Can't Can't Productions, Inc.	USA	85.32%
Cannell Entertainment, Inc.	USA	85.32%
Cannell Production Services, Inc.	Canada	85.32%
CCI Broadcasting, Inc.	USA	85.32%
CCI Television Productions, Inc.	USA	85.32%
CCI Television, Inc.	USA	85.32%
Centfox Film GmbH	Austria	85.32%
Centfox Film, GESmbH	Austria	85.32%
Cinemascope Products, Inc.	USA	85.32%
Colony Productions, Ltd.	Canada	85.32%
Cornwall Ventures, LLC	USA	8.53%
Cotton Cage Productions, Inc.	USA	85.32%
Crash, LLC	USA	85.32%
D.A.W. Productions, Inc.	USA	85.32%
DAT Productions, Inc.	USA	85.32%
Day John Died Productions, Inc.	USA	85.32%
Deliberate Intent Productions Ltd.	Canada	85.32%
Deliberate Intent, Inc.	USA	85.32%
Deluxe Laboratories Film Storage, Inc.	USA	85.32%
Desert Productions Pty. Limited	Aust	85.32%
Digital Leaseholds, Inc.	USA	85.32%
Dodgertown, Inc.	USA	81.05%
Drive-In Cinemas Limited	Kenya	85.32%
Emmett Street Films, Inc.	USA	85.32%
Evergreen Television Production, Inc.	USA	85.32%
F4 Productions, Inc.	USA	85.32%
FA Productions, Inc.	USA	85.32%
FBC Sub, Inc.	USA	85.32%
Fever Pitch Productions, Inc.	USA	85.32%
FF Productions Limited	Canada	85.32%
Final Stretch Productions, Inc.	USA	85.32%
FLAC Worldwide LLC	USA	85.32%
Four Star Entertainment Corp.	USA	85.32%
Four Star International, Inc.	USA	85.32%
Fox Animation Los Angeles, Inc.	USA	85.32%

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
Fox Animation Studios, Inc.	USA	85.32%
Fox Animation Studios, Inc.	Aust	85.32%
Fox Australia Pty. Limited	Aust	85.32%
Fox Baseball Holdings, Inc.	USA	81.05%
Fox Basketball Holdings, LLC	USA	85.32%
Fox Broadcasting Company	USA	85.32%
Fox Broadcasting Sub, Inc.	USA	85.32%
Fox Cable Network Services, LLC	USA	85.32%
Fox Cable Networks Ventures, Inc.	USA	85.32%
Fox Center Productions, Inc.	USA	85.32%
Fox Circle Productions, Inc.	USA	85.32%
Fox Daytime Prods., Inc.	USA	85.32%
Fox Development Group, Inc.	USA	85.32%
Fox East Productions, Inc.	USA	85.32%
Fox Film A/S	Norway	85.32%
Fox Film ApS	Denmark	85.32%
Fox Film De Cuba S.A.	Cuba	85.32%
Fox Film de la Argentina S.A.	Argentina	85.32%
Fox Film Do Brasil Ltda.	Brazil	85.32%
Fox Film Do Brasil Ltda.	USA	85.32%
Fox Filmed Entertainment Australia Pty. Limited	Aust	85.32%
Fox Hockey Holdings, LLC	USA	85.32%
Fox Home Entertainment Ltd.	UK	85.32%
Fox Home Entertainment Worldwide, LLC	USA	85.32%
Fox Interactive Ltd.	UK	85.32%
Fox Interactive Television, LLC	USA	85.32%
Fox Interactive, Inc.	USA	85.32%
Fox Interamericana S.A.	Mexico	85.32%
Fox International Entertainment Channel (UK) Limited	UK	85.32%
Fox International Entertainment Channel (US), Inc.	USA	85.32%
Fox International Entertainment Channel Espana S.L.	Spain	85.32%
Fox International Equity, Inc.	USA	85.32%
Fox International, Inc.	USA	85.32%
Fox Island Productions, Inc.	USA	85.32%
Fox Japan Movie Channels, Inc.	USA	85.32%
Fox Japan Television Programming Services, Inc.	USA	85.32%
Fox Lane Productions, Inc.	USA	85.32%
Fox LAPTV LLC	USA	85.32%
Fox Latin American Channel, Inc.	USA	85.32%
Fox Lone Star Holdings, LLC	USA	63.57%
Fox Media Services, Inc.	USA	85.32%
Fox Moore Park Pty. Limited	Aust	85.32%
Fox Motion Picture Venture No. 1, Inc.	USA	85.32%
Fox Movie Channel, Inc.	USA	85.32%
Fox Movietonews, Inc.	USA	85.32%
Fox Music, Inc.	USA	85.32%
Fox Net, Inc.	USA	85.32%
Fox News Holdings, Inc.	USA	85.32%
Fox News Network, LLC	USA	85.32%
Fox News Productions, Inc.	USA	85.32%
Fox News Service, Inc.	USA	85.32%
Fox News, Inc.	USA	85.32%
Fox Nitetime Prods., Inc.	USA	85.32%
Fox Partnership Investment Pty. Limited	Aust	85.32%
Fox Pathe Home Entertainment Limited	UK	85.32%
Fox Pay - Per - View Services, Inc.	USA	85.32%
Fox Production Services Pty. Limited	Aust	85.32%
Fox Professional Services 2, LLC	USA	85.32%
Fox Professional Services 3, LLC	USA	85.32%
Fox Professional Services, LLC	USA	85.32%
Fox Records, Inc.	USA	85.32%
Fox Regional Sports Holdings II, Inc.	USA	85.32%
Fox Regional Sports Holdings, Inc.	USA	85.32%
Fox Regional Sports Member II, Inc.	USA	85.32%
Fox Searchlab, Inc.	USA	85.32%
Fox Searchlight Pictures, Inc.	USA	85.32%
Fox Services, Inc.	USA	85.32%
Fox Software, Inc.	USA	85.32%
Fox Sports Arena, LLC	USA	85.32%
Fox Sports Basketball, LLC	USA	85.32%
Fox Sports CNS, LLC	USA	85.32%
Fox Sports Digital Nets, Inc.	USA	85.32%
Fox Sports Eastern Europe, LLC	USA	85.32%
Fox Sports Europe Distribution LLC	USA	85.32%
Fox Sports Hockey, LLC	USA	85.32%
Fox Sports International B.V	Netherlands	85.32%
Fox Sports International Distribution Ltd.	Cayman Islands	85.32%
Fox Sports International Equity LLC	USA	85.32%
Fox Sports International Sales LLC	USA	85.32%
Fox Sports Israel Distribution LLC	USA	85.32%
Fox Sports Middle East Ltd.	Cayman Islands	85.32%
Fox Sports Net Arizona, LLC	USA	85.32%

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
Fox Sports Net Baseball, LLC	USA	85.32%
Fox Sports Net Bay Area Holdings, LLC	USA	85.32%
Fox Sports Net Canada Holdings, LLC	USA	85.32%
Fox Sports Net Chicago Holdings, LLC	USA	85.32%
Fox Sports Net Detroit, LLC	USA	85.32%
Fox Sports Net Distribution, LLC	USA	85.32%
Fox Sports Net Finance, Inc.	USA	85.32%
Fox Sports Net Financing, Inc.	USA	85.32%
Fox Sports Net National Ad Sales Holdings, LLC	USA	85.32%
Fox Sports Net National Network Holdings, LLC	USA	84.46%
Fox Sports Net North, LLC	USA	85.32%
Fox Sports Net Northwest, LLC	USA	85.32%
Fox Sports Net Pittsburgh, LLC	USA	85.32%
Fox Sports Net Rocky Mountain (GP)	USA	63.13%
Fox Sports Net Utah, LLC	USA	85.32%
Fox Sports Net West 2, LLC	USA	85.32%
Fox Sports Net West, LLC	USA	85.32%
Fox Sports Net, LLC	USA	85.32%
Fox Sports Networks, LLC	USA	85.32%
Fox Sports OLN, LLC	USA	85.32%
Fox Sports Productions, Inc.	USA	85.32%
Fox Sports Regional News, LLC	USA	85.32%
Fox Sports RPP Holdings, LLC	USA	85.32%
Fox Sports SV, LLC	USA	85.32%
Fox Sports U.S. Distribution LLC	USA	85.32%
Fox Sports Ventures Productions, LLC	USA	85.32%
Fox Sports World Middle East, LLC	USA	85.32%
Fox Sports World, LLC	USA	85.32%
Fox Square Productions (Canada), Inc.	USA	85.32%
Fox Square Productions, Inc.	USA	85.32%
Fox Stations Sales, Inc.	USA	85.32%
Fox Studios Australia Pty. Limited	Aust	85.32%
Fox Television Animation, Inc.	USA	85.32%
Fox Television Australia Pty. Limited	Aust	85.32%
Fox Television Group S. de R.L. de C.V.	Mexico	85.32%
Fox Television Holdings, Inc.	USA	85.32%
Fox Television Stations of Birmingham, Inc.	USA	85.32%
Fox Television Stations of Philadelphia, Inc.	USA	85.32%
Fox Television Stations, Inc.	USA	85.32%
Fox Television Studios Productions, Inc.	USA	85.32%
Fox Television Studios, Inc.	USA	85.32%
Fox Transactional TV, Inc.	USA	85.32%
Fox Tunes, Inc.	USA	85.32%
Fox Unit Investment Pty. Limited	Aust	85.32%
Fox Video International Corporation	USA	85.32%
Fox West Pictures, Inc.	USA	85.32%
Fox World Productions, Inc.	USA	85.32%
Fox World Ventures Holland, Inc.	USA	85.32%
Fox Worldwide Telecommunications LLC	USA	85.32%
Fox Worldwide Television LLC	USA	85.32%
Fox Worldwide Theatrical LLC	USA	85.32%
Fox/UTV Holdings, Inc.	USA	85.32%
Foxfilmes Limitada	Portugal	85.32%
Foxlab, Inc.	USA	85.32%
Fox-NGC (International) Holdings, Inc.	USA	85.32%
Fox-NGC (US) Holdings, Inc.	USA	85.32%
FoxStar Productions, Inc.	USA	85.32%
FoxVideo International Distribution, Inc.	USA	85.32%
FoxVideo New Zealand Limited	NZ	85.32%
FoxView, Inc.	USA	85.32%
FRSM FX, Inc.	USA	85.32%
FRSM Holdings, Inc.	USA	85.32%
FRT Productions, Inc.	USA	85.32%
FS Australia LLC	USA	85.32%
FSI SPV, Inc.	USA	85.32%
FSO Productions, Inc.	USA	85.32%
FTS Boston, Inc.	USA	85.32%
FTS Investments, Inc.	USA	85.32%
FTS North Carolina, Inc.	USA	85.32%
FTS Philadelphia, Inc.	USA	85.32%
FWA Productions, Inc.	USA	85.32%
FX Networks, LLC	USA	85.32%
Galaxy Way Finance Company, Inc.	USA	85.32%
Galaxy Way Productions, Inc.	USA	85.32%
Galileo Productions, Inc.	USA	85.32%
GATV Productions, Inc.	USA	85.32%
Geek Productions, Inc.	USA	85.32%
Genesis Video Entertainment, Inc.	USA	85.32%
Georgetown Productions Ltd.	Canada	85.32%
Georgetown Productions, Inc.	USA	85.32%
Giant Bowling Pin Productions, Inc.	USA	85.32%
Glen Avenue Films, Inc.	USA	85.32%
Glimpse of Hell Productions Ltd.	Canada	85.32%
Glimpse of Hell Productions, Inc.	USA	85.32%
Glow Productions Ltd.	Canada	85.32%
Gold Key Entertainment, Inc.	USA	85.32%

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
Gone Fission, Inc.	USA	85.32%
Good Ghouls, Inc.	USA	85.32%
Greenleaves Productions, Inc.	USA	85.32%
GTH-103, Inc.	USA	85.32%
Guthy-Renker Holding Corporation	USA	85.32%
Harmon Cove Productions, Inc.	USA	85.32%
Harsh Realm US Prodco, Inc.	USA	85.32%
Highgate Pictures, Inc.	USA	85.32%
Highgate Productions, Inc.	USA	85.32%
Hispano FoxFilm S.A.E.	Spain	85.32%
HP Integration, Inc.	USA	85.32%
In-Cine Distribuitora Cinematografica, S.L.	Spain	85.32%
International Sports Programming LLC	USA	85.32%
ISP Holdings, LLC	USA	85.32%
ISP Transponder LLC	USA	85.32%
J&A Productions, Inc.	Canada	85.32%
KCOP Television, Inc.	USA	85.32%
KDFW License, Inc.	USA	85.32%
KDFW Television, Inc.	USA	85.32%
KNSD License, Inc.	USA	85.32%
Kronenberg Chronicles, Inc.	USA	85.32%
KSAZ License, Inc.	USA	85.32%
KSAZ Television, Inc.	USA	85.32%
KTBC License, Inc.	USA	85.32%
KTBC Television, Inc.	USA	85.32%
KTVI License, Inc.	USA	85.32%
KTVI Television, Inc.	USA	85.32%
L.C. Holding Corp.	USA	85.32%
LAPTV A Corporation	USA	85.32%
LAPTV B Corporation	USA	85.32%
Latin America Finance Company, Inc.	Cayman Islands	85.32%
Law Productions Ltd.	Canada	85.32%
Leap Off Productions, Inc.	USA	85.32%
Learning Corporation of America	USA	85.32%
Learning Corporation of America Films, Inc.	USA	85.32%
Les Productions Fox Europa S.A.	France	85.32%
Liberty Productions, Inc.	USA	85.32%
Liberty/Fox ARC L.P.	USA	84.46%
Liberty/Fox Southeast LLC	USA	85.32%
Liberty/Fox Sunshine LLC	USA	85.32%
Library Holdings, Inc.	USA	85.32%
Looks At Productions, Inc.	USA	85.32%
Los Angeles Dodgers, Inc.	USA	81.05%
Millennium Canadian Productions East Ltd.	Canada	85.32%
Millennium Canadian Productions Ltd.	Canada	85.32%
Millennium US Prodco, Inc.	USA	85.32%
Mirror Pictures Corporation	USA	85.32%
Monet Lane Prods., Inc.	USA	85.32%
Monty Two, Inc.	USA	85.32%
Movietonews, Inc.	USA	85.32%
MVP Video Productions, Inc.	USA	85.32%
NA Property Holdings, Inc.	USA	85.32%
National Studios, Inc.	USA	85.32%
Natural History New Zealand Ltd.	NZ	85.32%
Netherlands Fox Film Corporation B.V.	Netherlands	85.32%
New Dallas Media, Inc.	USA	85.32%
New DMIC, Inc.	USA	85.32%
New Millennium Investors LLC	USA	85.32%
New World Administration	USA	85.32%
New World Animation, Ltd.	USA	85.32%
New World Communications Group Incorporated	USA	85.32%
New World Communications of Atlanta, Inc.	USA	85.32%
New World Communications of Detroit, Inc.	USA	85.32%
New World Communications of Kansas City, Inc.	USA	85.32%
New World Communications of Milwaukee, Inc.	USA	85.32%
New World Communications of Ohio, Inc.	USA	85.32%
New World Communications of St Louis, Inc.	USA	85.32%
New World Communications of Tampa, Inc.	USA	85.32%
New World Entertainment, Ltd.	USA	85.32%
New World Pictures, Ltd.	USA	85.32%
New World Television Incorporated	USA	85.32%
New World Television Productions, Inc.	USA	85.32%
New World Television Programming	USA	85.32%
New World Video	USA	85.32%
New World/Genesis Distribution	USA	85.32%
News From The Edge Productions Ltd.	Canada	85.32%
News From The Edge, Inc.	USA	85.32%
News Germany Holding GmbH	Germany	85.32%
News Preferred Finance, Inc.	USA	85.32%
NF Productions, Inc.	USA	85.32%
Norcal Communications, Inc.	USA	85.32%
Northgate Productions, Inc.	USA	85.32%
NW Communications of Austin, Inc.	USA	85.32%
NW Communications of Phoenix, Inc.	USA	85.32%
NW Communications of San Diego, Inc.	USA	85.32%

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
NW Communications of Texas, Inc.	USA	85.32%
NW Management Incorporated	USA	85.32%
NW Programs Incorporated	USA	85.32%
NWC Acquisition Corporation	USA	85.32%
NWC Holdings Corporation	USA	85.32%
NWC Intermediate Holdings Corporation	USA	85.32%
NWC Management Corporation	USA	85.32%
NWC Sub I Holdings Corporation	USA	85.32%
NWC Sub II Holdings Corporation	USA	85.32%
NWCG Holdings Corporation	USA	85.32%
NWE Holdings Corporation	USA	85.32%
NWE Sub I Incorporated	USA	85.32%
NWTV Intermediate Holdings Corporation	USA	85.32%
O/Y Fox Film A/B	Finland	85.32%
Oregon Television, Inc.	USA	85.32%
P&T Productions, Inc.	USA	85.32%
Panoramic Productions, Inc.	USA	85.32%
Pico Films, Inc.	USA	85.32%
Pinelands Broadcasting, Inc.	USA	85.32%
Pinelands, Inc.	USA	85.32%
President Video Limited	UK	85.32%
Prime Network LLC	USA	52.04%
Prime Time Media, Inc.	USA	85.32%
Rags Productions, Inc.	USA	85.32%
Ray Tracing Films, Inc.	USA	85.32%
Redweed Productions, LLC	USA	85.32%
REI Datacast, Inc.	USA	85.32%
Rewind Music, Inc.	USA	85.32%
Rubicon Enterprises, Inc.	USA	85.32%
Say It Isn't So Productions, Inc.	USA	85.32%
SC Productions, Inc.	USA	85.32%
Schrodinger's Cat Productions, Inc.	USA	85.32%
SCI Sub I Incorporated	USA	85.32%
SCI Subsidiary Corporation	USA	85.32%
SCPI, Inc.	USA	85.32%
Servicios BST, S.A. de C.V.	Mexico	85.32%
Seven Seas Ventures II, Inc.	USA	85.32%
Shadow Productions, Ltd.	UK	85.32%
Shoot the Horse Productions, Inc.	USA	85.32%
Sin Eater Productions, Inc.	USA	85.32%
Small Cages Productions, Inc.	USA	85.32%
SOB Productions, Inc.	USA	85.32%
Speed Channel, Inc.	USA	85.32%

Company	Country of Incorporation	Percent Ownership
Sports Geniuses, Inc.	USA	85.32%
Sports Holding, Inc.	USA	52.90%
Sports One, LLC	USA	85.32%
SportSouth Holdings, LLC	USA	63.57%
Springwood Productions, Inc.	USA	85.32%
Sprocket Music, Inc.	USA	85.32%
STF Productions, Inc.	USA	85.32%
Strange Universe Productions, Inc.	USA	85.32%
Strange World Productions, Inc.	USA	85.32%
Strike-A-Match Productions, Inc.	USA	85.32%
Studios De La Playa, S.A. de C.V.	Mexico	85.32%
Sunshine Network	USA	44.83%
Sunshine Network, Inc.	USA	37.07%
Sunshine Network of Florida, Ltd	USA	36.74%
TCF Canadian TV Enterprises, Inc.	USA	85.32%
TCF Digital Holdings, Inc.	USA	85.32%
TCF Distributing, Inc.	USA	85.32%
TCF Eastern Europe, Inc.	USA	85.32%
TCF Harsh Realm Productions, Inc.	USA	85.32%
TCF Hungary Film Rights Exploitation, LLC	Hungary	85.32%
TCF Music Publishing, Inc.	USA	85.32%
TCF Speed II Productions, Inc.	USA	85.32%
TCFTV Canadian Productions, Inc.	USA	85.32%
TCFTV Canadian Services, Inc.	USA	85.32%
TCFTV CanPro II, Inc.	Canada	85.32%
TCFTV CanPro III Ltd.	Canada	85.32%
TCFTV CanPro, Inc.	USA	85.32%
TCFTV US Prodco #1, Inc.	USA	85.32%
TCFTV US Prodco #2, Inc.	USA	85.32%
TCFTV US Prodco #3, Inc.	USA	85.32%
TCFTV US Prodco #4, Inc.	USA	85.32%
TCFTV US Prodco #5, Inc.	USA	85.32%
TCFTV US Prodco #6, Inc.	USA	85.32%
TCFTV US Prodco #7, Inc.	USA	85.32%
TCFTV Van II Services Ltd.	Canada	85.32%
TCFTV Van Services Ltd.	Canada	85.32%
TCFTV Worldwide Productions, Inc.	USA	85.32%
The Barn Productions, Inc.	USA	85.32%
The Colony Productions, Inc.	USA	85.32%
The Fox Interactive Store, Inc.	USA	85.32%
The Fox Store, Inc.	USA	85.32%
The Greenblatt Janollari Studio, Inc.	USA	85.32%

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
The Test Productions, Inc.	USA	85.32%
Tomorrow Films Ltd.	Canada	85.32%
TVF II Productions, Inc.	USA	85.32%
TVF Productions, Inc.	USA	85.32%
TVM Productions, Inc.	USA	85.32%
TVT License, Inc.	USA	85.32%
Twentieth Century Fox (Far East), Inc.	USA	85.32%
Twentieth Century Fox A/O	Russian Federation	85.32%
Twentieth Century Fox Canada Limited	Canada	85.32%
Twentieth Century Fox Chile, Inc.	USA	85.32%
Twentieth Century Fox Distributing Corporation	USA	85.32%
Twentieth Century Fox Film (East) Private Limited	Singapore	85.32%
Twentieth Century Fox Film (Malaya) Sendirian Berhad	Malaysia	85.32%
Twentieth Century Fox Film Belge S.A.	Belgium	85.32%
Twentieth Century Fox Film Company (Export) Limited	UK	85.32%
Twentieth Century Fox Film Company Limited	UK	85.32%
Twentieth Century Fox Film Company Services Limited	UK	85.32%
Twentieth Century Fox Film Corporation	USA	85.32%
Twentieth Century Fox Film Corporation (Australia) Pty. Limited	Aust	85.32%
Twentieth Century Fox Film Corporation Societe D'Exploitation Pour La Suisse	Switzerland	85.32%
Twentieth Century Fox Film de Mexico, S.A.	Mexico	85.32%
Twentieth Century Fox Film Distributors Pty. Limited	Aust	85.32%
Twentieth Century Fox Film Netherlands B.V.	Netherlands	85.32%
Twentieth Century Fox Films S.A.	Panama	85.32%
Twentieth Century Fox France, Inc.	USA	85.32%
Twentieth Century Fox Home Entertainment AB	Sweden	85.32%
Twentieth Century Fox Home Entertainment Australia Pty. Limited	Aust	85.32%
Twentieth Century Fox Home Entertainment B.V.	Netherlands	85.32%
Twentieth Century Fox Home Entertainment Canada Limited	Canada	85.32%
Twentieth Century Fox Home Entertainment de Mexico S.A. de C.V.	Mexico	85.32%
Twentieth Century Fox Home Entertainment Espana S.A.	Spain	85.32%
Twentieth Century Fox Home Entertainment France S.A.	France	85.32%
Twentieth Century Fox Home Entertainment Germany GmbH	Germany	85.32%
Twentieth Century Fox Home Entertainment Italia S.p.A.	Italy	85.32%
Twentieth Century Fox Home Entertainment Japan KK	Japan	85.32%
Twentieth Century Fox Home Entertainment Korea	Korea	85.32%
Twentieth Century Fox Home Entertainment Latin America, Inc.	Cayman Islands	85.32%
Twentieth Century Fox Home Entertainment Limited	UK	85.32%
Twentieth Century Fox Home Entertainment Middle East, Inc.	USA	85.32%
Twentieth Century Fox Home Entertainment South Pacific Pty. Limited	Aust	85.32%
Twentieth Century Fox Home Entertainment, Inc.	USA	85.32%
Twentieth Century Fox Hong Kong, Inc.	USA	85.32%
Twentieth Century Fox Import Corporation	USA	85.32%
Twentieth Century Fox, Inc.	USA	85.32%
Twentieth Century Fox India, Inc.	USA	85.32%
Twentieth Century Fox Inter-America, Inc.	USA	85.32%
Twentieth Century Fox International Corporation	USA	85.32%
Twentieth Century Fox International Limited	UK	85.32%
Twentieth Century Fox International Telecommunications Distribution, Inc.	USA	85.32%
Twentieth Century Fox International Television Distribution, Inc.	USA	85.32%
Twentieth Century Fox International Television, Inc.	USA	85.32%
Twentieth Century Fox International Theatrical Distribution, Inc.	USA	85.32%
Twentieth Century Fox Italy S.p.A., Inc.	Italy	85.32%
Twentieth Century Fox Italy S.p.A., Inc.	USA	85.32%
Twentieth Century Fox Korea, Inc.	Korea	85.32%
Twentieth Century Fox Latin America Theatrical, Inc.	Cayman Islands	85.32%
Twentieth Century Fox Licensing & Merchandising Limited	UK	85.32%

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33 Controlled entities (continued)

Company	Country of Incorporation	Percent Ownership
Twentieth Century Fox Merchandise Store, Inc.	USA	85.32%
Twentieth Century Fox of Germany GmbH	Germany	85.32%
Twentieth Century Fox Pakistan, Inc.	USA	85.32%
Twentieth Century Fox Pay Television (Australia) Pty. Limited	Aust	85.32%
Twentieth Century Fox Peruana S.A.	Peru	85.32%
Twentieth Century Fox Philippines, Inc.	Philippines	85.32%
Twentieth Century Fox Productions Limited	UK	85.32%
Twentieth Century Fox Puerto Rico, Inc.	Puerto Rico	85.32%
Twentieth Century Fox Studio Club	USA	85.32%
Twentieth Century Fox Telecommunications International, Inc.	USA	85.32%
Twentieth Century Fox Television Limited	UK	85.32%
Twentieth Century Fox Thailand, Inc.	USA	85.32%
Twentieth Century Fox Titanic Productions, Inc.	USA	85.32%
Twentieth Century Fox Trinidad Limited	Trinidad	85.32%
Twentieth Century Fox Worldwide Productions, Inc.	USA	85.32%
Twentieth Century Fox, Sweden Aktiebolaget	Sweden	85.32%
Twentieth Television, Inc.	USA	85.32%
Twenty-First Century Film Corporation	USA	85.32%
Twenty-First Century Fox Corporation	USA	85.32%
Twenty-First Century Fox Film Company Limited	UK	85.32%
Twenty-First Century Fox Film Distributors Pty. Limited	Aust	85.32%
Twenty-First Century Fox Italy S.r.l.	Italy	85.32%
Twenty-First Century Fox Mexico, S.A. de C.V.	Mexico	85.32%
Twenty-First Century Fox Productions, Inc.	USA	85.32%
Twenty-First Century Fox Varieties, Inc.	USA	85.32%
UEG Productions, Inc.	USA	85.32%
United Entertainment Group, Inc.	USA	85.32%
United Television Sales, Inc.	USA	85.32%
UTV of Baltimore, Inc.	USA	85.32%
UTV of Orlando, Inc.	USA	85.32%
UTV of San Francisco, Inc.	USA	85.32%
Van Ness Films, Inc.	USA	85.32%
Venue Merchandising, Inc.	USA	81.05%
Very Imaginative Pictures, Inc.	USA	85.32%
WAGA License, Inc.	USA	85.32%
WBRC and WGHP Holdings Corporation	USA	85.32%
WBRC and WGHP Television Corporation	USA	85.32%
WBRC License, Inc.	USA	85.32%
WDAF License, Inc.	USA	85.32%
WDAF Television, Inc.	USA	85.32%
Wedron Silica Company	USA	85.32%
West End Circle Studios, Inc.	USA	85.32%
Westgate Productions, Inc.	USA	85.32%
WFXT, Inc.	USA	85.32%
WGHP License, Inc.	USA	85.32%
WITI License, Inc.	USA	85.32%
WJBK License, Inc.	USA	85.32%
WJW License, Inc.	USA	85.32%
Wolg Productions, Inc.	USA	85.32%
World War III Productions Ltd.	Canada	85.32%
World War III Productions, Inc.	USA	85.32%
WWOR-TV, Inc.	USA	85.32%
X-F Productions, Inc.	USA	85.32%
XM2 Productions, Inc.	USA	85.32%
NDS GROUP plc.	UK	78.25%
Digi Media Vision Limited	UK	78.25%
Karnit TV Commerce Limited **	Israel	78.25%
NDS Americas, Inc.	USA	78.25%
NDS Asia Pacific Limited	UK	78.25%
NDS Asia Pacific Limited (Hong Kong & Korea Branch)	HK	78.25%
NDS Asia Pacific Pty. Limited	Aust	78.25%
NDS Beijing Information Technology Co	China	78.25%
NDS Limited	UK	78.25%
NDS Marketing Israel Limited **	Israel	78.25%
NDS Technologies Israel Limited **	Israel	78.25%
News Datacom Limited	UK	78.25%
OpenBet Software Limited	UK	78.25%
Orbis Technologies Limited	UK	78.25%
Visionik Interactive TV A/S	Denmark	78.25%

* These entities are consolidated as the Company has 61.4% voting rights.

** Companies of which firms other than Ernst & Young or its affiliates have acted as auditors.

BVI represents British Virgin Islands.

USVI represents United States Virgin Islands.

UAE represents United Arab Emirates

PNG represents Papua New Guinea

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33
Controlled entities (continued)

Deed of cross guarantee

Companies marked with # are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities and Investment Commission ("ASIC"). Companies marked with ^ were removed from the deed of cross guarantee on 18 November, 2001. Under the deed of cross guarantee each of the companies guarantees the debts of the other named companies. Additionally, as a result of the class order issued by ASIC, these companies are relieved from the requirement to prepare and have audited separate accounts. The consolidated Financial Statements (after eliminating intercompany investments and other intercompany transactions) of the above named companies as at 30 June, 2002 and 2001, are as follows:

	Consolidated	
	2002	2001
	A$ million	
Closed group statement of financial performance for the year ended 30 June, 2002		
Revenue	1,768	4,599
Operating expenses	1,618	4,344
Operating income	150	255
Investment income	222	70
Borrowing costs	(98)	(105)
Net profit from associated entities	24	35
Net profit from ordinary activities before tax	298	255
Income tax benefit (expense)	(18)	14
Net profit attributable to members of the parent entity	280	269
Total change in equity other than those resulting from transactions with owners as owners	280	269

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 33

Controlled entities (continued)

	Consolidated 2002 A$ million	Consolidated 2001 A$ million
Closed group statement of financial position as at 30 June, 2002		
Assets		
Current Assets		
Cash	819	700
Receivables	2,539	2,404
Inventories	27	37
Other	8	15
Total Current Assets	3,393	3,156
Non-Current Assets		
Receivables	9	80
Investments in associated entities	651	668
Other investments	36,775	29,390
Property, plant and equipment	1,004	1,048
Publishing rights, titles and television licences	1,419	1,412
Goodwill	9	10
Other	62	77
Total Non-Current Assets	39,929	32,685
Total Assets	43,322	35,841
Liabilities and shareholders' equity		
Current Liabilities		
Payables	181	213
Tax liabilities	9	
Provisions	82	225
Total Current Liabilities	272	438
Non-Current Liabilities		
Payables		2
Tax liabilities	220	228
Provisions	32	28
Total Non-Current Liabilities	252	258
Total Liabilities	524	696
Shareholders' Equity		
Contributed equity	29,121	21,644
Reserves	310	229
Retained profits	13,367	13,272
Total Shareholders' Equity	42,798	35,145
Total Liabilities and Shareholders' Equity	43,322	35,841
Closed group retained profits		
Retained profits at the beginning of the financial year	13,272	13,377
Net profit attributable to members of the parent entity	280	269
Dividends provided for or paid	(151)	(252)
Aggregate amounts transferred to reserves	(34)	(122)
Retained profits at the end of the financial year	13,367	13,272

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 34
Acquisitions and disposals

The following businesses were sold by the Company:

Date	Name	Principal Activities	Voting Shares
January, 2001	TM3 Fernsenen Gmbh & Co. KG	Television broadcasting and programming	100%

	Consolidated 2002 A$ million	Consolidated 2001 A$ million
Controlled entities sold		
Consideration received		
Cash		265
Shares		427
Total consideration received		692
Assets and liabilities disposed:		
Current receivables		8
Current inventories		3
Property, plant and equipment		1
Publishing rights, titles and television licences		791
Current trade creditors and provisions		(19)
Non-current trade creditors and provisions		(110)
Net assets disposed		674
Net profit before tax on disposal		18

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 34
Acquisitions and disposals (continued)

The following controlled entites were acquired by the Company:

Date	Name	Principal Activities	Voting Shares
July, 2000	Fourth Estate Limited	Book publishing	100%
November, 2000	Media Support Services	Outdoor advertising	61%
December, 2000	Orbis Technologies Limited	Interactive online betting	100%
July, 2001	Chris-Craft Industries, Inc.	Television stations	100%
July, 2001	BHC Communications, Inc.	Television stations	100%
July, 2001	United Television, Inc.	Television stations	100%
July, 2001	Speedvision Network LLC	Cable channel	100%
December, 2001	Fox Sports International	Cable programming	100%

	Consolidated 2002 A$ million	Consolidated 2001 A$ million
Controlled entities acquired		
Consideration paid		
Shares	4,577	
Cash	4,548	51
Less cash acquired	(2,778)	
Total consideration paid	6,347	51
Assets and liabilities acquired:		
Current receivables	251	42
Current prepayments	102	5
Current inventories		3
Non-current receivables	82	
Non-current inventories	111	
Property, plant and equipment	169	13
Investments	70	2
Publishing rights, titles and television licences	7,003	77
Goodwill	25	154
Current trade creditors and provisions	(722)	(53)
Non-current trade creditors and provisions	(735)	(123)
Outside equity interest	(9)	(69)
	6,347	51

Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2002

NOTE 34
Acquisitions and disposals (continued)

The following details are provided with regards to the current year acquisitions:

(a) On 31 July, 2001, the Company, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc. (collectively, "Chris-Craft"). The consideration for the acquisition was approximately US$2 billion in cash and the issuance of 68,854,209 ADRs representing 275,416,834 preferred limited voting ordinary shares of the Company valued at approximately A$4.4 billion. Simultaneously with the closing of the merger, the Company transferred US$3,432 million of net assets, constituting Chris-Craft's ten television stations (the "Acquired Stations") to its subsidiary, Fox Entertainment Group, Inc. ("FEG") in exchange for 122,244,272 shares of FEG Class A Common Stock and net indebtedness of US$48 million (the "Exchange"), thereby increasing the Company's ownership in FEG from 82.76% to 85.25%.

In October 2001, the Company exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis. In addition, on November 1, 2001, the Company exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston. In June 2002, the Company exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation's WOFL-TV in Orlando and WOGX-TV in Ocala. All of the stations exchanged in the Station Swaps were Acquired Stations. No gain or loss was recognised by the Company as a result of the Station Swaps.

(b) In July, 2001, as a result of the exercise of rights by existing shareholders, the Company acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. ("Speed Channel"), for approximately US$401 million. This acquisition resulted in the Company owning approximately 85.46% of Speed Channel. As a result, the Company consolidated the results of Speed Channel beginning in July, 2001. In October, 2001, the Company acquired the remaining 14.54% minority interest in Speed Channel for approximately US$111 million bringing the Company's ownership to 100%.

(c) In December 2001, the Company acquired from Liberty Media Corporation ("Liberty") its 50% interest in Fox Sports International, in exchange for 14,692,732 preferred limited voting ordinary shares valued at A$180 million. Under the terms of this transaction, FEG purchased the Company's acquired interest in Fox Sports International, which increased FEG's ownership interest from 50% to 100%, in exchange for the issuance of 3,632,269 shares of FEG's Class A Common Stock. As a result of this transaction, the Company's ownership interest in FEG increased from 85.25% to 85.32%.

NOTE 35
Subsequent events

In June, 2002, the Company entered into an agreement to acquire the television station WPWR-TV in Chicago from Newsweb Corporation for US$425 million in cash. The acquisition is subject to customary regulatory approval. The acquisition is expected to close in the first quarter of fiscal 2003.

In June, 2002, the Company irrevocably called for the redemption of all of the outstanding 9.75% Senior Discount Notes due 2007 and all of the outstanding 8.875% Senior Notes due 2007. The redemption date is 15 August, 2002.

Directors' Declaration

FOR THE YEAR ENDED 30 JUNE, 2002

The Directors of the News Corporation Limited declare that:

a) The financial statements and associated notes comply with the accounting standards;

b) The financial statements and notes give a true and fair view of the financial position as at 30 June, 2002, and performance of the parent entity and consolidated entity for the year ended on that date;

c) In the Directors' opinion:

   i. There are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable, and the companies and parent entity which are party to the deed described in Note 33 will as a group be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee dated 19 June, 1992; and

   ii. The financial statements and notes are in accordance with the Corporations Act 2001, including sections 296 and 297.

This declaration is made in accordance with a resolution of the Directors.

K R Murdoch AC

Director

D F DeVoe

Director

14 August, 2002

ERNST & YOUNG

■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

Independent Audit Report

FOR THE YEAR ENDED 30 JUNE, 2002

To the members of The News Corporation Limited

Matters relating to the Electronic Presentation of the Audited Full Financial Report
This audit report relates to the full financial report of The News Corporation Limited for the year ended 30 June 2002 included on The News Corporation Limited web site. The parent entity's directors are responsible for the integrity of the The News Corporation Limited web site. The audit report refers only to the statements named below. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks rising from electronic data communications they are advised to refer to the hard copy of the audited full financial report to confirm the information included in the audited full financial report presented on this web site.

Scope
We have audited the full financial report of The News Corporation Limited, comprising the Statement of Financial Performance, the Statement of Financial Position, the Statement of Cash Flows, Notes 1 to 35 and the Directors' Declaration for the financial year ended 30 June, 2002. The full financial report includes the financial statements of The News Corporation Limited, and the consolidated financial statements of the consolidated entity comprising the parent entity and the entities it controlled at year's end or from time to time during the financial year. The parent entity's directors are responsible for the full financial report. We have conducted an independent audit of the full financial report in order to express an opinion on it to the members of the parent entity.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the full financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the full financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether in all material respects, the full financial report is presented fairly in accordance with Accounting Standards, other mandatory, professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the parent entity's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion
In our opinion, the full financial report of The News Corporation Limited is in accordance with:

a) The Corporations Act 2001 including:

   (i) Giving a true and fair view of the parent entity's and the consolidated entity's financial position as at 30 June, 2002 and of their performance for the year ended on that date; and

   (ii) Complying with Accounting Standards and the Corporations Regulations 2001; and

b) Other mandatory professional reporting requirements.

Ernst & Young

Ernst & Young

C N Westworth
Partner

Sydney
14 August, 2002

Shareholder Information

AT 14 AUGUST, 2002

Corporate Ownership – Ordinary Shares

Number of Ordinary Shareholders	65,411
Voting rights	
On show of hands – one vote for each member	
On poll – one vote for each share held	

Distribution of shareholding

1-1,000	41,754
1,001-5,000	19,310
5,001-10,000	2,436
10,001-100,000	1,681
100,001 and over	230
Holding less than a marketable parcel	2,801

Top twenty shareholders as at 14 August, 2002

Cruden Investments Pty. Limited and controlled entities	623,686,192
Citicorp Nominees Pty. Limited	393,695,038
Chase Manhattan Nominees Limited	246,654,070
Westpac Custodian Nominees Limited	159,571,542
National Nominees Limited	154,042,378
ANZ Nominees Limited	62,461,322
RBC Global Services Australia Nominees Pty. Limited	48,842,139
AMP Life Limited	35,274,342
Commonwealth Custodial Services Limited	35,117,325
Queensland Investment Corporation	31,805,355
Cogent Nominees Pty. Limited	19,952,887
HSBC Custody Nominees (Australia) Limited	14,138,034
MLC Limited	12,839,564
The National Mutual Life Association of A/Asia Limited	12,245,801
NRMA Nominees Pty. Limited	7,171,107
Warnford Nominees Pty. Limited	6,674,811
News Nominees Pty. Limited	6,300,959
Zurich Australia Limited	4,719,533
Transport Accident Commission	4,587,027
CSS Board	3,939,851
	1,883,719,277
Percentage of issued ordinary shares held by twenty largest holders	89.94%

Substantial Shareholders

Cruden Investments Pty. Limited and controlled entities	623,686,192

Shareholder Information

AT 14 AUGUST, 2002

Corporate Ownership – Preferred Limited Voting Ordinary Shares

Number of Preferred Limited Voting Ordinary Shareholders 20,349

A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of the Company by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of the Company, or on a proposal to wind up or during the winding up of the Company, or on a proposal for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a proposal that affects rights attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

Distribution of shareholding

1-1,000	11,636
1,001-5,000	6,535
5,001-10,000	1,135
10,001-100,000	856
100,001 and over	187
Holding less than a marketable parcel	1,399

Top twenty shareholders as at 14 August, 2002

Citicorp Nominees Pty. Limited	1,947,449,091
Chase Manhattan Nominees Limited	282,008,977
Cruden Investments Pty. Limited and controlled entities	220,030,721
National Nominees Limited	143,447,676
Westpac Custodian Nominees Limited	109,066,888
RBC Global Services Australia Nominees Pty. Limited	79,445,711
Commonwealth Custodial Services Limited	49,382,452
Queensland Investment Corporation	34,986,849
ANZ Nominees Limited	31,620,230
MLC Limited	30,992,412
AMP Life Limited	30,476,818
Cogent Nominees Pty. Limited	25,584,754
HSBC Custody Nominees (Australia) Limited	14,478,464
NRMA Nominees Pty. Limited	10,746,698
ING Life Limited	10,724,761
Government Superannuation Office	9,181,986
Bond Street Custodians Limited	9,080,560
Ogier Trustee Limited	8,411,440
Zurich Australia Limited	7,532,792
Victorian Workcover Authority	7,395,883
	3,062,045,163
Percentage of Preferred Limited Voting Ordinary Shares held by twenty largest holders	95.43%

This page is left blank intentionally

Board of Directors and Executive Management Committee

Directors

K. Rupert Murdoch, AC
CHAIRMAN AND CHIEF EXECUTIVE

Geoffrey C. Bible

Chase Carey

Peter Chernin

Kenneth E. Cowley, AO

David F. DeVoe

Roderick I. Eddington

Dr. Aatos J. Erkko, KBE

Andrew S.B. Knight

Graham Kraehe

James R. Murdoch

Lachlan K. Murdoch

Thomas J. Perkins

Bert C. Roberts, Jr.

Stanley S. Shuman

Arthur M. Siskind

Executive Management Committee

Rupert Murdoch
CHAIRMAN AND CHIEF EXECUTIVE
NEWS CORPORATION

Tony Ball
CHIEF EXECUTIVE
BRITISH SKY BROADCASTING

Paul Carlucci
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
NEWS AMERICA MARKETING

Peter Chernin
PRESIDENT AND CHIEF OPERATING OFFICER
NEWS CORPORATION

David DeVoe
SENIOR EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER
NEWS CORPORATION

Anthea Disney
EXECUTIVE VICE PRESIDENT, CONTENT
NEWS CORPORATION

Jane Friedman
PRESIDENT AND CHIEF EXECUTIVE OFFICER
HARPERCOLLINS

James Gianopulos
CHAIRMAN
FOX FILMED ENTERTAINMENT

Gary Ginsberg
EXECUTIVE VICE PRESIDENT, INVESTOR RELATIONS
AND CORPORATE COMMUNICATIONS
NEWS CORPORATION

Sandy Grushow
CHAIRMAN
FOX TELEVISION ENTERTAINMENT GROUP

John Hartigan
CHIEF EXECUTIVE OFFICER
NEWS LIMITED

David Hill
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FOX SPORTS TELEVISION GROUP

Les Hinton
EXECUTIVE CHAIRMAN
NEWS INTERNATIONAL PLC

James Murdoch
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
STAR GROUP

Lachlan Murdoch
DEPUTY CHIEF OPERATING OFFICER
NEWS CORPORATION

Abe Peled
CHIEF EXECUTIVE OFFICER
NDS

Martin Pompadur
EXECUTIVE VICE PRESIDENT
NEWS CORPORATION

Thomas Rothman
CHAIRMAN
FOX FILMED ENTERTAINMENT

Jeff Shell
CO-PRESIDENT AND CHIEF OPERATING OFFICER
GEMSTAR-TV GUIDE INTERNATIONAL

Arthur Siskind
SENIOR EXECUTIVE VICE PRESIDENT
AND GROUP GENERAL COUNSEL
NEWS CORPORATION

Mitchell Stern
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FOX TELEVISION STATIONS

EXHIBIT C

THE NEWS CORPORATION LIMITED

ABN 40 007 910 330

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the twenty-third Annual General Meeting of members of the Company will be held in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia on 9 October 2002 at 10am.

ORDINARY BUSINESS

Reports

To receive and consider the financial report of the Company (and the Group) for the year ended 30 June 2002, and the reports of Directors and Auditors.

The Corporations Act and the Company's constitution require the Company's annual financial report, directors' report and auditor's report to be received and considered at the annual general meeting of shareholders.

Neither the Corporations Act nor the Company's constitution requires a vote on the reports. However, shareholders will have an opportunity to ask questions and make comments on the reports and the Company's business and operations at the meeting.

Resolutions

1. Election of Directors

Messrs Chase Carey, Peter Chernin, Rod Eddington, Aatos Erkko and Andrew Knight retire by rotation. They are all eligible and offer themselves for re-election. The Board supports the re-election of these candidates.

Mr. Stephen Mayne has been nominated by a shareholder in accordance with clause 77(6) of the Company's Constitution and, having consented, offers himself for election. The Board does not support the election of this candidate.

2. Election of Auditors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

> *"That Ernst & Young be and is hereby appointed auditor of the Company."*

A copy of the notice of nomination of Ernst & Young is enclosed.

SPECIAL BUSINESS

3. Grant of Options to Non-Executive Directors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

> *"That the grant to the following Non-Executive Directors of the Company, pursuant to and in accordance with the terms of the News Corporation Share Option Plan ("Plan"), or the News Corporation Australian Executive Option Plan ("AEOP") of options to acquire 12,000 preferred limited voting ordinary shares each be and is hereby approved:*

News Corporation Share Option Plan

Mr. G.C. Bible

Mr. C.G. Carey

Mr. R.I. Eddington

Mr. J.A.M. Erkko

Mr. A.S.B. Knight

Mr. T.J. Perkins

Mr. S.S. Shuman

News Corporation Australian Executive Option Plan

Mr. K.E. Cowley

Mr. G. J. Kraehe

Notes

The options will be issued at no cost to the recipient in accordance with the Plan or the AEOP, as the case may be, with the expiry date of 10 years from the date of grant and with an exercise price equal to the weighted average market price of the Company's preferred limited voting ordinary shares sold on the Australian Stock Exchange Limited ("ASX") during the five trading days immediately prior to the date of grant (or if no shares were sold during that time, the weighted average market price on the last trading day on which shares were traded). The grant of such options to the Non-Executive Directors listed above is consistent with the current practice of the Company.

Mr. G.C. Bible, Mr. R. I. Eddington, Mr. J.A.M. Erkko, Mr. A.S.B. Knight, Mr. T.J. Perkins and Mr. S.S. Shuman, as Non-Executive Directors and Mr. B.C. Roberts Jnr who has since retired as a Non-Executive Director, were each granted and were issued options over 12,000 preferred limited voting ordinary shares under the Plan since last year's Annual General Meeting held on 11 October 2001, such options being exercisable up to and including 10 October 2011 at A$11.27 per share, being the exercise price calculated in accordance with the Plan.

Mr. K.E. Cowley and Mr G.J. Kraehe as Non-Executive Directors, were granted options over 12,000 preferred limited voting ordinary shares under the AEOP since last year's Annual General Meeting held on 11 October 2001, such options being issued at no cost and exercisable up to and including 10 October 2011 at A$11.27 per share, being the exercise price calculated in accordance with the AEOP.

4. Grant of Options to Executive Directors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

> *"THAT approval be and is hereby given to the grant to the following Executive Directors of the Company, pursuant to and in accordance with the terms and conditions of the News Corporation Share Option Plan ("Plan"), of the specified number of options set against their respective names to acquire Preferred Limited Voting Ordinary Shares:*

News Corporation Share Option Plan	Number of Options
Mr. P. Chernin	1,000,000
Mr. D.F. DeVoe	480,000
Mr. J. R.Murdoch	220,000
Mr. L.K. Murdoch	340,000
Mr. A.M. Siskind	480,000

Notes

The options are issued for no cost under and in accordance with the terms of the Plan, and granted subject to the approval of the members of the Company, and have an exercise price of A$8.02, equal to the weighted average market price of the Company's preferred limited voting ordinary shares sold on the ASX during the five trading days immediately prior to 13 August 2002. The grant of such options to the Executive Directors listed above is consistent with the current practice of the Company and was made in connection with grants to executives on a Company-wide basis.

At last year's Annual General Meeting held on 11 October 2001, approval was given to the issue of the following number of options under the Plan to the following persons - Mr. P. Chernin 1,000,000; Mr. D.F. DeVoe 260,000; Mr. J.R. Murdoch 160,00; Mr L.K.Murdoch 260,000; Mr A.M. Siskind 260,000 and Mr. C.G. Carey, who has since retired as an Executive Director of the Company, but who remains on the Board as a Non-Executive Director 260,000; which options are exercisable up to and including 29 August 2011 at $14.03, being the exercise price calculated in accordance with the Plan, and which options were issued at no cost in accordance with that approval.

By Order of the Board
Keith D Brodie
Company Secretary
5 September 2002

Voting

Voting Exclusion

In accordance with the ASX Listing Rules the Company will disregard any votes cast in respect of the above special resolutions 2 and 3 by any Director of the Company who is eligible to participate in the Plan or the AEOP or an associate of such a Director; except that the Company will not disregard votes cast by any such person as proxy for a member of the Company, in accordance with the directions on the proxy form, or by the Chairman of the meeting as proxy for a member of the Company, in accordance with a direction on the proxy form to vote as the proxy decides. Members wishing to appoint the Chairman of the meeting as their proxy should read carefully the instructions on the proxy form and mark the relevant box to ensure their votes are not disregarded.

How You Can Vote

You may vote by attending the Annual General Meeting in person or by proxy.

If you wish to vote in person, please attend the Annual General Meeting and bring the enclosed proxy form with you. Corporate members wishing to appoint a representative to attend the Annual General Meeting on behalf of the member should ensure that their representative can provide appropriate evidence of his/her appointment.

Specified Time for Determination of Holdings for Meeting

Pursuant to regulation 7.11.37 of the Corporatins Regulations, the directors have determined that the shareholding of each shareholder for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears in the Share Register at 10p.m. on 7 October 2002.

EXHIBIT D

THE NEWS CORPORATION LIMITED

ABN 40 007 910 330

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the twenty-third Annual General Meeting of members of the Company will be held in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia on 9 October 2002 at 10am.

ORDINARY BUSINESS

Reports

To receive and consider the financial report of the Company (and the Group) for the year ended 30 June 2002, and the reports of Directors and Auditors.

The Corporations Act and the Company's constitution require the Company's annual financial report, directors' report and auditor's report to be received and considered at the annual general meeting of shareholders.

Neither the Corporations Act nor the Company's constitution requires a vote on the reports. However, shareholders will have an opportunity to ask questions and make comments on the reports and the Company's business and operations at the meeting.

Resolutions

1. Election of Directors

Messrs Chase Carey, Peter Chernin, Rod Eddington, Aatos Erkko and Andrew Knight retire by rotation. They are all eligible and offer themselves for re-election. The Board supports the re-election of these candidates.

Mr. Stephen Mayne has been nominated by a shareholder in accordance with clause 77(6) of the Company's Constitution and, having consented, offers himself for election. The Board does not support the election of this candidate.

2. Election of Auditors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

"That Ernst & Young be and is hereby appointed auditor of the Company."

A copy of the notice of nomination of Ernst & Young is enclosed.

SPECIAL BUSINESS

3. Grant of Options to Non-Executive Directors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

"That the grant to the following Non-Executive Directors of the Company, pursuant to and in accordance with the terms of the News Corporation Share Option Plan ("Plan"), or the News Corporation Australian Executive Option Plan ("AEOP") of options to acquire 12,000 preferred limited voting ordinary shares each be and is hereby approved:

News Corporation Share Option Plan

Mr. G.C. Bible
Mr. C.G. Carey
Mr. R.I. Eddington
Mr. J.A.M. Erkko
Mr. A.S.B. Knight
Mr. T.J. Perkins
Mr. S.S. Shuman

News Corporation Australian Executive Option Plan

Mr. K.E. Cowley
Mr. G. J. Kraehe"

Notes

The options will be issued at no cost to the recipient in accordance with the Plan or the AEOP, as the case may be, with the expiry date of 10 years from the date of grant and with an exercise price equal to the weighted average market price of the Company's preferred limited voting ordinary shares sold on the Australian Stock Exchange Limited ("ASX") during the five trading days immediately prior to the date of grant (or if no shares were sold during that time, the weighted average market price on the last trading day on which shares were traded). The grant of such options to the Non-Executive Directors listed above is consistent with the current practice of the Company.

Mr. G.C. Bible, Mr. R.I. Eddington, Mr. J.A.M. Erkko, Mr. A.S.B. Knight, Mr. T.J. Perkins and Mr. S.S. Shuman, as Non-Executive Directors and Mr. B.C. Roberts Jnr who has since retired as a Non-Executive Director, were each granted and were issued options over 12,000 preferred limited voting ordinary shares under the Plan since last year's Annual General Meeting held on 11 October 2001, such options being exercisable up to and including 10 October 2011 at A$11.27 per share, being the exercise price calculated in accordance with the Plan.

Mr. K.E. Cowley and Mr. G.J. Kraehe as Non-Executive Directors, were granted options over 12,000 preferred limited voting ordinary shares under the AEOP since last year's Annual General Meeting held on 11 October 2001, such options being issued at no cost and exercisable up to and including 10 October 2011 at A$11.27 per share, being the exercise price calculated in accordance with the AEOP.

4. **Grant of Options to Executive Directors**

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

"THAT approval be and is hereby given to the grant to the following Executive Directors of the Company, pursuant to and in accordance with the terms and conditions of the News Corporation Share Option Plan ("Plan"), of the specified number of options set against their respective names to acquire Preferred Limited Voting Ordinary Shares:

News Corporation Share Option Plan	Number of Options
Mr. P. Chernin	1,000,000
Mr. D.F. DeVoe	480,000
Mr. J. R. Murdoch	220,000
Mr. L.K. Murdoch	340,000
Mr. A.M. Siskind	480,000"

Notes

The options are issued for no cost under and in accordance with the terms of the Plan, and granted subject to the approval of the members of the Company, and have an exercise price of A$8.02, equal to the weighted average market price of the Company's preferred limited voting ordinary shares sold on the ASX during the five trading days immediately prior to 13 August 2002. The grant of such options to the Executive Directors listed above is consistent with the current practice of the Company and was made in connection with grants to executives on a Company-wide basis.

At last year's Annual General Meeting held on 11 October 2001, approval was given to the issue of the following number of options under the Plan to the following persons—Mr. P. Chernin 1,000,000; Mr. D.F. DeVoe 260,000; Mr. J.R. Murdoch 160,000; Mr. L.K. Murdoch 260,000; Mr. A.M. Siskind 260,000 and Mr. C.G. Carey, who has since retired as an Executive Director of the Company, but who remains on the Board as a Non-Executive Director 260,000; which options are exercisable up to and including 29 August 2011 at A$14.03, being the exercise price calculated in accordance with the Plan, and which options were issued at no cost in accordance with that approval.

By Order of the Board
Keith D Brodie
Company Secretary
5 September 2002

Voting

Voting Exclusion

In accordance with the ASX Listing Rules the Company will disregard any votes cast in respect of the above ordinary resolutions 3 and 4 by any Director of the Company who is eligible to participate in the Plan or the AEOP or an associate of such a Director; except that the Company will not disregard votes cast by any such person as proxy for a member of the Company, in accordance with the directions on the proxy form, or by the Chairman of the meeting as proxy for a member of the Company, in accordance with a direction on the proxy form to vote as the proxy decides. Members wishing to appoint the Chairman of the meeting as their proxy should read carefully the instructions on the proxy form and mark the relevant box to ensure their votes are not disregarded.

August 19, 2002

The Secretary
The News Corporation Limited
2 Holt Street
SURRY HILLS NSW 2010

Dear Sir,

I, Kathleen Margaret MURRAY, a shareholder of The News Corporation Limited, pursuant to Section 328 of the Corporations Act, hereby nominate Messrs. Ernst & Young, Chartered Accountants, for appointments as auditors of the Company at the next Annual General Meeting or any adjournment thereof.

Yours faithfully,

Kathy Murray

K.M. MURRAY

EXHIBIT E

Time Sensitive Materials

Depositary's Notice of Shareholders' Meeting of The News Corporation Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts ("ADRs").
ADS CUSIP No.:	652487703.
ADS Record Date:	September 3, 2002.
Meeting Specifics:	Annual General Meeting - October 9, 2002 at 10:00 A.M. (local time) in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on October 1, 2002.
Deposited Securities:	Ordinary shares of The News Corporation Limited, a corporation organized and existing under the laws of South Australia, Australia (the "Company").
ADS Ratio:	4 shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citicorp Nominees Pty Ltd. - Melbourne, Australia.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of October 29, 1996, among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to **10:00 A.M.** (New York City time) on the Voting Instruction Deadline **October 1, 2002.**

The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. **A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.***

Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

As provided in Section 4.07 of the Deposit Agreement, upon timely receipt of signed and completed voting instructions from a Holder of ADRs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 877-CITI-ADR (877-248-4237).

Citibank, N.A., as Depositary

* As set forth in Section 4.07 of the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of Australia, the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.

EXHIBIT F

X Please mark your vote as in this example

0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	FOR	AGAINST	ABSTAIN
1(a)			
1(b)			
1(c)			
1(d)			
1(e)			
1(f)			
2			
3			
4			

SIGNATURE(S) ______________________ Date ____________

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

The News Corporation Limited

1. Approval of the election and re-election of the following Directors, as set forth in the Company's Notice of Meeting enclosed herewith:
   a) Mr. Chase Carey[1];
   b) Mr. Peter Chernin[1];
   c) Mr. Rod Eddington[1];
   d) Mr. Aaros Erkko[1];
   e) Mr. Andrew Knight[1]; and
   f) Mr. Stephen Mayne[2].
2. Approval of the appointment of Ernst & Young as auditor of the Company, as set forth in the Company's Notice of Meeting enclosed herewith.
3. Approval of an ordinary resolution to issue options to certain non-executive Directors, as set forth in the Company's Notice of Meeting enclosed herewith.
4. Approval of an ordinary resolution to issue options to certain executive Directors, as set forth in the Company's Notice of Meeting enclosed herewith.

1 Please note the Company has informed the Depositary that the Board of Directors supports the re-election of this candidate.

2 Please note the Company has informed the Depositary that the Board of Directors does not support the election of this candidate.

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on October 1, 2002 for action to be taken.

2002 VOTING INSTRUCTIONS **AMERICAN DEPOSITARY SHARES**

The News Corporation Limited (the "Company")

CUSIP No.:	652487703.
ADS Record Date:	September 3, 2002.
Meeting Specifics:	Annual General Meeting - October 9, 2002 at 10:00 A. M. (local time) in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement::	Amended and Restated Deposit Agreement, dated as of October 29, 1996.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citicorp Nominees Pty Ltd. - Melbourne, Australia

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

DETACH HERE

EXHIBIT G

No Action Necessary
For Informational Purposes Only

Depositary's Notice of Shareholders' Meeting of The News Corporation Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts ("ADRs").
ADS CUSIP No.:	652487802.
ADS Record Date:	September 3, 2002.
Meeting Specifics:	Annual General Meeting - October 9, 2002 at 10:00 A.M. (local time) in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Deposited Securities:	Preferred limited voting ordinary shares of The News Corporation Limited, a corporation organized and existing under the laws of South Australia, Australia (the "Company").
ADS Ratio:	4 shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citicorp Nominees Pty Ltd. - Melbourne, Australia.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of December 3, 1996, among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder.

The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. **A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.**

The Company has informed the Depositary that pursuant to both the Articles of Association of the Company and the Deposit Agreement, Holders of record of ADSs evidencing Deposited Securities are not entitled to vote or to instruct the Depositary as to the voting of the Deposited Securities on any of the resolutions set forth in the Company's Notice of Meeting. Accordingly, the Company's Notice of Meeting is provided for information purposes only.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

EXHIBIT H



News Corporation

2002 Annual Information for ADR holders

INFORMATION FOR ADR HOLDERS:

The News Corporation Limited ("News Corporation" or the "Company") shares are traded in the United States in the form of American Depositary Receipts (ADRs). As of August 14, 2002, there were 89,297,799 ADRs outstanding, each representing four ordinary shares (common stock) of the Company and 465,033,591 ADRs outstanding, each representing four preferred limited voting ordinary shares of the Company. The ADRs are listed on the New York Stock Exchange under the ticker symbols "NWS" (ordinary shares) and "NWS.A" (preferred shares). Details of trading activity are published under the abbreviation "Newscp" (ordinary shares) and "Newscp pf" (preferred shares) in the stock table of most daily newspapers.

News Corporation's consolidated condensed financial statements are presented in Australian dollars (A$) and have been prepared in accordance with accounting principles generally accepted in Australia (A-GAAP) which vary in certain significant respects from accounting principles generally accepted in the United States (US-GAAP). A discussion of the significant differences and the approximate effect of applying US-GAAP to consolidated net income, shareholders' equity and certain balance sheet captions are set forth on pages 5 through 12.

The following consolidated condensed financial statements are set forth in Australian dollars with a translation of the statement of financial position amounts and the statement of financial performance to U.S. dollars at A$1.00 = US$0.5640, the June 30, 2002 exchange rate, solely for your convenience.

The table below sets forth News Corporation's revenues, operating income and assets for the year ended June 30, 2002 by geographic area.

	US	UK	Australasia
Revenues	76%	15%	9%
Operating Income	70%	23%	7%
Assets	77%	13%	10%

EXCHANGE RATES

The following table sets forth for the periods indicated, the average, high, low and period-end Noon Buying Rates in New York City for Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US$ per A$1.00.

Fiscal Year Ended June 30	Average	High	Low	Period-End
2000	0.6286	0.6703	0.5685	0.5971
2001	0.5320	0.5996	0.4828	0.5100
2002	0.5236	0.5748	0.4841	0.5628
2003 (through August 14, 2002)	0.5481	0.5688	0.5280	0.5375

REPORT OF INDEPENDENT AUDITORS

To the Holders of American Depositary Receipts,
THE NEWS CORPORATION LIMITED

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated statements of financial position of The News Corporation Limited as of June 30, 2002 and 2001, and the related consolidated statements of financial performance, shareholders' equity, and cash flows for each of the two years in the period ended June 30, 2002. These consolidated financial statements are included in the Full Financial Report for ADR Holders of The News Corporation Limited for the year ended June 30, 2002 and have not been presented herein. In our report dated August 14, 2002, which also appears in the Full Financial Report for ADR Holders, we expressed unqualified opinions on the aforementioned consolidated financial statements.

In our opinion, the information set forth in the 2002 Annual Information for ADR holders appearing on pages 3 through 12 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

ERNST & YOUNG

Sydney, Australia
August 14, 2002

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL PERFORMANCE

(in millions except for per ADR amounts)

	Year Ended June 30, 2001	Year Ended June 30, 2002	US Dollars 2002
Sales revenue	A$25,578	A$ 29,014	US$16,364
Operating expenses	22,485	25,472	14,366
Operating income	3,093	3,542	1,998
Net (loss) from associated entities	(249)	(1,434)	(809)
Borrowing costs	(1,268)	(1,291)	(728)
Investments income	333	291	164
Net borrowings costs	(935)	(1,000)	(564)
Dividends on exchangeable preferred securities	(90)	(93)	(52)
Other revenues before income tax	3,335	5,627	3,174
Other expenses before income tax	(4,609)	(17,601)	(9,927)
Change in accounting policy before income tax	(1,107)	—	—
Loss from ordinary activities before income tax	(562)	(10,959)	(6,180)
Income tax benefit (expense) on:			
Ordinary activities before change in accounting policy and other items	(428)	(640)	(361)
Other items	19	(15)	(8)
Change in accounting policy	421	—	—
Net income tax benefit (expense)	12	(655)	(369)
Net loss from ordinary activities after tax	(550)	(11,614)	(6,549)
Net profit attributable to outside equity interests	(196)	(348)	(196)
Net loss attributable to members of the parent entity	A$ (746)	A$(11,962)	US$(6,745)
Earnings per share on net loss attributable to members of the parent entity:			
Basic/Diluted			
Ordinary shares	A$(0.174)	A$ (2.170)	US$(1.224)
Preferred limited voting ordinary shares	A$(0.209)	A$ (2.604)	US$(1.469)
Ordinary and preferred limited voting ordinary shares	A$(0.192)	A$ (2.431)	US$(1.371)
In accordance with US-GAAP			
Income (loss) before cumulative effect of accounting change	A$ 740	A$(14,552)	US$(8,207)
Net income (loss)	A$ (218)	A$(14,670)	US$(8,274)
Basic and Diluted income (loss) per ADR before cumulative effect of accounting change:			
Ordinary	A$ 0.61	A$ (10.55)	US$ (5.95)
Preferred limited voing ordinary	A$ 0.73	A$ (12.66)	US$ (7.14)
Basic and Diluted loss per ADR:			
Ordinary	A$ (0.24)	A$ (10.63)	US$ (6.00)
Preferred limited voting ordinary	A$ (0.29)	A$ (12.76)	US$ (7.20)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION

(in millions)

	As Reported June 30		US$	Per US-GAAP June 30		US$
	2001	2002	2002	2001	2002	2002
ASSETS						
Current assets						
Cash and cash equivalents	A$ 5,615	A$ 6,337	3,574	A$ 5,615	A$ 6,337	3,574
Receivables	6,683	5,809	3,276	6,683	5,809	3,276
Inventories	3,259	1,935	1,091	3,259	1,935	1,091
Other	616	566	319	649	598	337
Total current assets	16,173	14,647	8,260	16,206	14,679	8,278
Non-Current Assets						
Receivables	762	796	449	762	796	449
Investments	23,151	8,587	4,844	27,701	8,004	4,515
Inventories	5,219	4,232	2,387	5,219	4,232	2,387
Property, plant and equipment	7,110	6,671	3,762	6,963	6,527	3,681
Publishing rights, titles and television licenses	31,051	35,348	19,936	21,099	24,831	14,005
Goodwill	519	455	257	2,172	5,626	3,173
Other	976	705	398	1,344	1,142	644
Total non-current assets	68,788	56,794	32,033	65,260	51,158	28,854
Total assets	A$ 84,961	A$ 71,441	40,293	A$ 81,466	A$ 65,837	37,132
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current liabilities						
Interest bearing liabilities	A$ 63	A$ 1,856	1,047	A$ 63	A$ 1,856	1,047
Payables	8,777	8,073	4,553	9,011	8,286	4,673
Tax liabilities and provisions	936	1,076	607	936	1,076	607
Total current liabilities	9,776	11,005	6,207	10,010	11,218	6,327
Non-current liabilities						
Interest bearing liabilities	18,742	13,585	7,662	18,742	13,585	7,662
Payables	4,465	4,054	2,286	4,723	4,164	2,349
Tax liabilities and provisions	716	1,639	924	4,183	6,623	3,735
Total non-current liabilities excluding exchangeable preferred securities	23,923	19,278	10,872	27,648	24,372	13,746
Exchangeable preferred securities	3,667	1,690	953	—	—	—
Total liabilities including exchangeable preferred securities	A$37,366	A$31,973	18,032	A$37,658	A$35,590	20,073
Minority interest in subsidiaries, including exchangeable preferred securities	—	—	—	7,523	5,294	2,986
Shareholders' equity	A$47,595	A$39,468	22,261	A$36,285	A$24,953	14,073
Total liabilities and shareholders' equity	A$84,961	A$71,441	40,293	A$81,466	A$65,837	37,132

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

A description of the Australian generally accepted accounting principles (A-GAAP) which differ significantly in certain respects from United States generally accepted accounting principles (US-GAAP) follows:

(a) Revaluation of Assets

Prior to fiscal 1991, property, plant and equipment, publishing rights, titles, television licenses and investments were revalued at an amount in excess of cost. The major portion of such revaluation was ascribed to publishing rights. No revaluations have been performed since fiscal 1990 and during fiscal 2001, the Company, in accordance with AASB 1041 "Revaluation of Non-current Assets", adopted a cost basis of measurement, thereby discontinuing further revaluations under A-GAAP. Accounting principles generally accepted in the United States do not permit the revaluation of assets in excess of cost. Accordingly, a gain on the sale of any existing revalued asset would differ between A-GAAP and US-GAAP by the amount of the remaining unamortized revaluation.

(b) Intangible Assets

Amounts paid on the acquisition of publishing rights, titles and television licenses in connection with purchase business combinations and initial cable distribution investments are not amortized by the Company as they are considered to have indefinite useful lives. The excess of cost over net assets acquired in purchase business combinations is amortized over a period of 20 years using the straight-line method. Under US-GAAP, these intangible assets are being amortized on a straight line method not exceeding 40 years except for those business combinations initiated after June 30, 2001. Also see (g), (m) and (n).

(c) Investments

The equity method of accounting for associated companies has been adjusted to reflect the approximate effect of applying US-GAAP to the associated companies' A-GAAP consolidated financial statements. Additionally, the Company's investment exceeds its equity in the underlying net assets of certain of these investees. Under A-GAAP, this amount is not amortized as the excess in each case is considered by the Company to be an intangible asset with an indefinite useful life. Under US-GAAP, the difference between the cost of these investments and the underlying equity in their net assets is considered an intangible asset and is amortized over a period not to exceed 40 years. Also see (h).

In fiscal 1999, British Sky Broadcasting Group plc ("BSkyB"), an associated company, recorded a charge and a related accrual for the transitioning of its existing analog subscribers onto its digital service. Under US-GAAP, a significant portion of these charges were recorded as incurred and as of June 30, 2002 this transitioning is substantially complete. During fiscal 2001 and 2002, approximately A$169 million and A$19 million, respectively, was charged to earnings for US-GAAP purposes.

Under US-GAAP, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company currently classifies its equity securities as available-for-sale securities, reported at fair market value, with unrealized gains and losses excluded from earnings and reported as a component of other comprehensive income (loss) within shareholders' equity.

The Company records gains or losses on the issuance of shares of subsidiaries and equity investees. Under A-GAAP, gains (losses) resulting from the issuance of shares of equity investees are recorded as a component of shareholders' equity. Under US-GAAP, these gains (losses) are recorded as part of earnings, in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 51, "Accounting for Sales of Stock by a Subsidiary."

In fiscal 2001, the Company recognized gains on the issuance of shares of associated entities of A$856 million which were reflected on the "Gain on sale of non-current assets, net" line in the accompanying reconciliation of net income (loss) to US-GAAP.

(d) Other Items

Under A-GAAP, items that are considered significant by reason of their size, nature or effect on the Company's financial performance for the year are classified as Other Revenues and Expenses while under US-GAAP classification of these items on the consolidated condensed statements of financial performance differs. Accordingly, under US-GAAP these items have been reclassified to operating income, interest expense and minority interest, as appropriate.

(e) Minority Interest in Subsidiaries

Under A-GAAP, minority interest in subsidiaries is included in shareholders' equity on the consolidated condensed statements of financial position. In contrast, under US-GAAP, minority interest in subsidiaries is classified on the balance sheet outside of shareholders' equity.

In November 1996, an indirect subsidiary of the Company issued exchangeable preferred securities which are included in Exchangeable preferred securities under A-GAAP. Also included in Exchangeable preferred securities was an obligation to issue redeemable preferred securities to MCI Communications Corporation at June 30, 2001. Under US-GAAP, both of these obligations are classified as Minority interest in subsidiaries. The MCI obligation was settled in February 2002.

The exchangeable preferred securities were issued with attached warrants exercisable into ordinary shares of BSkyB (the "Warrants") or, at the option of TNCL, cash equal to the market value of such shares. Upon the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" on July 1, 2000, the Company began recording the Warrants at their fair value on each balance sheet date (in the Accounts payable and other—non current line) and any related changes to their fair value are recorded as a component of net income.

(f) Refinancing Costs

Under A-GAAP, costs incurred in connection with the Company's issuance of certain indebtedness were charged to other expense items in the period in which they were incurred. Under US-GAAP, certain related period costs are charged to expense with the remainder capitalized and amortized over the life of the related financing agreement.

(g) Income Taxes

Under US-GAAP, the Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes." Upon adoption of SFAS No. 109, the Company increased the excess of cost over net assets acquired and deferred tax liabilities to provide deferred taxes on basis differences on prior business combinations. This adjustment has no effect on US-GAAP net loss reported in prior periods as the resulting increase in amortization expense (recorded over 40 years) is offset by a corresponding decrease in income tax expense. Under A-GAAP, deferred taxes are not provided for basis differences resulting from business combinations.

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The Company's temporary differences primarily relate to the amortization of publishing rights, titles and television licenses, basis differences on business combinations and net operating loss carryforwards for income tax purposes.

(h) Developing Businesses

Costs incurred in the development of major new activities, including associated companies, are capitalized until the operations have commenced on a commercial basis. At that point any readily identifiable intangibles, such as publishing rights, titles and television licenses but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Under US-GAAP, these costs are charged to operating income or equity in earnings of associated companies, as applicable, in the period incurred, in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 "Reporting on the Costs of Start-up Activities."

(i) Earnings per ADR

The following table sets forth the computation of basic and diluted earnings per ADR under SFAS No. 128, "Earnings per Share":

	Year Ended June 30, 2001	Year Ended June 30, 2002
Numerator:		
Income (loss) before cumulative effect of accounting change	A$ 740	A$(14,552)
Dividends	(51)	(52)
Income (loss) before cumulative effect of accounting change available to shareholders—basic	689	(14,604)
Interest on convertible debt and other	29	34
Income (loss) before cumulative effect of accounting change available to shareholders—diluted	A$ 718	A$(14,570)
Cumulative effect of accounting change, net of tax	A$ (958)	A$ (118)
Net loss	A$ (218)	A$(14,670)
Dividends	(51)	(52)
Loss available to shareholders—basic	(269)	(14,722)
Interest on convertible debt	29	34
Net loss available to shareholders—diluted	A$ (240)	A$(14,688)
Denominator: (in millions of ADRs)		
Weighted average ADRs—basic:		
Ordinary	481	491
Preferred limited voting ordinary	542	745
Weighted average ADRs—diluted:		
Ordinary	481	491
Preferred limited voting ordinary	573	773
Basic and diluted (loss) earnings before cumulative effect of accounting change:		
Ordinary	A$ 0.61	A$ (10.55)
Preferred limited voting ordinary	A$ 0.73	A$ (12.66)
Cumulative effect of accounting change, net of tax:		
Ordinary	A$(0.85)	A$ (0.08)
Preferred limited voting ordinary	A$(1.02)	A$ (0.10)
Basic and diluted net loss per ADR:		
Ordinary	A$(0.24)	A$ (10.63)
Preferred limited voting ordinary	A$(0.29)	A$ (12.76)

Potentially dilutive ADRs were not included in the computation of diluted loss per ADR for the fiscal years ended June 30, 2001 and 2002 because to do so would be anti-dilutive.

(j) **Employee Share Options**

SFAS No. 123, "Accounting for Stock Based Compensation," requires certain disclosures for those companies that will continue to use an intrinsic value-based method for measuring compensation cost in connection with employee stock compensation plans. The Company will continue to use such method, under which no compensation cost has been recognized under US-GAAP. Had compensation cost for the Company's share option plans been determined consistent with SFAS No. 123, net loss under US-GAAP would have been increased by A$59 million in fiscal 2001 and A$112 million in fiscal 2002, with an increase in basic and diluted loss per preferred limited voting ordinary ADR of A$0.11 and A$0.15, respectively.

(k) **Other Comprehensive Income**

SFAS No. 130, "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in financial statements under US-GAAP. Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under US-GAAP are excluded from net income. Accumulated comprehensive income totaled A$6,444 million and A$3,720 million at June 30, 2001 and 2002, respectively.

(l) **Revenue**

Under US-GAAP, in November 2001, the U.S. Financial Accounting Standards Board ("FASB") issued EITF No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This EITF, states that the financial statement classification of customer incentives, including the amortization of cable distribution investments over the original term of the cable distribution agreement, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets. As required, under US-GAAP, effective January 1, 2002, the Group has reclassified the amortization of cable distribution investments against revenues. The amortization of cable distribution investments had previously been included in Depreciation and amortization. Under US-GAAP, revenue has been adjusted A$167 million and A$221 million for the years ended June 30, 2001 and 2002, respectively. US-GAAP Operating Income, Net loss and Earnings (loss) per ADR are not affected by this reclassification.

(m) **Acquisitions**

Under A-GAAP, when an entity or operation is acquired, the identifiable assets and liabilities assumed must be measured at their fair value at the date of the closing of the acquisition. The purchase consideration is the fair value, as of the closing date of the acquisition, of assets given, equity instruments issued or liabilities undertaken by the acquiring entity.

Under US-GAAP equity instruments that are issued in a purchase business combination are valued on the date the terms of the purchase agreement are agreed to and announced as opposed to A-GAAP which values such consideration at the date of closing of the acquisition. In addition, under US-GAAP deferred taxes are recognized for the future tax consequences of temporary differences between the assigned values assigned to identifiable assets and the tax basis of the identifiable assets. Such differences are not recognized for A-GAAP.

The impact of these differences on the July 31, 2001 acquisition of Chris Craft Industries and its subsidiaries for US-GAAP purposes was to increase the purchase price by approximately US$1,870 million above the A-GAAP amount.

(n) Recently Issued Accounting Pronouncements

At the beginning of fiscal 2001, the Company, under both A-GAAP and US-GAAP, adopted Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"), which established new accounting standards for producers and distributors of films and supersedes SFAS No. 53. SOP 00-2 establishes new accounting standards for, among other things, marketing and development costs. Effective July 1, 2000, the Company, under A-GAAP, recorded a one-time, non-cash charge of US$494 million, net of US$302 million tax, as a change in accounting policy, which has been reflected on the US-GAAP consolidated statement of operations as a cumulative effect of an accounting change. This charge primarily reflects the write-off of marketing and certain development costs in accordance with SOP 00-2. Subsequent to the adoption of SOP 00-2, the Company's accounting policy, under both A-GAAP and US-GAAP, is to expense marketing and certain development costs as incurred.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS NO. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations to be accounted for by the purchase method and that acquired intangible assets be recognized apart from goodwill if they meet specific criteria. SFAS No. 141 supersedes Accounting Principles Board ("APB") Opinion No. 16 and is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 eliminates the requirement to amortize goodwill, identifiable intangible assets that have indefinite useful lives and the excess cost of equity investments attributable to such intangibles. However, it requires that goodwill and identifiable intangibles with indefinite lives be tested for impairment at least annually using the guidance specifically provided in the statement. SFAS No. 142 supersedes APB Opinion No. 17 and will be adopted by the Company on July 1, 2002. While the Company is still in the process of evaluating the overall impact of adopting the provisions of SFAS No. 142, the Company expects that all of its goodwill, a substantial amount of its publishing rights, titles and television licenses and the excess cost of equity investments attributable to indefinite-lived intangibles will no longer be amortized beginning in fiscal 2003 under US-GAAP. In addition, the Company does not currently expect that adoption of SFAS No. 142 will result in a transitional impairment loss that will be material to its consolidated statement of operations under US-GAAP, however, this is subject to a final evaluation of the impact of the adoption.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes an accounting model for impairment or disposal of long-lived assets to be (i) held and used and (ii) disposed of by sale. The Company plans to adopt SFAS No. 144 on July 1, 2002 and does not expect it to have a material impact on its consolidated statements of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," required that gains and losses from extinguishment of debt be classified as an extraordinary item, net of the related income tax effect. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. SFAS No. 13, "Accounting for Leases," has been amended to require sale-leaseback accounting for certain lease modifications that are similar to sale-leaseback transactions. The rescission of SFAS No. 4 and the amendment to SFAS No. 13 shall be effective for fiscal years and transactions, respectively, occurring after May 15, 2002. The Company has adopted the provisions of SFAS No. 145. This adoption has had no effect on prior year financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair market value when the liability is incurred, rather than upon an entity's commitment to an exit plan, as prescribed by EITF No. 94-3. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002. The Company will adopt SFAS No. 146 on January 1, 2003.

The application of US-GAAP, as described above, would have had the following approximate effect on consolidated net income (loss) and shareholders' equity.

	Year Ended June 30,	
	2001	2002
	(in millions) (except per ADR amounts)	
Net loss as reported in the consolidated condensed statements of financial performance	A$ (746)	A$(11,962)
Items increasing (decreasing) reported income before cumulative effect of accounting change:		
Amortization of publishing rights, titles and television licenses	(622)	(657)
Amortization of cable distribution investments	(167)	(221)
Amortization of excess of cost over net assets acquired	22	24
Gain (loss) on sale/disposal of non-current assets, net	1,516	(314)
Adjustment of writedown of investment in Stream S.p.A. related to basis difference	—	579
Adjustment of writedown of investment in Gemstar-TV Guide, Inc. related to basis difference	—	(545)
Equity in losses of associated companies	(1,289)	(1,495)
Reversal of BSkyB digital transition provision	(169)	(19)
Developing business start-up costs	(208)	(32)
NDS stock compensation expense and other	(28)	(5)
Change in carrying value of exchangeable preferred securities' warrants and other derivatives	1,535	(63)
Income tax (expense) benefit related to US-GAAP adjustments	(91)	97
Minority interest relating to US-GAAP adjustments	146	74
Other	(2)	(13)
Net (decrease) increase in reported income before cumulative effect of accounting change	643	(2,590)
Approximate loss before cumulative effect of accounting change	(103)	(14,552)
Cumulative effect of accounting change, net of tax	(115)	(118)
Approximate net loss in accordance with US-GAAP	A$ (218)	(14,670)
Approximate basic and diluted earnings per ADR in accordance with US-GAAP:		
Ordinary ADRs	A$ (0.24)	A$ (10.63)
Preferred ADRs	A$ (0.29)	A$ (12.76)
Shareholders' equity as reported in the consolidated condensed statements of financial position	A$ 47,595	A$ 39,468
Items increasing (decreasing) reported equity:		
Publishing rights, titles & television licenses:		
Revaluation & other	(7,050)	(7,012)
Amortization	(2,902)	(3,505)
Excess of cost over net assets acquired:		
Effect of adopting SFAS No. 109 & other	1,474	4,994
Amortization	179	177
Accounts payable & other non-current:		
Effect of adopting SFAS No. 109 & other deferred taxes	(3,165)	(4,545)
Other	(560)	(549)
Investments:		
Associated companies reserve	3,401	(774)
Unrealized gains on certain investments available for sale	1,149	191
Minority interest in subsidiaries	(3,856)	(3,604)
Other	20	112
Net decrease in reported shareholders' equity	(11,310)	(14,515)
Approximate shareholders' equity in accordance with US-GAAP	A$ 36,285	A$ 24,953